UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-40236

Edgewise Therapeutics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**82-1725586**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

3415 Colorado Ave.
Boulder, CO 80303
(Address of Principal Executive Offices)

(720) 262-7002
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Exchange on which registered**
Common stock, par value $0.0001 per share	**EWTX**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐		
Non-accelerated filer	☒	Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

    The aggregate market value of registrant's common equity held by non-affiliates of registrant on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $247.9 million, based upon the closing sale price of the common stock as reported on The Nasdaq Global Select Market.

    As of January 31, 2023, there were 63,262,464 of the registrant's ordinary shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Information required by Part III of this Form 10-K is incorporated by reference to the registrant's proxy statement for the 2023 annual meeting of stockholders, which proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Form 10-K.

TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART IV

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (Annual Report) contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, development plans, planned preclinical studies and clinical trials, future results of clinical trials, expected research and development costs, regulatory strategy, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "predicts", "potential", "continue" or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

- the safety and efficacy of, and the ability of our preclinical studies and clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results;

- our ability to utilize our proprietary drug discovery platform to develop a pipeline of product candidates to address muscle disorders;

- the timing, progress and results of preclinical studies and clinical trials for EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and other product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the studies or trials will become available, and our research and development programs;

- the timing, scope and likelihood of domestic and foreign regulatory filings and approvals, including timing of INDs and final FDA approval of EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and any other future product candidates;

- our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical studies;

- our manufacturing, commercialization, operations and marketing capabilities, relationships with other businesses and other business strategies, systems and relationships;

- our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;

- the need to hire additional personnel and our ability to attract and retain such personnel;

- the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting and our expectations regarding the implementation of newborn screening for muscular dystrophy;

- our expectations regarding the approval and use of our product candidates in combination with other drugs;

- our competitive position and the success of competing product candidates and therapies that are or may become available;

- our estimates of the number of patients that we will enroll in our clinical trials;

- the beneficial characteristics, and the potential safety, efficacy and therapeutic effects of our product candidates;

- our ability to obtain and maintain regulatory approval of our product candidates;

- our plans relating to the further development of our product candidates, including additional indications we may pursue;

- existing regulations and regulatory developments in the United States, Europe and other jurisdictions;

- our expectations regarding the impact of the COVID-19 pandemic on our business;

- our expectation regarding the impact of the Russia/Ukraine conflict on our business;

- our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and other product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

- our continued reliance on third parties to conduct additional preclinical studies and planned clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;

- our relationships with patient advocacy groups, key opinion leaders, regulators, the research community and payors;

- our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

- the pricing and reimbursement of EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and other product candidates we may develop, if approved;

- the rate and degree of market acceptance and clinical utility of EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and other product candidates we may develop;

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing which may be impacted by many factors including inflation;

- our financial performance;

- the period over which we estimate our existing cash, cash equivalents and marketable securities will be sufficient to fund our future operating expenses and capital expenditure requirements;

- the impact of laws and regulations; and

- our expectations regarding the period during which we will qualify as an emerging growth company under The Jumpstart Our Business Startups Act of 2012 and a smaller reporting company under the Securities Exchange Act of 1934, as amended.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this Annual Report and are subject to a number of risks, uncertainties and assumptions described in the section titled "Risk Factors" and elsewhere in this Annual Report. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events or otherwise.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

PART I

Item 1. Business

Overview

Our vision is to improve the lives of patients and families suffering from rare muscle disorders by building the world's leading muscle-focused, precision medicine company.

At Edgewise, patients are at the core of everything we do. We recognize that for patients with rare and debilitating diseases, every day without an effective treatment is a day too late and we are driven by this urgency to evolve disease knowledge with an aim to develop novel precision medicines for severe and rare disorders driven by muscle dysfunction. Our intimate knowledge of muscle biology and biophysics along with our ability to identify and design muscle specific precision small molecules have enabled us to rapidly advance our lead product candidate into clinical development while advancing our preclinical pipeline. From this foundation, we continue to build a leading, global biopharmaceutical company focused on rare diseases involving muscle in order to develop transformative precision medicines to treat and possibly cure these disorders.

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe, rare muscle disorders for which there is significant unmet medical need. Guided by our holistic drug discovery approach to targeting the muscle as an organ, we have combined our foundational expertise in muscle biology and small molecule engineering to build our proprietary, muscle-focused drug discovery platform. Our platform utilizes custom-built high throughput and translatable systems that measure integrated muscle function in whole organ extracts to identify small molecule precision medicines regulating key proteins in muscle tissue, initially focused on addressing rare neuromuscular and cardiac diseases.

Since our inception in 2017, our precision medicine muscle platform has generated several programs to address a variety of muscle disorders. We are advancing one clinical-stage program and two preclinical programs.

Our lead product candidate, EDG-5506, is an orally administered allosteric, selective, fast myofiber (type II) myosin small molecule inhibitor designed to address the root cause of dystrophinopathies including Duchenne muscular dystrophy (DMD) and Becker muscular dystrophy (BMD). Both of these disorders are rare and often debilitating diseases, and we estimate that in the United States there are approximately 12,000 to 15,000 DMD patients and 4,000 to 5,000 BMD patients. As a selective fast myosin inhibitor, EDG-5506 presents a novel mechanism of action designed to selectively limit injurious stress caused by lack of dystrophin by moderating fast skeletal muscle myosin force development and thereby compensating for the absence of functional dystrophin. Our preclinical data with EDG-5506 in animal models of muscular dystrophy demonstrated that selective regulation of fast (type II) myofiber contraction protected muscle from damage, reduced systemic fibrosis and improved measures of muscle function including strength and ability to engage in physical activities, which we believe may provide evidence of a disease modifying effect. A unique observation from our preclinical work is that EDG-5506 led to pronounced prevention of cardiac fibrosis. This is a highly relevant finding, particularly if replicated in clinical observations, since cardiac myopathy is a major driver of mortality in both DMD and BMD.

EDG-5506 was evaluated in a Phase 1 clinical trial designed to assess the safety, tolerability and pharmacokinetics (PK) of EDG-5506 in adult healthy volunteers (HVs) (Phase 1a) and in adults with BMD (Phase 1b). Our Phase 1a data in HVs demonstrated that EDG-5506 was generally well-tolerated and amenable to daily dosing. Our Phase 1b data in BMD patients demonstrated proof of concept by showing a significant reduction in key biomarkers of muscle damage.

Following completion of our Phase 1b study, we initiated and completed enrollment in the ARCH open label study evaluating EDG-5506 in 12 adult males with BMD. All those who participated in the Phase 1b first-in-human study of EDG-5506 also enrolled in the study. The study evaluated multiple doses of EDG-5506 administered daily over 12 months. Safety, PK, changes in biomarkers of muscle damage such as creatine kinase (CK) and fast skeletal muscle troponin (TNNI2), measures of function with North Star Ambulatory Assessments/ North Star Ambulatory Assessments Limb Girdle Type Muscular Dystrophies (NSAA/NSAD), time function tests and patient-reported outcomes, were evaluated. We reported data at the end of two months, four months and six months of treatment. Consistent with prior observations, treatment with EDG-5506 led to a significant decrease in key biomarkers of muscle damage when assessed by laboratory assays. EDG-5506 dosing led to a positive trend in NSAA scores. Of note, a similar trend was observed with the NSAD scores. EDG-5506 was well-tolerated in all participants with no discontinuations or dose reductions. The most common adverse events observed to date were dizziness, drowsiness, and headache. All participants have been dose escalated to daily 20 mg oral doses of EDG-5506.

The 6-month ARCH study data with EDG-5506 provided further support that reducing contraction-induced damage in dystrophic muscle has the potential to preserve and improve muscle function while preventing disease progression in dystrophinopathies.

We believe EDG-5506 has potential therapeutic utility as either a standalone or combination therapy for patients suffering from rare muscular dystrophies, if approved.

We have also identified a second muscle-focused potential precision medicine that focuses on identification of novel mechanism cardiac modulators. We are initially pursuing a new target with our lead product candidate for cardiomyopathy, EDG-7500, for inherited hypertrophic cardiomyopathy (HCM) in addition to exploring the potential of this novel mechanism across other cardiac disorders. Our preliminary preclinical studies have generated promising data. We have initiated IND-enabling studies and plan to file an IND in the third quarter of 2023.

Our EDG-003 cardiovascular discovery program also has the potential to yield novel molecules that could become new therapeutic options for a variety of other cardiac disorders. While EDG-003 is an important preclinical program to us, we have not needed to devote significant financial resources to this program to date since it is still in early discovery and has not advanced into clinical trials.

Our Pipeline

Using our proprietary drug discovery platform, we are developing a pipeline of precision medicine product candidates that target key muscle proteins and modulators to address a broad array of genetically defined muscle disorders. We have retained global development and commercialization rights to all of our programs. Our current pipeline is summarized below.

	Program	Indications	Preclinical	Phase 1	Phase 2	Phase 3
Skeletal	**EDG-5506** *Myosin ATPase*	BMD	●━━━━●	━━━●	━━━	○
Skeletal	**EDG-5506** *Myosin ATPase*	DMD	●━━━━●	━━━●	━━━	○
Skeletal	**EDG-5506** *Myosin ATPase*	LGMD, McArdle	●━━━━●	━━━●	━	○
Cardiovascular	**EDG-7500** *Undisclosed*	HCM	●━━	○	○	○
Cardiovascular	**EDG-003** *Undisclosed*	Cardiovascular	●━	○	○	○

Abbreviations: BMD, Becker muscular dystrophy; DMD, Duchenne muscular dystrophy; LGMD, limb-girdle muscular dystrophy; HCM, hypertrophic cardiomyopathy

Our History and Team

We have assembled an experienced and highly motivated management team with a strong track record in the biotechnology and pharmaceutical industry. We are focused on building a leading, patient-centric, fully integrated global rare disease company. Members of our team have extensive expertise in muscle disorders, small molecule drug discovery and development and patient advocacy with proven track records at organizations including Alexion, Amgen, Array Biopharma, Catabasis, Cytokinetics, Genzyme, GlaxoSmithKline, Parent Project Muscular Dystrophy, Pfizer, Biogen and MyoKardia.

We were co-founded in 2017 by our Chief Scientific Officer, Alan Russell, Ph.D., Peter Thompson, M.D., who is currently a Partner at OrbiMed and Badreddin Edris, Ph.D., who is currently the Chief Operating Officer at SpringWorks Therapeutics, Inc. through funding provided by OrbiMed. Dr. Russell has extensive experience in developing novel therapeutics for diseases involving skeletal muscle, having previously served as Vice President and Head of the Muscle Metabolism Discovery Performance Unit at GlaxoSmithKline from 2010 to 2017 and as Associate Director, Muscle Biology and Therapeutics at Cytokinetics from 2002 to 2010, where he was the co-inventor of tirasemtiv and reldesemtiv, direct muscle sensitizers for Amyotrophic Lateral Sclerosis (ALS).

We are led by Kevin Koch, Ph.D., who has been in the life science industry for over 30 years with a focus on drug discovery, translational medicine and clinical development. Dr. Koch previously served as the Senior Vice President of Drug Discovery, Chemical and Molecular Therapeutics at Biogen where he managed global drug discovery and biomarker development. Dr. Koch was a co-founder of Array BioPharma, serving as President, Chief Scientific Officer and Board member from the company's inception in 1998 to 2013. While there, he built a fully integrated research and development team that oversaw the invention of over 20 clinical development candidates across multiple therapeutic areas, several of which are now marketed medicines. Prior to Array, Dr. Koch held senior positions at Amgen and Pfizer Central Research. Additionally, our Chief Business Officer, Behrad Derakhshan, Ph.D., our Chief Financial Officer, R. Michael Carruthers, our Chief Medical Officer, Joanne Donovan, M.D., Ph.D., and our General Counsel, John Moore, each have more than 15 years of experience in drug research, clinical development, regulatory affairs, manufacturing, business development and commercialization of novel medicines, particularly in a range of devastating rare diseases. Additionally, we have recently appointed Marc Semigran, M.D., as Chief Development Officer. Dr. Semigran previously served as Chief Medical Officer and Senior Vice President of medical science at MyoKardia and as Chief Medical Officer of Renovacor. Dr. Semigran brings considerable clinical development and translational medicine experience as we prepare to advance our novel cardiac program into clinical development.

Further, we have built a scientific advisory board with experts in the field of muscle diseases affecting both children and adults. Our scientific advisors include researchers who publish widely-cited articles on the skeletal and cardiac aspects of muscular dystrophy as well as on inherited forms of cardiovascular disease. Moreover, some of our advisors lead clinical units at some of the leading muscle disease centers in the United States and are actively involved in our drug development process and programs.

As a private company, we raised $160.7 million from leading institutional investors which include OrbiMed, Novo Holdings A/S, U.S. Venture Partners (USVP), Deerfield Management, Viking Global Investors, New Leaf Ventures, Janus Henderson Investors, RA Capital Management, Cormorant Asset Management, Logos Capital, Wellington Management, CureDuchenne Ventures and an undisclosed institutional investor. We also raised $186.1 million in net proceeds from our initial public offering in March 2021 and $129.2 in net proceeds from our follow-on public offering in September 2022 (the September 2022 Offering).

Our Strategy

Our vision is to improve the lives of patients and families suffering from rare muscle disorders by building the world's leading muscle-focused, precision medicine company. Key components of our strategy to achieve this vision include:

- ***Engaging comprehensively with patients and their families and physicians to develop trusted relationships, transparent communications, and become a leader in the muscular dystrophy stakeholder community.*** By positioning ourselves as a trusted partner that moves with thoughtful urgency, we will continue to work to understand the needs of patients in order to inform our development of EDG-5506 and other programs for neuromuscular and other diseases. We continue to seek to better appreciate the burden of disease from the patient perspective, understand the current standard of care and unmet needs in managing the disease and learn what is most meaningful to patients.

- ***Leveraging clinical and regulatory precedents and our extensive experience in rare diseases to rapidly advance EDG-5506 through clinical development in DMD, BMD and other muscle diseases****.* Our lead product candidate, EDG-5506, is a modulator of fast (type II) skeletal muscle myosin designed to selectively limit injurious stress caused by lack of dystrophin. We plan to prioritize the development of EDG-5506 in DMD and BMD given the limited or lack of approved treatments and significant unmet medical need. In October 2020, we initiated our first Phase 1 clinical trial to evaluate the safety and tolerability of EDG-5506 in adult HVs (Phase 1a) and in adults with BMD (Phase 1b). Leveraging the aggregated Phase 1 safety and tolerability and exposure data, we initiated two Phase 2 clinical trials in 2022. The first clinical trial in BMD assesses longer duration safety and tolerability, exposure levels, changes to biomarkers of muscle breakdown and functional observations in an adolescent and adult patient population. The second clinical trial is a Phase 2 dose-ranging clinical trial in children with DMD. Assuming positive results, we also plan to explore the potential for breakthrough designation and/or an accelerated approval pathway. We believe EDG-5506 has a clear and predictable mechanism of action that will allow us to define objective clinical endpoints and leverage charted regulatory pathways to increase the likelihood of success of drug development and commercialization. We are also exploring the impact that fast skeletal myosin regulation may have on other skeletal muscle disorders common in adults, including slower-onset forms of muscle myopathies such as Limb-girdle muscular dystrophy (LGMD).

- ***Investing in our precision medicine drug discovery platform to fuel the development of novel targeted therapies to expand our pipeline into additional skeletal and cardiac muscle disorders.*** Building upon our success in designing small molecule inhibitors of fast skeletal myosin, we are leveraging our proprietary drug discovery platform and capabilities to create precision medicines for muscle disorders with high levels of unmet need. In addition to EDG-5506, we are also advancing EDG-7500, and our preclinical program directed to cardiac disorders.

- ***Integrating our scientific expertise, development capabilities and growing network of patient advocacy groups and collaborators to develop novel therapies addressing muscle diseases with the highest unmet need.*** Our company was founded based on an in-depth understanding of skeletal muscle disease and integrative physiology, coupled with our strong drug discovery capabilities and a desire to improve the lives of patients with rare muscle diseases. In addition to this expertise, we have established a growing network of key stakeholders, including patient advocacy groups, healthcare professionals, key opinion leaders, research institutions, regulators and payors, to ensure our efforts remain guided by the needs of patients suffering from rare muscle diseases. We will continue to work closely with these collaborators to inform our development programs and strategies to potentially bring transformational therapies to these communities as we build a patient-centric organization.

- ***Opportunistically evaluating strategic collaborations and asset acquisition opportunities to accelerate development and commercialization timelines as well as potentially expand our pipeline within our core therapeutic areas.*** We have retained global development and commercialization rights to all of our programs and intend to maximize their commercial opportunity across global markets. We plan to collaborate on product candidates that we believe have promising utility in disease areas or patient populations that are better served by the resources or specific expertise of other biopharmaceutical companies. We currently intend to build a focused commercial organization in the United States to market any of our drug candidates that are approved. Outside the United States, we will evaluate strategic opportunities to maximize the commercial potential of our product candidates with collaborators whose development and commercial capabilities complement our own. We will also evaluate select external opportunities to strategically expand our pipeline.

Our Proprietary Drug Discovery Platform

Our precision medicine muscle platform enables the discovery and development of therapies with disease modifying potential

Muscle is the most abundant tissue in the body. Skeletal muscle alone accounts for 40% to 50% of body mass. In addition to being critical for the regulation of contraction driving the production of force, skeletal muscle also serves as an endocrine organ regulating metabolism and neuronal activities as well as the production of systemic mediators of growth, inflammation and regeneration. Skeletal muscle's physiological role impacts multiple organ systems and is a complex mix of redundancies and feedback loops that require an intricate knowledge of muscle at a whole-body level in order to successfully develop drugs for muscle diseases.

We believe that our approach can overcome many of the obstacles facing skeletal and cardiac muscle drug discovery and development that have resulted in a lack of disease modifying therapies for inherited muscle disorders. Our proprietary drug discovery platform leverages our expertise in the following areas to facilitate the efficient discovery of novel therapies for neglected muscle disorders:

1. intimate familiarity with skeletal and cardiac muscle biophysics and integrated physiology providing a unique understanding of the complex integrative relationship between skeletal and cardiac muscle contraction, transcriptional regulation and vascular/nervous/metabolic system feedback in disease;

2. bespoke high-throughput whole muscle extract assays and functional modulator identification combined with biophysical and selectivity screening systems that are tailored to measure integrated muscle function enabling rapid first-in-class drug candidate identification;

3. proven in-house medicinal chemists and discovery scientists who can identify and design precision medicines that bind to unique allosteric sites on specific muscle targets; and

4. deep expertise in advanced animal models of human genetic muscle diseases to identify novel biomarkers using cutting-edge proteomics and single cell transcriptomics.

We have coupled our deep understanding of the complexities of muscle physiology with cutting-edge drug discovery expertise to create a new generation of small molecule precision medicines for the treatment of severe and debilitating muscle conditions arising from defects in the skeletal and cardiac muscle systems.

Our Programs

EDG-5506 for Treatment of Patients with DMD and BMD

Overview

We are developing a muscle fiber stabilizing therapy that represents a novel mechanistic approach designed to address the root cause of dystrophin deficient muscular dystrophies. EDG-5506, our most advanced product candidate, is an orally administered, allosteric, selective, fast myofiber (type II) myosin inhibitor that is designed to be inactive against slow myofiber (type I) myosin present in both skeletal muscle and the heart. Our preclinical data for EDG-5506 in animal models with muscular dystrophy demonstrated that selective regulation of fast (type II) myofiber contraction protected muscle from damage, decreased systemic fibrosis and improved measures of muscle function including strength and physical activity. EDG-5506 was evaluated in a Phase 1 clinical trial designed to assess the safety, tolerability, and pharmacokinetics (PK) of EDG-5506 in adult HVs (Phase 1a) and in adults with BMD (Phase 1b). Our Phase 1a data in HVs demonstrated that EDG-5506 was generally well-tolerated and amenable to daily dosing. Our Phase 1b data in BMD individuals demonstrated proof of concept by showing a significant reduction in key biomarkers of muscle damage. We also initiated a Phase 2 clinical trial in individuals with BMD in July 2022 and initiated a Phase 2 clinical trial in children with DMD in October 2022. Type II myosin inhibition prevents muscle damage via a blockade of the biophysical stress response during normal muscle contractile activity thus stabilizing the muscle and protecting the muscle from damage. As such, it is a potentially complementary approach to dystrophin replacement strategies which stabilize muscle through the re-expression of a truncated but not fully functional dystrophin.

Absence of dystrophin in DMD causes muscle fiber membrane stress when muscles contract, leading to myofiber damage. By enhancing muscle stability and decreasing muscle damage, we believe EDG-5506 has the potential to improve outcomes across a broad range of DMD patients when used as a single agent. EDG-5506 may also provide a synergistic or additive effect in combination with available therapies and therapies currently in development, including dystrophin replacement gene therapies.


Type II Myosin Inhibitor
Edgewise THERAPEUTICS
EDG-5506
Selective Fast Myosin Inhibitor
Stabilize muscle through limiting excessive contraction
Muscle Membrane Damage
Exon-Skipping and Gene Delivery Strategies
Increase Dystrophin/Micro-Dystrophin
Decrease muscle damage through partial replacement with truncated dystrophin
Inflammation
Muscle Regeneration
Stem Cell Exhaustion
Muscle Degeneration and Loss of Function
Fibrosis and Adipogenesis

Disease Background

DMD and BMD are marked by an absence (DMD) or truncation (BMD) of the dystrophin protein resulting from mutations in the dystrophin gene. Approximately 65% of mutations of the *DMD* gene are deletions of one or several exons, the coding sections of an RNA transcript, or the DNA encoding it, that are ultimately translated into dystrophin protein. Approximately 10% of mutations are duplications of exons and approximately 15% are single point mutations. Dystrophin provides a structural link between the contractile elements (actin and myosin filaments) of the sarcomere and the basement membrane of the myofibers (muscle cell). Absence of dystrophin leads to myofiber membrane stress during normal sarcomere contraction resulting in an influx of calcium through the myofiber membrane resulting in hypercontraction, irreversible sarcomeric collapse and myofiber degeneration. Myofiber regeneration is possible but appears to fail over time as DMD/BMD patients get older and the muscle stem cell (satellite cell) machinery is exhausted. Fatty and fibrotic tissue then accumulate and replace normal muscle contractile tissue thus compromising function such that patients have progressive and permanent muscle weakness. Circumventing the loss of dystrophin's structural function may prevent myofiber damage and preserve skeletal muscle function in DMD/BMD.

DMD and BMD are classified as orphan diseases in the United States and Europe. We estimate that DMD occurs in approximately one in every 3,500 to 5,000 live male births and that the patient population is approximately 12,000 to 15,000 in the United States and approximately 25,000 in Europe. BMD has a much lower incidence of approximately 1 in every 18,450 live male births. We estimate there are between 4,000 and 5,000 patients with BMD in the United States, with similar numbers estimated in Europe.

Duchenne Muscular Dystrophy

DMD is a monogenic, X-linked muscle disease secondary to mutations in the dystrophin gene with mortality at a median age of approximately 30 years. DMD pathophysiology is driven by the absence of dystrophin which normally functions as a structural protein in muscle. Once myofiber degeneration is initiated, regeneration typically follows.

However, in DMD, the regenerative process appears to fail over time as patients get older leading to fibrosis and progressive loss of muscle function with severe disability and early death.

DMD predominantly occurs in boys and typically presents at three to five years of age through observation of missed functional milestones and Gowers' sign (a finding from a medical examination that identifies weakness of the proximal hip muscles) due to symmetrical, proximal weakness in selective muscle groups in combination with calf hypertrophy and CK, a plasma protein biomarker linked to muscle damage, >10 times normal. Systemically circulating biomarkers of myofiber degeneration, such as CK and troponin I are significantly elevated from birth with maximal levels at approximately two years of age. Levels decrease with time, presumably as muscle mass is lost.

Loss of Ambulation

Clinical manifestations occur in a predictable pattern of loss of functional milestones: ability to rise from the floor, ability to climb stairs, ability to walk, upper limb function and respiratory function. Typically, boys begin to lose the ability to rise from the floor between the ages of seven and nine, with the loss of the ability to climb stairs shortly thereafter and loss of ambulation as early as 10 years of age. Nearly all boys with DMD will require the use of a wheelchair by the time they are young teens.

Impacts on Upper Limb Function

Even while ambulant, loss of upper limb function begins around age eight and continues to decline, with DMD patients struggling to raise their arms above their head in their early teens, which impairs daily activities such as getting clothes on over their head independently or reaching for an object overhead. Loss of upper limb muscle function continues with disease progression, and in their teens patients may lose the ability to independently lift objects to their face, self-feed, use a phone/computer or control a motorized wheelchair. The serious disability due to the loss of key upper limb functions dramatically impacts activities of daily living in DMD patients still in their early teenage years.

Effects on Respiratory Function

Respiratory function decline, as measured by spirometry, occurs by age 12, and is generally relentlessly progressive. Progressive respiratory muscle impairment leads to cardiovascular issues and poor respiratory secretion clearance, hypoventilation and pulmonary infections putting patients at increased risk of hospitalization and need of continuous ventilatory support.

Cardiac Complications

The loss of dystrophin leads to cardiovascular disease in most DMD patients. These patients typically develop cardiac features between the ages of 10 and 15 years. The cardiac disease is generally progressive and as cardiac function worsens, patients present with dilated cardiomyopathy (DCM) and clinical heart failure. Since DMD patients in their teens are non-ambulatory, identification of traditional heart failure symptoms is challenging due to relative physical inactivity. Patients with DMD and DCM often report a history of chest pain, palpitations, dyspnea, dizziness, and syncope. Improved care in other specialties, especially respiratory support, has reduced morbidity related to other aspects of DMD but elevated cardiomyopathy as a key driver of mortality.

The Real-World Burden of DMD

Family members and caregivers view DMD not just as a fatal disorder, but a disorder characterized by repeated "*little deaths*". Each loss of a functional milestone is excruciating as it represents not a clinical data point to track progression, but one more conversation a parent must have with their child, explaining why they are not allowed to play on the soccer team with their peers, or if they will ever be able to hop, or skip or go to the prom. As the disease progresses, boys lose their ability to toilet, to feed, to dress, to take a bath, all the things that represent independence in a young man's life. And these losses lead to more symptoms: contractions, pressure sores, constipation, numbness in legs and feet, and scoliosis.

Parents and caregivers devote much of their resources and time to caring for their sons with DMD. All told, these "*little deaths*" create a family disease with lifelong impacts for all. Perhaps the hardest moment in the life of a DMD family comes in deciding when to tell their young boy that he has this fatal disease.

DMD represents a significant societal and economic burden. The economic burden associated with hospital admissions, medication, frequent doctor visits and investment in assistive devices, as well as indirect costs related to productivity losses for the caregivers and costs due to pain, anxiety and social handicap are estimated at $278 million in Germany, $154 million in Italy, $200 million in the United Kingdom, and $1.2 billion in the United States annually. The impact on parents of children with DMD is also quite dramatic and often requires them to stop working altogether to care for their children who progressively require more help with everyday tasks.

Becker Muscular Dystrophy

In contrast to DMD, BMD results from a mutation in the dystrophin gene yielding a partially functional protein. BMD patients often are diagnosed at a later age in childhood (approximately 11 years old) with similar symptoms to DMD of symmetrical, proximal limb weakness, notable in the quadriceps, with calf hypertrophy and elevated CK. Progression can be variable and often slower than DMD with mean age of loss of ambulation in the late 30's and a select few remaining ambulatory into their 50's or beyond. While certain BMD patients with have a mild or minimal lower limb weakness and remain relatively stable over time as measured by the North Star Ambulatory Assessment (NSAA), other BMD patients have a typical BMD disease course with progressive loss of lower limb function, measurable with the NSAA over a 12-month period with the majority losing ambulation at some point in their lifetime. Compared to DMD, BMD patients' skeletal myopathy occurs later in childhood, and they maintain ambulation through age 16. However, BMD patients develop cardiomyopathy at a similar mean age to DMD (14.4 years DMD and 14.6 years BMD). BMD patients with cardiac failure commonly have mean life expectancy of 40 to 65 years old.

Current Treatments for DMD and BMD and their Limitations

There is no cure for DMD and for most patients, there are no satisfactory symptomatic or disease-modifying treatments. Standard of care in DMD includes physical therapy to maintain mobility and prevent contractures, bracing and surgery for scoliosis, medical treatment for cardiomyopathy and heart failure, respiratory therapies for ventilatory impairment, psychosocial management to support behavior and learning, glucocorticoid regimens and exon skipping therapies.

Glucocorticoids

The chronic and ongoing damage state seen in DMD is one of the targets of glucocorticoids. Glucocorticoid treatment with either prednisone or EMFLAZA (deflazacort), the current standard-of-care for DMD, has been shown to temporarily improve muscle strength, prolong the period of ambulation, and slow functional decline, including upper limb and respiratory function, characteristic of the disease. In January 2023, Santhera in collaboration with ReveraGen Biopharma, announced the acceptance of the NDA for vamorolone, a novel steroid therapy for DMD, by the FDA. The modest chronic benefit of steroids is weighed against the risks, and treatment is often discontinued after loss of ambulation. Sustained glucocorticoid dosing in young DMD patients is associated with side effects including weight gain which could lead to obesity, Cushingoid features, excessive growth of hair on the body, adverse behavior changes, growth impairment, delayed puberty, immune suppression, adrenal suppression, fractures and cataracts.

Exon Skipping Therapies

There are four FDA conditionally-approved antisense oligonucleotide (AO) therapies approved under the accelerated approval pathway, each limited to a specific mutation and a subset of the patient population: EXONDYS 51 (eteplirsen), approved for the treatment of DMD patients amenable to Exon 51 skipping, AMONDYS 45 (casimersen), approved for the treatment of DMD patients amenable to Exon 45 skipping and VYONDYS 53 (golodirsen) and VILTEPSO (vitolarsen), both approved for the treatment of DMD patients amenable to Exon 53 skipping. An aggregate of approximately 29% of DMD patients are amenable to treatment with these therapies. The FDA labels for all four drugs state that a clinical benefit has not yet been established and that continued approval may be contingent upon the verification of such clinical benefit in confirmatory clinical trials. In addition, Translarna® (ataluren), a small molecule intended to promote ribosomal read-through to overcome the nonsense (stop) pathogenic mutations in DMD, was granted approval by Iceland, Liechtenstein, Norway, Israel, South Korea and conditional approval granted by the EMA within the European Union (EU) Member States to treat DMD caused by a nonsense variant in ambulatory patients aged five years and older. However, Phase 3 trials have not confirmed clinical efficacy and Translarna® is not approved for treating DMD in the United States. EXONDYS 51, VYONDYS 53 and AMONDYS 45, in addition to requiring weekly intravenous infusions, have demonstrated a less than 1% mean increase in dystrophin in clinical trials, which we believe is a function of poor and inefficient muscle transduction. Moreover, a significant limitation of exon skipping approaches for DMD is the fact that each AO has been developed for skipping of a specific exon and their use is limited to a sub-set of mutations and hence only used in a subpopulation of DMD patients (e.g., exon 51 skipping is feasible in only up to 13% of all DMD patients). Other companies, such as Avidity Biosciences, Inc., Dyne Therapeutics, Inc., REGENXBIO, Inc., and Entrada Therapeutics, Inc. are working to improve on the muscle delivery aspects of AOs but suffer from the same limitations of first-generation AOs in that they will be restricted to specific, genetically defined DMD subsets. As all AO therapies result in the re-expression of a truncated dystrophin protein, the best treatment outcome that DMD patients can expect is a Becker-like disease phenotype.

Gene Therapy for DMD

The lack of dystrophin in patients with DMD has long been a target for adeno-associated virus (AAV) based gene therapy but the limited packaging capacity of AAV vectors (4.7 kilo-bases) and the large size of the dystrophin gene (2.2 mega-bases, >400 times bigger than the AAV vector itself) remain a challenge to delivering a fully functional dystrophin protein to patients. As such, the field has shifted to the use of miniaturized dystrophin or microdystrophin expression cassettes that yield a smaller, less complete version of the dystrophin protein as the therapeutic payload; current constructs express truncated dystrophin proteins that are 20% to 30% of the normal size of the full-length dystrophin protein.

Recently, several gene therapies designed to produce a minidystrophin or microdystrophin have progressed into clinical development. However, it is estimated that between 20% to 60% of patients have antibodies against AAV due to naturally acquired infections. These antibodies prevent them from receiving AAV gene therapy due to pre-existing AAV immunity to the capsid, the protein shell of the virus used for delivery, which can lead to severe and potentially deadly immune response. The duration of activity and utility/safety of these approaches in older patients is also an open question.

The question around whether gene expression can persist lifelong after a single vector administration is an area of debate across many disorders including dystrophinopathies. The long-term persistence of transgene expression is exacerbated by growth/turnover of skeletal muscle and preexisting or recall immune responses to the AAV vector capsid and/or to the transgene product itself, which can interfere with therapeutic efficacy. Furthermore, this limited durability is problematic because re-administration after the first dose is currently not possible.

In November 2022, Sarepta announced that the U.S. FDA accepted their Biologics License Application seeking accelerated approval of their microdystrophin gene therapy, SRP-9001 (delandistrogene moxeparvovec), for the treatment of ambulant individuals with DMD. SRP-9001 has been granted Priority Review by the FDA, with a regulatory action date of May 29, 2023. Other companies focused on developing genetic based therapies for DMD that target dystrophin mechanisms include Pfizer Inc., Solid Biosciences Inc., Genethon, PepGen, Dyne Therapeutics, Avidity Biosciences, REGENXBIO, and Entrada Therapeutics. Gene editing treatments that are in preclinical development are also being pursued by Vertex and Sarepta Therapeutics.

Both Pfizer and Sarepta Therapeutics limited their Phase 3 patient enrollment to children aged four to seven years old, thus excluding a significant proportion of DMD children and adolescents. Due to weight-based dosing regimens, for older patients in particular, who are generally heavier, scaling up to produce enough AAV-based viral vector genomic particles or vector genomes, remains a potentially significant encumbrance and even if feasible, raises concerns relating to safety of administering higher viral loads to patients. It is important to note that multiple clinical trials have reported significant adverse events associated with systemic administration of higher doses of AAV to treat muscle diseases. Vector dilution will also be an important consideration that we believe will limit the current class of AAV-based gene therapies to the age groups studied in their respective trials. We anticipate that treatment with AAVs engineered to deliver mini or micro dystrophin in younger patients will lead to a dilution of the transcript with age and normal growth; thus, children are unlikely to express dystrophin as their disease progresses and they become symptomatic and non-ambulatory.

Delivery of minidystrophin or microdystrophin to muscles in DMD has been shown to be sufficient to reform the larger complex of proteins that make up the dystroglycan complex. However, the truncated nature of the shortened dystrophin protein is not capable of providing complete protection against contraction injury. As a result, we believe that the best potential therapeutic outcome is inducing a severe Becker-like phenotype (the shortest documented dystrophin protein in Becker is 50% of normal) where patients would still have significant residual skeletal muscle impairment and will thus continue to have a high degree of unmet need. What is clear is that gene therapies currently in development for DMD do not represent a cure for the disease.

We believe that each of the therapeutic approaches outlined above currently have significant limitations, and that there continues to be a high unmet medical need for new disease-modifying therapies for the treatment of patients with DMD. Moreover, with the biotechnology and pharmaceutical industry's almost exclusive focus on DMD, little attention has been paid to drug development in BMD where there are no approved therapies for patients.

Our Solution: EDG-5506

Since the cloning of the dystrophin gene in 1986, researchers, clinicians, and pharmaceutical and biotechnology companies have worked relentlessly to advance the scientific and clinical understanding of DMD to accelerate finding a cure. At Edgewise, we have built on this foundational work through applying our understanding of muscle physiology to develop EDG-5506, a molecule that we believe has the potential to change the devastating course of DMD. While many of our competitors are targeting dystrophin, our orthogonal approach is focused on protecting muscle damage induced by contractions from activities of daily living.

EDG-5506 is an orally administered, allosteric, selective, fast myofiber (type II) myosin inhibitor that is designed to be inactive against slow myofiber (type I) myosin present in both skeletal muscle and the heart. We believe EDG-5506 has the potential to overcome many of the obstacles facing other therapeutics in development for the treatment of dystrophinopathies based on the following key characteristics:

- ***Offers a novel, potentially disease modifying approach for the treatment of rare muscle diseases by blocking the structural destabilization of skeletal myofibers.*** By protecting dystrophin deficient myofibers from degeneration, EDG-5506's mechanism of action is directed towards the underlying cause of muscle degeneration in DMD and BMD to reduce muscle damage, prevent downstream fibrosis, allow healthy muscle contraction, and enhance physical function. Moreover, since muscle damage induced by excessive exercise in normal volunteers can reduce muscle strength through the generation of edema and fiber disruption by up to 30%, we believe that elimination of muscle damage could increase muscle strength and ultimately function in a muscular dystrophy populations where continuous muscle damage is the driver of disease progression.

- ***Highly selective for all fast type II myofibers, thus limiting the potential for serious off-target side effects.*** Our non-clinical toxicology package has not revealed any off-target or unexpected side effects, following systemic administration.

- ***Targeted distribution into muscle tissue limits exposure to other organs.*** EDG-5506 exhibits a high volume of distribution due to target-mediated partition into skeletal muscle. This reduces exposure of the compound to other organs such as the liver and kidney, limiting the chances of unexpected adverse effects.

- ***Offers a mutation agnostic approach with the potential to be used for disorders resulting from genetic lesions in dystrophin or the dystroglycan complex.*** EDG-5506 can potentially be used to treat all populations of DMD and BMD, as well as many forms of LGMD, a progressive, lethal myopathy that results from mutations of key proteins in the dystroglycan complex.

- ***Provides a mechanistic approach to treat DMD that may provide additional functional benefits over genetic based therapeutics***. DNA based gene therapies or RNA based exon skipping therapeutics are designed to produce a mini- or micro-dystrophin but not a full-length dystrophin protein; therefore, the best potential therapeutic outcome for these therapies might be a Becker-like phenotype where patients would still have significant skeletal muscle impairments and high degree of unmet need.

- ***Offers a potential treatment option to patients, regardless of therapy background, immune background, age or weight.*** We are developing EDG-5506 to be used as a single agent therapy but it may also provide a synergistic or additive effect in combination with available therapies and therapies currently in development. Moreover, EDG-5506 may offer a disease modifying option for patients currently excluded from Phase 3 minidystrophin or microdystrophin gene therapy trials due to age (four to seven year old children) and those who have antibodies against AAV due to naturally acquired infections.

We believe these characteristics uniquely position EDG-5506 as a potentially new standard of care for patients with DMD and BMD, either as a standalone or in combination with other therapies.

An illustration of EDG-5506's novel mechanism of action



Normal
ECM
Dystroglycan
Sarcoglycan
Dystrophin connects the membrane to the contractile machinery
Dystrophin
Myosin filament
Actin filament
Z line
Sarcomere (relaxed muscle)
With contraction, dystrophin anchors the membrane
Sarcomere (contracted muscle)
Duchenne
• No dystrophin
• Normal muscle organization but no dystroglycan complex
Sarcomere (relaxed muscle)
• No dystrophin
• Contraction causes uncontrolled membrane stress and muscle damage
Collapsed sarcomere
Duchenne + EDG-5506
• No dystrophin
• Normal muscle organization but no dystroglycan complex
Sarcomere (relaxed muscle)
EDG-5506
• No dystrophin
• EDG-5506 limits contraction and membrane stress to prevent muscle damage
Sarcomere (contracted muscle)

Background and Rationale of Our Approach

Human skeletal muscle consists of three fiber types, "slow" type I and "fast" types IIa or IIx/d, defined by the specific myosin isoform that they express. Studies have shown that fast muscle fibers are more susceptible to injury in both healthy individuals and in DMD. Histological studies of young DMD patients document distinct fiber-type imbalances in the co-localization of fast and embryonic myosin, a marker of regenerating muscle fibers. Similar observations have also been made in all known mammalian models of DMD. The control and coordination of these fiber populations is a complex process, designed to maintain physical performance even under conditions of extreme environmental and metabolic stress. Under normal conditions, skeletal muscle contractile demand is much lower than at the maximal output. Maximal activation of muscle is painful, damaging and unproductive to sustained function. We have taken advantage of this flexibility to explore an alternative therapeutic strategy to protect susceptible type II skeletal muscle fibers.

When muscle fibers undergo damage, they release internal proteins such as CK and troponin into the blood. One of the troponin subunits, TnI has a different isoform for each type of striated muscle (fast, slow and cardiac) and can be used to explore the fiber-specific source of these proteins. We evaluated DMD and BMD patient plasma samples using high specificity assays for fast and slow myofiber TnI and observed that fast myofiber TnI (TnI2) plasma levels are higher than slow myofiber TnI (TnI1) levels, suggesting that fast myofibers are more susceptible to loss of dystrophin function during muscle contraction. Conversely, we observed that HVs had virtually no leak from fast muscles.

Biomarkers of fast fiber turnover are elevated in BMD and DMD



*** *p < 0.0001
132 DMD samples from Newcastle University Biobank, 52 BMD samples from the CINRG consortium and 52 healthy volunteers from Chen collaboration
† The ~83% of volunteers had fast troponin levels below the LLQ of the ELISA, while only 4% of BMD and 6% of DMD patients had non measurable levels of fast troponin
Reference: Barthel *et. al., Muscle and Nerve*, March 2021

Using high-throughput screens of type II fast skeletal muscle myofibrils, we identified a novel structural class of myosin ATPase inhibitors that we optimized for potency, selectivity, physiochemical properties and PK, leading to the synthesis of EDG-5506. EDG-5506 acts to protect dystrophic muscle from breakdown by modulating contraction in susceptible fast muscle fibers. Our goal is to reduce contraction of susceptible muscle fibers by five to twenty percent. We believe that the reduced muscle breakdown will result in potential preservation or enhancement of physical function in DMD patients.

Regulating myofiber contraction in DMD patients is not a novel concept. Dantrolene, an inhibitor of the ryanodine receptor that modulates both fast and slow skeletal myofiber contraction was used in a small clinical trial in 1991 in DMD patients. Treatment was associated with a 3-fold reduction in CK and a trend favoring attenuation of decreases in function. While it is approved for treatment of malignant hyperthermia and chronic spasticity, it is not approved or used in DMD. Chronic treatment with dantrolene has been associated with drowsiness and the potentially serious side effect of idiosyncratic fatal hepatotoxicity, limiting its broad use. We anticipate that the high potency, fast fiber targeting and low projected dose of EDG-5506 will limit unwanted side effects. Moreover, stabilization of the sarcomere with EDG-5506 via direct decreases in contractile stress potentially provides greater muscle protection than secondary inhibition of calcium release via the ryanodine receptor.

Another corollary to our approach of selectively targeting type II fast skeletal muscle myofibrils with EDG-5506 is mavacamten (MYK-461), a selective allosteric inhibitor of cardiac type I myosin ATPase. Mavacamten was approved by the FDA for HCM, a disorder characterized by excessive contractility and impaired relaxation of cardiomyocytes. Through selective targeting of cardiac type I myosin ATPase, mavacamten is designed to reduce cardiac muscle hypercontractility in HCM. Mavacamten's mechanism of action further validates selective allosteric regulation of myofibers as a viable therapeutic approach to treating various muscle disorders.

Interestingly, nature has carried out one of the more critical experiments to help us understand the impact of inhibiting fast fiber myosin selectively. There are several reports describing the human phenotype of people born with genetic loss of function (LOF) of the myosin heavy chain 2 gene, MYH2 which encodes Type IIa myosin and makes up approximately 85% of the body's fast fibers. Muscle biopsies in these patients show a heavy skewing towards slow type

I muscle fibers as a result of complete lack of fast type IIa muscle fibers. These patients have mild, proximal muscle weakness with ocular muscle involvement but remain ambulatory throughout life. The observations in these patients demonstrate an ability of the body to maintain function despite complete loss of one myofiber type. Given that our goal is to partially inhibit type II fast skeletal muscle myofibrils in order to modulate force development and not completely inhibit them, as is the case in the LOF patients, it is our belief that selective fast fiber regulation with EDG-5506 will likely be well-tolerated and may protect dystrophic myofibers from degeneration and subsequently improve and/or preserve physical function.

Preclinical Data

In Vitro Biochemical and Single Muscle Fiber Assays

The inhibitory activity and specificity of EDG-5506 was measured using skeletal myofibril preparations isolated from muscle sources with uniform myosin composition. We observed that EDG-5506 inhibited fast myofibril ATPase from rabbit psoas muscle with an IC_{50} of 0.2 µM (A). Myosin inhibitory activity was further supported by measuring the actin-activated ATPase of purified S1 myosin motor sub-fragment. We observed that EDG-5506 inhibited the enzymatic activity of fast, but not cardiac or the more unrelated smooth muscle S1, with an IC_{50} of 0.11 µM and >100 µM, respectively (B and C). We also observed that EDG-5506 selectively reduced contraction in fast skeletal muscle fibers with an IC_{50} of 0.7 µM (D). In contrast, maximal inhibitory concentrations of EDG-5506 had no observed effect on slow skeletal or cardiac muscle fibers (E and F). In *ex vivo* assays using mouse muscle, we observed that EDG-5506 reduced contraction in a concentration and time-dependent manner, completely inhibiting fast extensor digitorum longus (EDL) muscle but only partially inhibiting mixed fast/slow soleus muscle.

EDG-5506 selectively inhibited fast skeletal muscle ATPase and contraction



A
B
C
Fast skeletal myofibrils
Cardiac myofibrils
Fast skeletal muscle S1
Cardiac muscle S1
Smooth muscle S1
D
DMSO
EDG-5506 0.1 µM
EDG-5506 0.6 µM
EDG-5506 1.0 µM
EDG-5506 10 µM
Fast skeletal muscle
Normalized Tension (Percent)
pCa
DMSO
10 µM EDG-5506
Slow skeletal
F
DMSO
10 µM EDG-5506
Cardiac fibers

Protection of Dystrophic Skeletal Muscle from Contraction-induced Functional Decline

The inhibitory activity of EDG-5506 in live skeletal muscle *ex vivo* was measured in wild type (WT) mouse EDL muscle, a predominantly fast skeletal muscle in the hindlimb. We observed that the addition of EDG-5506 to isolated muscle resulted in concentration- and time-dependent decreases in maximal force. EDL muscles from dystrophic *mdx* mice exhibited enhanced force run-down with eccentric (lengthening) contraction. We also observed that the addition of 5 µM EDG-5506 to *mdx* EDL muscle for 60 minutes (enough to decrease pre-injury maximal force by 50%) decreased peak force decline closer to that observed in WT mouse muscle. Protection with EDG-5506 exhibited a concentration

dependent response with 50% of maximal protection at approximately 1 µM, associated with an approximately 10% decrease in force at the time of the injury.

In situ muscle tests were next performed on intact mdx mouse TA muscle, with contraction elicited via sciatic nerve stimulation and force measured from a tendon at the ankle of the mouse under anesthesia. In this model, contracting muscle is rapidly lengthened, resulting in excessive stress that causes an amplified decrease in the ability of the muscle to contract after the injury in mdx but not normal mice. We observed that oral doses of EDG-5506 caused dose-dependent decreases in muscle force prior to lengthening injury (A). After lengthening injury, we observed that EDG-5506 prevented exaggerated force deficits, returning the injury response in mdx mice to that of a normal mouse (B). Importantly, we observed that full protection of the muscle was possible with only small decreases in force prior to injury (<10% — compare force decrease in (A) with protection in (B)).

EDG-5506 protected dystrophic skeletal muscle from contraction-induced functional decline *in situ*



Graphs show mean +/- 1 SEM. Significance calculated by one-way ANOVA with Dunnet's multiple comparison (*<0.05; **<0.01; ***<0.001; ****<0.0001).

Protection of Dystrophic Skeletal Muscle from membrane disruption

In conjunction with exaggerated force deficits, exercise of dystrophic skeletal muscle triggers membrane disruption that results in edema, entry of extracellular calcium ions and necrosis. Fluid entry was visualized in mdx mouse muscle *ex vivo* and *in vivo*. *Ex vivo* imaging was performed by incubating mdx extensor digitorum longus (EDL) muscle with procion orange, a membrane impermeable dye. We observed that lengthening contraction of muscle led to increased uptake of the dye, which was visualized with immunofluorescence (A). We also observed that preincubation of muscles with EDG-5506 resulted in a concentration-dependent decrease in procion-positive fibers (B).

Muscle membrane leak was separately visualized *in vivo* by intravenous injection of Evans blue dye (EBD), which is only taken up by disrupted muscle fibers and marks them with a blue color. *Mdx* mice were administered vehicle or EDG-5506 daily for three weeks before EBD injection. Mice were then sacrificed 24 hours later, and blue fibers visualized after removal of the skin (C). We observed that EDG-5506 dramatically lowered the appearance of blue muscle fibers (examples marked with red arrows), close to that observed in healthy normal mice. We believe these observations further support EDG-5506's ability to protect muscles from membrane disruption and edema.

EDG-5506 reduced muscle membrane disruption in *mdx* mice


A
Vehicle
1 µM EDG-5506
5 µM EDG-5506
Red = fluorescent procion orange. Taken up by leaky muscle fibers
Green = wheat germ agglutinin (outlines fibers)
B
****
****
Procion uptake (% muscle area)
0
10
20
30
40
50
Vehicle
1 µM EDG-5506
5 µM EDG-5506
Graph shows mean +/- 1 SEM. Significance calculated by one-way ANOVA with Dunnet's multiple comparison (****<0.0001)
C
WT Control
mdx Control
mdx EDG-5506 3 mg/kg

Protection of dystrophic skeletal muscle from exercise-induced injury

Exercise was next used to induce exaggerated muscle injury in *mdx* mice. Exercise in *mdx* mice yields membrane injury which causes muscle proteins, including CK, to leak from muscle into the circulation. *Mdx* mice were administered a single dose of vehicle or EDG-5506 and were physically challenged with a grip strength test device four hours later. We observed that EDG-5506 had no detrimental effect on grip strength performance (A) but that circulating CK activity after the exercise was significantly lower than that shown in disease controls (B). This study demonstrated that therapeutic muscle protection *in vivo* is possible without inhibiting myosin to a level that decreases strength. It is worth noting that this type of single-dose challenge experiment was not expected to demonstrate strength improvements but instead was used as a strength challenge to elicit muscle injury.

EDG-5506 protected muscle from exercise-induced injury in *mdx* mice



Graphs show mean +/- 1 SEM. Significance calculated by one-way ANOVA with Dunnet's multiple comparison: ns: p > 0.05, **: p <- 0.01, ***: p <- 0.001, ****: p <- 0.0001.

Improvements in strength and diaphragm fibrosis in mdx mice after eight weeks oral administration of EDG-5506

Longer term effects of EDG-5506 were assessed in young *mdx* mice after eight weeks of administration. EDG-5506 treated mice exhibited higher grip strength compared to vehicle treated mice. At the end of the study, continued muscle protection was observed with a rotarod exercise challenge. There was no observed difference in rotarod performance, but CK was observed to be lower in the treated groups compared to vehicle, consistent with single-dose results. While DMD patients exhibit extensive muscle fibrosis with age, collagen accumulation in *mdx* mice is generally limited to the diaphragm. Histological examination of the diaphragm using a collagen stain (picrosirius red) revealed lower staining in EDG-5506 treated mice.

Improvements in fibrosis, cardiac hypertrophy and kyphosis in the DBA/2J mdx mouse model of DMD

Unlike DMD patients, the dystrophin-deficient *mdx* mouse on the C57BL/10 genetic background (B10.*mdx*) is mildly affected by disease with limited muscle fibrosis. A more severe muscle disease is observed when the *mdx* mutation is crossed onto the DBA/2J genetic background (D2.*mdx*). This model exhibits greater muscle damage, impaired muscle regeneration, muscle wasting, and exacerbated progression of intramuscular fibrosis than age matched B10.*mdx* mice. Given that the DBA/2J *mdx* mouse phenotype better recapitulates characteristics of the human disease, we evaluated the effect of EDG-5506 on skeletal muscle fibrosis in this mouse model.

We observed that twelve weeks EDG-5506 dosing via incorporated chow at 50 ppm (roughly equivalent to 1 mg/kg per day by oral administration) in DBA/2J *mdx* mice starting at five weeks old, reduced fibrosis in anterior tibialis (TA) muscle and diaphragm muscles (A, B) with a trend towards lower fibrosis in the left ventricle of the heart (C).

EDG-5506 reduced muscle fibrosis in DBA/2J *mdx* mice after 12 weeks treatment



Graphs show mean +/- 1 SEM. Significance calculated by one-way ANOVA with Dunnet's multiple comparison (*<0.05; **<0.01)

Unexpected trends in the reduction of cardiac fibrosis led us to examine DBA/2J *mdx* mice in two studies after longer term (12 to 15 months) dosing. At the end of the study in 15-month-old mice, we performed a whole-body examination of musculoskeletal anatomy after removing the skin in euthanized mice. Skeletal muscles were noticeably smaller in the fore and hindlimbs of DBA/2J *mdx* mice and kyphosis (spinal curvature) was visible when compared to control DBA 2/J mice (blue arrows). We observed that treatment with EDG-5506 for 14 months dramatically prevented muscle loss and kyphosis (green arrows). This observation is particularly meaningful as scoliosis can be observed in older DMD patients following loss of ambulation. Scoliosis coupled with diaphragm fibrosis drives respiratory failure and is a significant cause of death in DMD patients.

EDG-5506 dramatically prevents kyphosis in DBA/2J *mdx* mice



DBA WT control   DBA *mdx* control   DBA *mdx* EDG-5506

Consistent with shorter term studies, we also observed significant reductions in gastrocnemius muscle fibrosis along with significant improvements in muscle weight. Diaphragm fibrosis was not observed to be lowered with longer term treatment, but the incidence of lipid vacuole deposition was observed to be significantly lowered with treatment. Fatty tissue deposition is common in older DMD patients, in conjunction with fibrosis.

Improvements in cardiac fibrosis and hypertrophy in DBA/2J mdx long-term studies

Longer term dosing of DBA/2J *mdx* mice also demonstrated lower cardiac fibrosis compared to vehicle controls in both long term studies (A, B). We also observed a reduction in the incidence of cardiac hypertrophy (C). Observing cardiac benefit in DBA/2J *mdx* mice is uncommon and has not been demonstrated in long-term studies with high level AAV micro-dystrophin transduction. As the heart is not a direct target of EDG-5506, we believe the mechanism of this benefit is indirect via improvement of skeletal muscles, including the diaphragm. Given that cardiac myopathy is a common driver of mortality in both DMD and BMD, we believe that this is a significant and clinically relevant finding.

Reduced cardiac fibrosis and hypertrophy in DBA/2J *mdx* mice following treatment with EDG-5506


A
Control
EDG-5506
12 months
15 months
B
Heart Fibrosis (Percent picrosirius positive)
Control
EDG-5506
**
C
Heart weight normalized by body weight (mg/g)
**
ns
ns
DBA/2J WT
DBA/2J mdx
DBA/2J mdx EDG-5506
Graphs show mean +/- 1 SEM. Significance calculated by one-way ANOVA with Dunnet's multiple comparison (*<0.05; **<0.01; ***<0.001; ****<0.0001)

Reversible decreases in circulating muscle injury biomarkers following EDG-5506 administration in Golden Retriever muscular dystrophy (GRMD) dogs

Mouse models of DMD recapitulate many features of disease but they are enriched for fast fibers, develop only localized muscle fibrosis and do not exhibit functional deficits until relatively late in life. In contrast, dogs have muscle that has similar proportions of fast and slow fibers (approximately 50/50) compared to humans and weakness/functional deficits with age that more closely resemble DMD patients. Amongst the dog models of DMD, the GRMD dogs are the largest and most severely affected. GRMD dogs tend to be weak at birth and then stabilize at two weeks of age before progressive muscle damage, inflammation and pseudo-hypertrophy, particularly of the flexor muscles of the limbs causing physical weakness. Unlike DMD patients, GRMD dogs remain ambulatory and disease symptoms stabilize at six months of age, at which age their muscle histology is similar to that of a 10-year-old DMD patient.

Four disease-stable dystrophin deficient female GRMD dogs (seven months old) were dosed daily with vehicle for one week and then with EDG-5506 (3 mg/kg loading dose for two to three days, then 1 mg/kg daily) for two weeks before a six-day washout period. CK was reversibly decreased >50% with EDG-5506 (A).

Circulating CK levels correlate with activity in GRMD dogs. In a follow-up study, (same dogs, 18 months of age), we tested whether administration of EDG-5506 affected activity using an activity monitor. We observed that EDG-5506 improved average daily activity by >30% (B), increased active time and decreased rest time in a reversible manner demonstrating both reduction in CK and improved physical function. To our knowledge, this is the first documented intervention to improve biomarkers and physical function in symptomatic, disease stable GRMD dogs. Our studies demonstrating consistent beneficial effects of EDG-5506 across multiple established preclinical models is differentiated and we believe speaks to the fundamental nature of our novel approach.

EDG-5506 decreased circulating injury biomarkers and improved activity in GRMD dogs



A
Circulating Biomarker Throughout Study
Plasma CK across ALL GRMD dogs at 7 months*
CK Activity (U/L)
Vehicle Baseline
EDG-5506 Dosing
Washout
Vehicle Repeat
B
Daily Average Activity
GRMD dogs at 18 months*
Daily Average Activity (Fitbark points)
Pre-Dose Baseline
Vehicle Baseline
EDG-5506 Dosing
Washout

Abbreviations: Golden retriever muscular dystrophy (GRMD)
* Graph shows mean +/- SEM. Significance calculated by one-way ANOVA with Dunnet's multiple comparison (*<0.05; **<0.01; ***<.001; ****<0.0001)

EDG-5506 lowered disease biomarkers in DMD dogs as measured by SOMAscan

We used a SOMAscan aptamer-based high-throughput proteomics platform to determine if other proteins, beyond CK, change in plasma in response to treatment with EDG-5506. As expected, GRMD control plasma samples exhibited many protein differences compared to healthy dogs, reflecting the serious skeletal muscle pathology of these animals. EDG-5506 successfully restored the GRMD plasma protein signature closer to that of WT dogs, reversibly lowering elevated proteins and increasing downregulated proteins. A closer examination of proteins significantly lowered by treatment with EDG-5506 validated previous CK activity measures (muscle CK reversibly lowered 34%, $p<0.05$). Gene ontology (GO) term analysis also revealed decreases in cellular pathways commonly associated with dystrophic muscle including apoptotic, cellular signaling, metabolic and immune responses.

SOMAscan analysis of patient plasma has previously been used to generate a common serum protein signature for DMD. As such, we compared EDG-5506's response fingerprint in GRMD to DMD patient data. Comparison with GRMD baseline samples revealed a set of 40 elevated and nine depleted proteins overlapping with the DMD patient signature. The SOMAscan analysis showed that EDG-5506 significantly and reversibly altered blood concentrations away from the DMD patient signature profile during the dosing period.

Preclinical Pharmacokinetics and Metabolism of EDG-5506

In all species studied to date, concentration-time profiles resulting from bolus intravenous administration are characterized by rapid distribution phase followed by mono-exponential decay. EDG-5506 displayed a terminal half-life ranging from 21 to 69 hours across species. The compound distributes to skeletal muscle, its intended therapeutic target, with high skeletal tissue to plasma ratios. Distribution to cardiac muscle is minimal and tends to be on the order of 2-fold

plasma levels. High absolute oral bioavailability was observed across species when presented as a solution or highly dispersed suspension.

Cytochrome P450 (CYP) reaction phenotyping studies using recombinant enzymes have identified several isoforms that are involved in EDG-5506 metabolism, including CYP3A4, 2D6, and 2C19. Drug-drug interaction studies in human liver microsomes conducted at concentrations up to 30 µM did not indicate reversible inhibition of CYPs 1A2, 2B6, 2C9, 2C19, 2D6, and 3A4. Similarly, EDG-5506 did not display measurable inhibition in time-dependent studies in the same panel of CYPs.

EDG-5506 has been administered to mouse, rat, dog, pig and monkey by intravenous and oral administration, the intended route of administration in humans, to project human PK parameters using simple allometry.

EDG-5506 Toxicology Studies

The toxicity and safety pharmacology profile of EDG-5506 has been explored in standard good laboratory practice (GLP) safety pharmacology studies, in non-good laboratory practice exploratory and dose range studies. 13-week repeated dose toxicity studies were performed in rat and dog to support the Phase 1 first-in-human clinical trial. Additionally, a 26-week oral GLP toxicity study of EDG-5506 in rats and a 39-week oral GLP toxicity study of EDG-5506 in dogs were performed to support long-term dosing in humans. All toxicities noted were ascribed to EDG-5506 and were consistent with the known mechanism of EDG-5506 and exaggerated primary PD activity (i.e., regulation of type II fast skeletal muscle myosin). There were no unanticipated off-target toxicities noted in either rats or dogs administered EDG-5506 for up to 39 weeks. We also completed a 7-week oral juvenile toxicity study in 2022 with no unanticipated off-target toxicities noted.

EDG-5506 Formulation

In our Phase 1 clinical trial for EDG-5506, we utilized a formulation of powder for suspension in a commercially available compounding agent, SyrSpend® SF (sugar free), for once daily oral administration. SyrSpend® SF is a sweetened, suspending vehicle for use in compounded oral liquid preparations. SyrSpend® SF is composed of modified food starch, citric acid, sucralose, and sodium citrate. All ingredients are "Generally Recognized as Safe" (GRAS) or classified as "inactive ingredients" by the FDA when used in accordance with their intended purpose. We have also developed an immediate release tablet formulation for the Phase 2 trials in BMD and DMD. As EDG-5506 is a biopharmaceutics classification system (BCS) Class 1 molecule, it can be readily formulated into solid dosage forms including tablets and capsules.

EDG-5506 Clinical Plan

An updated overview of our near-term clinical development plan for EDG-5506 in DMD and BMD is shown below.



Abbreviations: LGMD, limb-girdle muscular dystrophy; OLE, open label extension

EDG-5506 Phase 1 Clinical Trial

In October 2020, we initiated a Phase 1 randomized, placebo-controlled, double-blind, single and multiple ascending-dose clinical trial to evaluate the safety, tolerability and PK of EDG-5506 in adult HVs (Phase 1a) and adults with BMD (Phase 1b), to address potential differences in safety, tolerability and PK in the background of dystrophic muscle. The starting dose in the SAD was informed by the no observed adverse effect levels (NOAELs) from the 13-week GLP toxicology study. The Phase 1 clinical trial was carried out at a single site in San Antonio, Texas.

EDG-5506 Phase 1 Clinical Trial Schematic

Phase 1a: Single Ascending Dose (SAD) Cohorts

In the first-in-human single ascending dose (SAD) trial, oral doses of EDG-5506 (0.5, 1.5, 5, 15, 45, 90 and 135 mg) or matching placebo were administered to 57 HVs — cohorts of eight participants were randomized to six receiving EDG-5506 and two receiving a placebo for each dose group. A single dose of EDG-5506 up to 90 mg was considered generally safe and well-tolerated. The most common AEs were dizziness and somnolence, which was seen at Grade 1 (on the Division of AIDS AE Grading Scale) except in the single dose cohort of 135 mg, where Grade II somnolence and dizziness were observed.

Our SAD demonstrated rapid absorption of EDG-5506 following a single oral dose. EDG-5506 displayed a favorable human PK profile, consistent with extensive on-target muscle distribution and a half-life of approximately 15 days. Exposures were observed to be dose proportional up to the 45 mg dose. PK modeling utilizing the SAD dataset projected that once-daily doses of 10-15 mg will achieve steady-state C_{trough} drug concentrations at or above the efficacy exposure levels achieved in preclinical models of Duchenne muscular dystrophy.

Phase 1a: Multiple Ascending Dose (MAD) Cohorts

The MAD enrolled 40 participants of whom 30 were randomized to EDG-5506 and 10 were randomized to placebo. Cohorts B1 and B2 received a suspension with a 4-day loading dose of EDG-5506 once-daily followed by 10 days at half of this dose (B1: 10 mg/5 mg, B2: 20 mg/10 mg). Cohorts B3 to B5 did not receive a loading dose and were administered a 20 mg suspension (B3) or a solid dosage form at doses of 20 mg (B4) and 40 mg (B5) daily for 14 days.

The study drug was well tolerated in all multi-dose cohorts (5 to 40 mg EDG-5506 given once daily for 14 days). Dizziness and somnolence were the most common AEs experienced and in all cases were mild and transient. At projected therapeutic doses, AEs generally decreased over time suggesting development of tolerance. There were no AEs of special interest, no SAEs, and no discontinuations due to AEs. In the MAD, the PKs on Day 1 were consistent with the PKs observed in the SAD part of the study.

In summary, the Phase 1a SAD/MAD demonstrated that EDG-5506 was generally well tolerated with no serious adverse events observed. PK data supports robust target engagement with achievement of muscle concentrations well above the efficacious levels observed in preclinical disease models of DMD.

Phase 1b: Becker Muscular Dystrophy Cohort (Cohort C1)

Cohort C1 enrolled seven adult males with BMD who were randomized to active (n=5) or placebo (n=2). EDG-5506 was administered at a dose of 20 mg once daily, in solid dosage form taken with food for 14 days. The primary endpoint was safety and tolerability, and secondary endpoints were PK, including tissue concentrations, and, importantly, multiple biomarkers of muscle damage in the setting of dystrophic muscle.

BMD patients in the Phase 1b were required to be ambulatory with no exclusions based on functional criteria. An overview of the BMD patient demographics is shown below. For the functional measures the median value for the 10 m walk run was over double the age normative value and the median rise from floor was 20 seconds with three participants being unable to complete the test (unaffected adults typically have a value of <3 seconds). Serum creatinine was approximately half of the expected range, consistent with decreased muscle mass, while serum CK was a multiple of normal values consistent with ongoing muscle damage in these individuals.

BMD Phase 1b Patient Demographics

Characteristic	BMD Participants (n=7)	Age Normative Values
Age	33.8 years	
Functional Measures (median)		
10-meter walk/run	8.3 sec	< 4 sec
Rise from floor	20 sec	< 3 sec
Serum Creatinine (mean, mg/dL)	0.58	0.92 – 1.16
Serum Creatine Kinase (mean CK, U/L)	1,347	< 205

EDG-5506 was well tolerated in BMD subjects. Seven of the seven subjects enrolled in the Phase 1b cohort experienced TEAEs and all were Grade 1. There were no AEs of special interest, no SAEs, and no discontinuations due to AEs. There were no AEs due to clinically significant abnormal vital signs, ECG or laboratory assessments.
All participants that received either EDG-5506 or placebo experienced Grade 1 dizziness with 2 of 5 participants that received EDG-5506 reporting somnolence.

Muscle Concentrations of EDG-5506 in MAD and Becker Muscular Dystrophy Cohorts

An important goal in Phase 1 was to provide a range of compound concentrations required to achieve efficacy and translate those levels to meaningful target muscle exposures in humans. To achieve this, we focused on measuring absolute muscle concentrations in preclinical studies and then calculated a human target equivalent muscle exposure, based on relative proportions of fast muscle fibers (see figure below).

EDG-5506 Target Human Muscle Exposure Range



Human Target-Tissue Exposures*:
1,000 ng/g
2,756 ng/g
4,036 ng/g
4,131 ng/g
1,900 ng/g
5,200 ng/g
4,950 ng/g
7,794 ng/g
• Protection from lengthening injury in mdx mice
• Corrected membrane damage and injury biomarkers with exercise in mdx mice
• GRMD dogs improved biomarkers and increased habitual activity
• Retained muscle function, reduced fibrosis and prevented kyphosis in DBA/2J-mdx mice
Muscle Concentration of EDG-5506 in Preclinical Models
* Target human muscle levels adjusted for relative proportion of fast muscle fibers
Abbreviations: GRMD, Golden retriever muscular dystrophy

As shown, EDG-5506 human muscle levels of 1,000 to 4,100 ng/g were projected to provide meaningful clinical benefit in humans based on experiments in *mdx*, DBA/2J *mdx* and GRMD. Of note, muscle concentrations in mouse studies were those required for maximal efficacy, essentially returning dystrophic muscle to a normal state.

In the MAD and Becker muscular dystrophy cohorts, muscle biopsy samples were taken at Day 14 to measure EDG-5506 levels in muscle. In Cohorts B1-B5, EDG-5506 concentrates in muscle at or above levels predicted to provide meaningful clinical benefit in humans (summarized below). Mean EDG-5506 concentration was 100-fold higher concentrations in the muscle tissue versus plasma, which we believe reflects the known high-affinity binding to myosin

in fast muscle fibers. This observation was key as it demonstrated EDG-5506 achieves muscle concentrations believed to be needed in the clinic in order to demonstrate efficacy.

Muscle EDG-5506 Concentrations in Cohorts B1-B5 and C1

		Daily Dose	**Muscle (ng/g)**[*]
Liquid Formulation	Healthy Adults	5 mg*	1,266
	Healthy Adults	10 mg*	2,739
	Healthy Adults	20 mg	4,360
Solid Dosage Form	Healthy Adults	20 mg	6,138
	Healthy Adults	40 mg	6,571
	Becker Muscular Dystrophy	**20 mg**	**5,155**[**]

* Concentrations after 14 days are estimated to be half of steady state
** vastus lateralis biopsy levels adjusted for ~60% fat fraction BMD subjects

Target human muscle exposure range: 1,000-4,100 ng/g

Similar to the MAD cohorts, biopsy samples were taken from the quadriceps of BMD patients at Day 14 to measure EDG-5506 levels in muscle. EDG-5506 muscle concentrations in BMD patients were adjusted to reflect the approximately 60% fat fraction in the quadriceps of these individuals, which was further corroborated by reduced overall protein content, as measured by a standard Bradford protein assay, as well as the cohort's overall reduced functional status. Relatedly, EDG-5506 plasma concentrations in BMD subjects were approximately two-fold higher than those in healthy volunteers at the same 20 mg dose. This observation is consistent with EDG-5506 being highly targeted to muscle, and reflective of these patient's overall reduced muscle mass as evidenced by a mean serum creatinine level of 0.58 mg/dL, significantly below a mean value of 1.15 for an age- and sex-matched population.

Dystrophic muscle in BMD patients showed adjusted EDG-5506 levels in the range previously observed in the MAD, demonstrating a similar, high-affinity binding to myosin in fast twitch dystrophic muscles. The muscle levels reached in BMD patients were in the range where multiple preclinical studies with EDG-5506 have shown pharmacological activity in models of DMD.

Biomarkers of Muscle Damage in Becker Muscular Dystrophy Cohort (Cohort C1)

Muscle injury in muscular dystrophies leads to leaking of several muscle proteins into the circulation, including CK, myoglobin and TNNI2. Serial blood samples were taken from BMD participants for both biochemical analysis of biomarkers of muscle damage and proteomics using the SOMAscan to enable unbiased profiling of elevated plasma proteins and establish a unique BMD disease biomarker fingerprint.

After 14 days of treatment with EDG-5506, BMD participants had a significant and rapid decrease in circulating CK of 66%, reflecting a reduction from 5X to 1.6X of the upper limit of normal by the second week of dosing. There was also a modest, non-significant and anticipated CK decrease in the placebo group, consistent with BMD patients being confined to a phase 1 clinical study unit and exhibiting an overall reduced level of physical activity – this "natural" reduction in CK has previously been reported for DMD children confined to an in-patient setting. Importantly, following a 4-week washout, CK values rebound back to baseline levels further supporting a strong drug effect.

Additionally, myoglobin levels similarly decreased to near normal levels and aspartate transaminase (AST) dropped to within the normal range in all subjects who received EDG-5506.

Leveraging the SOMAscan 7,000 analyte set, baseline BMD patient plasma samples (n=7) were compared to baseline samples taken from healthy volunteers (n=25). To establish a unique proteomic signature for individuals with BMD, elevated proteins were filtered by those exhibiting a magnitude of change ≥1.5X and an adjusted p value of <0.05 relative to healthy volunteers (illustrated in red box below). This analysis is the first of its kind to characterize a unique proteomic fingerprint for individuals with BMD. Interestingly, and similar to individuals with DMD, the most significant elevated proteins are from muscle and metabolic pathways enriched in muscle, consistent with leaky damaged muscles.

Baseline BMD vs. Healthy Biomarker Fingerprint Analysis with SOMAscan



Subsequently, the impact of EDG-5506 treatment on the BMD proteomic fingerprint, was examined. As anticipated, treatment of healthy individuals with 20 mg of EDG-5506 had no impact on the BMD protein signature. In comparison, BMD individuals exhibited a robust, significant and time-dependent decrease in elevated BMD biomarkers compared to placebo after only two weeks of dosing.

Baseline BMD vs. Healthy Biomarker Fingerprint Analysis with SOMAscan



Robust Changes in BMD Biomarkers vs. Placebo*
(Day 14)
****
ns
***
TNNI2
CK
CK
TNNI2
Plasma Concentration
(Log2 Relative to Respective Baseline)
*** p=0.0001, **** p<0.0001
Healthy Treated w/ 20 mg EDG-5506
BMD: Placebo (N=2)
BMD: EDG-5506 (N=5)
BMD Biomarkers Responsive to Increased Exposure to EDG-5506
* p=0.0322, **** p<0.0001
Healthy Treated w/ 20 mg EDG-5506
BMD (Day 2): EDG-5506
BMD (Day 5): EDG-5506
BMD (Day 14): EDG-5506
* Each dot represents a specific protein, and the degree of change reflects the average change across all subjects within each treatment group

The BMD SOMAscan signature showed that CK and TNNI2 both exhibited a robust decrease in response to EDG-5506 treatment compared to placebo treated individuals. Specifically, CK decreased by 71%, similar to the decrease observed in biochemical activity assays, while TNNI2 decreased by 83% with treatment. Interestingly, proteins that were most elevated in the BMD signature set were also those that decreased following treatment with EDG-5506. This observation suggests a broad normalization of the proteomic signature of BMD towards a more normal state following treatment with EDG-5506.

The robust reduction in muscle damage biomarkers observed in BMD suggests that EDG-5506 may normalize the excessive stress observed in dystrophic muscle, ultimately preserving muscle function and preventing disease progression in muscular dystrophies. In fact, a comparison of the consensus SOMAscan signature of consistently elevated proteins in DMD showed substantial overlap with those responsive to EDG-5506 treatment in BMD patients after only 14-days of dosing. As such, the positive observations in BMD are likely translatable to DMD based on EDG-5506's unique mechanism of action.

SOMAscan *Comparison of BMD and DMD Fingerprints*



Overall, the findings for the Phase 1 clinical trial with EDG-5506 provide compelling evidence for EDG-5506 as a potentially disease modifying treatment for muscular dystrophies. Both in HVs and BMD patients, EDG-5506 was well tolerated and achieved muscle concentrations well above those predicted to demonstrate efficacy based on preclinical disease models of DMD. Moreover, EDG-5506 led to a robust, significant reduction in key biomarkers of muscle damage, driving CK, TNNI2, myoglobin and AST to either normal or near normal levels observed in healthy volunteers after only two weeks of EDG-5506 dosing.

EDG-5506 ARCH Open Label Data

In December 2021, we initiated our ARCH open label, single-center study of EDG-5506 in 12 adults with BMD, including all seven participants from our Phase 1b first-in-human study (following a 3-month washout). ARCH was designed to evaluate the safety, PK, changes in biomarkers of muscle damage such CK and fast skeletal muscle troponin I, measures of function with NSAA/NSAD, time function tests and patient-reported outcomes. The schematic below outlines the overall trial design. ARCH will continue to monitor patients for two years and is scheduled to complete in April 2024.

ARCH Trial Design



The patients in ARCH had significant functional impairment and evidence of decreased muscle mass at baseline. All individuals had a decreased ability to perform functional measures such as the 10-meter walk-run or rise from floor – only half of the BMD patients were able to perform the rise from the floor at baseline. Their creatinine, which is derived directly from muscle, was decreased. Their CK was elevated, consistent with ongoing muscle damage, and the DXA lean body mass was also decreased, consistent with the overall decreased function and decreased muscle mass. North Star scores for these individuals ranged from 4 to 31. Baseline characteristics are summarized below.

BMD Patient Baseline Characteristics in ARCH

Characteristic	BMD Participants (N=12)	Age Normative Values
Age (SD)	32.8 (8.1) years	
Functional Measures (median)		
10-meter walk/run	8.4 sec	< 4 sec
Rise from floor	6/12 could perform	< 3 sec
Serum Creatinine (mean, mg/dL)	0.44	0.92 - 1.16
Serum CK (mean, U/L)	1,390	<210
DXA % Lean Mass	54.9%	>75%



At six months, EDG-5506 continued to be well tolerated following escalation to the 15 mg dose for four months, after initially receiving a 10 mg dose for 2 months. The most common adverse events were dizziness, somnolence, and headache. There were no dose reductions, dose adjustments or patient discontinuations due to adverse events. All patients have since been dose escalated to the 20 mg dose of EDG-5506. An overview of the adverse events observed up to the 6-month timepoint can be seen in the table below.

Summary Table of AEs Observed in ARCH (at the 6 Month Timepoint)

Treatment Emergent AEs	2-months (%); 10 mg EDG-5506	4-months (%); 15 mg EDG-5506	Total (at 6 months)
Dizziness	2 (17%)	1 (8%)	3 (25%)
Somnolence	2 (17%)	1 (8%)	3 (25%)
Headache	-	3 (25%)	3 (25%)
Fall*	-	2 (17%)	2 (17%)
Gastroenteritis virus	1 (8%)	-	1 (8%)
Arthropod sting	-	1 (8%)	1 (8%)
Back pain	1 (8%)	-	1 (8%)
Concussion	-	1 (8%)	1 (8%)
Euphoric mood	-	1 (8%)	1 (8%)
Flushing	1 (8%)	-	1 (8%)
Hiccups	-	1 (8%)	1 (8%)
Nasopharyngitis	1 (8%)	-	1 (8%)
Procedural pain	1 (8%)	-	1 (8%)
Road traffic accident	-	1 (8%)	1 (8%)
Seasonal allergy	-	1 (8%)	1 (8%)
Sinusitis	-	1 (8%)	1 (8%)
Testicular adenoma (benign)	-	1 (8%)	1 (8%)
TMJ syndrome	-	1 (8%)	1 (8%)
Toothache	1 (8%)	-	1 (8%)

* Unassociated with other AEs and typical of falls observed in BMD patients

At six months, target exposure levels of EDG-5506 were maintained. Additionally, BMD patients showed an increased level of activity compared to in Phase 1b as assessed by daily step counts.


EDG-5506 Plasma PK
Mean AUC24 (ng/ml):
2,293 1,454 2,216 2,400
EDG-5506 concentration (ng/mL)
Phase 1 (2 wks.)
2 Mo.
4 Mo.
6 Mo.
EDG-5506 Dose: 20 mg 10 mg 15 mg 15 mg
Patient Step Count
Steps/Day
Phase 1 (n=7)
Activity at Month 1
Activity at Month 2
Activity at Month 4
Activity at Month 6

EDG-5506 led to a sustained decrease in CK and a profound suppression of fast skeletal muscle troponin, demonstrating robust target engagement. CK showed a highly statistically significant decrease of 40% over six months. Fast skeletal muscle troponin showed a mean 75% decrease with a median decrease of 90% after the participant's most recent available visit at four or six months. Interestingly, individuals with the highest baseline biomarker values showed the greatest biomarker declines, suggesting protection against activity-induced damage. Collectively, these biomarker observations support that muscle damage is decreased following treatment with EDG-5506.

EDG-5506 Leads to Sustained Decrease in CK and a Profound Suppression of TNNI2


Creatine Kinase
CK Activity (U/L)
p = 0.0005
Baseline
Last
-40%*
Fast Skeletal Muscle Troponin I (TNNI2)
TNNI2 Concentration (ng/ml)
p = 0.001
-75%*

We previously reported a SOMAscan signature of rapidly changing biomarkers of muscle injury, including CK and fast skeletal muscle troponin, following 14 days of treatment with EDG-5506. At six months, we examined biomarker changes following continued EDG-5506 treatment. SOMAscan revealed an 84% decrease from baseline in TNNI2 (p=0.013), and a 38% decrease in mean CK vs baseline (p<0.01) at six months. In addition to changes in biomarkers of muscle injury, that were observed to change as early as one month, a set of 660 increased and 337 decreased proteins displayed progressive changes from month one to month six of dosing. Analysis of average signals revealed a reversion of each signature towards those in healthy individuals in response to EDG-5506 treatment. Furthermore, cluster analysis of these signatures revealed an enrichment of proteins implicated in inflammatory pathways. Specifically, we observed a progressive change in inflammatory proteins toward a profile of unaffected individuals.

Comparison Bar Plot of Late-Decreasing Proteins (N=337)



After six months of EDG-5506 dosing, NSAA scores continued to trend in a positive direction. Of note, a similar trend was observed with the NSAD scores. Eight of the twelve participants showed either a functional improvement or exhibited no decline on NSAA relative to their baselines. The positive NSAA trends in the BMD patients in ARCH diverged from trajectories observed in natural history studies from Bello et al. (2016) and data reported at MDA 2022 Conference, showing a yearly decline of 1.22 NSAA points, and van de Velde et al. (2021), who reported a 2.5 point NSAA decrease over two years – NSAA in BMD patients treated with EDG-5506 increased from baseline (4-31) by a mean +0.5 versus an expected decline of -0.6 points.

EDG-5506 Effect on Functional Measures in BMD Patients



Acute contraction-induced muscle injury causes pain, edema and loss of strength in healthy people. These features are also prominent in DMD and BMD and are present prior to the onset of fibrosis. As such, during ARCH, we asked patients to report outcomes about their general symptoms. Interestingly, at six months, self-reported pain scores trended better (e.g., a decrease in muscle cramps). These observations are consistent with preclinical observations in GRMDs and *mdx* mice showing improvements in activity and decreased edema. We also observed a positive trend in mental health, fatigue, and sleep. While ARCH is not a placebo-controlled trial, we believe these collective observations are encouraging. Protection against contraction-induced injury with EDG-5506 in BMD patients has the potential to improve function by reducing acute injury and should protect against long term functional loss due to fibrosis, an observation that should potentially translate to functional improvements in DMD.

In summary, at six months, EDG-5506 continues to be well tolerated following an increase to 15 mg daily dosing for four months. This dose led to target exposures achieved and the BMD individuals treated with EDG-5506 continued to exhibit increased activity compared to their baseline. CK and fast skeletal muscle troponin I showed a sustained decrease through six months, despite participants' continuing to exhibit full daily activity levels. We also observed positive trends in patient reported outcomes (PROs), including pain and trends towards functional benefit in North Star that are remarkably divergent from the natural history reported for BMD patients. We believe the six-month ARCH study data with EDG-5506 provides further support that reducing contraction-induced damage in dystrophic muscle has the potential to preserve and improve muscle function while preventing disease progression in dystrophinopathies. We plan to report 12-month ARCH open label data in the second quarter of 2023.

EDG-5506's tolerability and efficacy observations to date have allowed us to explore accelerated ways to advance EDG-5506 into potential registrational trials.

Phase 2 Clinical Trial in BMD (CANYON Study)

In July 2022, we initiated our CANYON Phase 2 clinical trial of EDG-5506. CANYON is assessing the effect of EDG-5506 over a 12-month period on safety, PK, biomarkers of muscle damage (e.g., CK, troponins, myoglobin), and functional measures in individuals with BMD aged 12 years and above. We are also evaluating upper leg fat fraction over one year as measured by MRI in BMD adults and adolescents. This placebo-controlled trial is anticipated to recruit approximately 66 individuals at approximately 14 sites in the United States, United Kingdom, and the Netherlands. Based on the positive observations from ARCH, the Company expects to amend the CANYON study to include a potentially registration-enabling cohort in the second half of 2023.

Phase 2 Clinical Trial in DMD (LYNX Study)

In October 2022, we announced initiation of our LYNX Phase 2 clinical trial of EDG-5506 for the treatment of DMD. LYNX is a placebo-controlled trial to assess the effect of three doses of EDG-5506 over 12 weeks on safety, PK, and biomarkers of muscle damage. After the initial 12 weeks, LYNX participants will then continue on open-label EDG-5506 for an additional 9 months to gain further insights into safety and functional measures. Approximately 27 children with DMD aged 4 to 9 years on stable corticosteroids or approved exon-skipping agents are expected to be enrolled in this 12-month trial. Importantly, this trial is designed to identify the doses of EDG-5506 that have the potential to reduce biomarkers of muscle damage and provide functional benefit to patients in a Phase 3 trial. Approximately 14 investigative sites across the United States are expected to participate in the trial.

Natural History Study and Exercise Challenge Study (DUNE Study)

In 2022, we also commenced both an observational natural history study, being conducted in collaboration with the GRASP-LGMD Consortium, and a Phase 2 Exercise Challenge Study (DUNE), to investigate the effect of EDG-5506 on muscle injury biomarkers following exercise in individuals with LGMD2I, BMD and McArdle disease at a single site in Denmark.

EDG-7500: A Novel Molecule for the Treatment of Patients with HCM and Other Severe Cardiac Disorders with Significant Unmet Needs

Overview

In the course of our EDG 002 program, a unique series of cardiac modulators with novel mechanisms of action have been identified. One of these agents, the small molecule EDG-7500, has unique properties that may lead to a novel therapeutic approach for patients with HCM. The effects of EDG-7500 on cardiac function overlap with some of the desirable attributes of the cardiac myosin inhibitors (CMIs) such as BMS's CAMZYOS® (mavacamten) and Cytokinetics' CK-274 (aficamten). However, there are improvements in EDG-7500's effects on cardiac function from those of CMIs that we believe have the potential to yield a potentially superior target product profile for the treatment of multiple phenotypes of HCM and may also have therapeutic benefit in sub-populations of patients with heart failure with preserved ejection fraction (HFpEF).

Disease Background and Current Treatment Limitations

HCM is the most common form of genetic heart disease, affecting approximately one in 500 individuals. HCM is caused by abnormal proteins in the heart, including cardiac myosin, that lead to excessive cardiac contraction. Estimates suggest there are as many as 630,000 people in the United States suffering from different forms of HCM. Over time, abnormal proteins in the heart, many of which are inherited, lead to excessive cardiac contraction, referred to as hypercontractility. This disruption in cardiac muscle contractility leads to increased stress and thickening of the walls of the major pumping chamber of the heart, the left ventricle (LV). The LV becomes less compliant and therefore less able to fill with and pump blood. This results in a decrease in the LV chamber volume. HCM patients can become extremely limited in their functional capacity and ability to perform the activities of daily living. They may also have episodic lightheadedness and loss of consciousness (syncope). In addition, these patients are at increased risk of heart failure, stroke, atrial fibrillation, and sudden cardiac arrest.

HCM can be divided into patients with obstructive disease, known as obstructive HCM (oHCM) and those with non-obstructive disease (nHCM). The pathophysiologic feature of obstruction is present in two thirds of patients with HCM, as the mitral valve comes into contact with the thickened muscle of the interventricular septum during the ejection of oxygenated blood from the heart to the systemic circulation. This creates an obstruction to blood flow exiting the heart through the LV outflow tract (LVOT) which results in a pressure gradient between the LV cavity and the systemic circulation. As a result, higher pressures are generated in the left ventricle than normal, and a pressure gradient develops between the LV cavity and the systemic circulation. This pressure gradient can be quantitatively measured by a routine clinical examination using Doppler echocardiography, the most common way oHCM is diagnosed and severity assessed. Patients with nHCM do not develop LVOT obstruction and have normal left ventricular pressures during contraction.

They are characterized by the absence of a pressure gradient both at rest and following a variety of physiologic challenges, such as exertion, and non-physiologic maneuvers. Heart failure in nHCM results from diminished filling of the heart due to impaired myocardial relaxation that results from abnormal function of the same proteins that cause hypercontractility. This abnormal cardiac physiology, termed diastolic dysfunction leads to a decrease in cardiac output that is particularly severe when an HCM patient exerts themselves. oHCM patients also have LV diastolic dysfunction in addition to obstruction of blood flow in the LVOT. The clinical manifestations of oHCM and nHCM are generally similar though oHCM patients may experience more symptoms of lightheadedness and syncope.

Abnormalities in Heart Muscle Structure and Function Lead to Severe Abnormalities in HCM



Healthy Heart
Hypertrophic Cardiomyopathy
Obstructive
(2/3 of patients)
Non-obstructive
(1/3 of patients)
Aortic valve
Left atrium
Mitral valve
Right atrium
Left ventricle
Tricuspid valve
Right ventricle
Narrowed LVOT
Decreased LV volume
Thickened ventricular septum
Increased pressure "gradient"
Decreased LV volume
Symmetrically thickened ventricular wall
Normal contraction
Excessive contraction and impaired relaxation

Current Management of HCM

To determine the appropriate treatment approach, physicians use the New York Heart Association (NYHA) functional classification system to classify both obstructive and non-obstructive HCM patients into one of four categories; NYHA Class I-IV (least to most severe symptoms, respectively). The NYHA classification system is based on the degree of disease impact to the patient's physical activity and is used to guide the physician's choice of therapy. The majority of diagnosed HCM patients are symptomatic and are classified as NYHA class II-IV which requires active treatment. NYHA class I HCM patients generally do not require therapeutic intervention unless they meet established guideline criteria placing them at a high risk of sudden cardiac death, in which case implantation of a cardiac defibrillator may be advised. Class I HCM patients are generally under physician surveillance consisting of annual follow-up visits with their cardiologist.

Current pharmaceutical treatment is intended to decrease hypercontractility and improve diastolic filling in both oHCM and nHCM and to reduce LVOT obstruction in oHCM patients in order to achieve meaningful symptom relief. Non-vasodilating beta blockers and non-dihydropyridine calcium channel blockers, drugs that are indicated for broader cardiovascular disorders and do not address the underlying cause of the disease, are the first-line therapies for symptomatic oHCM and nHCM patients. Commonly prescribed beta-blockers are atenolol, propranolol, and metoprolol. Verapamil and diltiazem are calcium channel blockers used in the treatment of symptomatic oHCM and nHCM. For oHCM patients who remain symptomatic, a sodium channel blocker may also be added, typically disopyramide.

In April 2022, the U.S. FDA approved CAMZYOS™ (mavacamten), a CMI, for the treatment of adults with symptomatic New York Heart Association (NYHA) Class II-III oHCM to improve functional capacity and symptoms. Despite CAMZYOS™ efficacy, there are still limitations of this approach including a narrow therapeutic index, long terminal half-life (seven to nine days) and limited ability to rescue excessive pharmacology if it develops. As oHCM or nHCM progresses, patients have limited treatment options often requiring surgical or other invasive interventions including heart transplant.

Unmet Need in HCM

CMIs have complex pharmacology which results in potentially excessive reduction in cardiac function. CMIs largely only address excessive contractility, which can limit their efficacy in a disease where both contractility and diastolic function are abnormal. These factors lead CMIs to be difficult to dose to an efficacious maintenance dose. These factors lead to patients requiring frequent and indefinite follow-up at expert centers accompanied by specialized cardiac imaging. In addition, a significant percentage of oHCM patients do not respond to CMI and other therapies. The efficacy of CMIs in patients with nHCM, who have impaired relaxation and diastolic dysfunction, also remains unproven.

Limited Efficacy of Current Therapeutic Approaches to Treat oHCM



Our Approach

EDG-7500 is a novel small molecule discovered by our company's scientific research efforts. Unlike CMIs, EDG-7500 does not bind to the myosin motor head but instead exerts its effects independently of myosin through direct interaction with a distinct sarcomeric protein. EDG-7500 was purposefully designed to modulate the complex protein-protein interactions that control both contraction and relaxation processes within the sarcomere. Specifically, EDG-7500 is designed to speed the rate of crossbridge detachment and slows the rate of crossbridge attachment leading to the reduction of excessive residual cross-bridges during diastole, potentially enhancing relaxation and facilitating ventricular filling.

In preclinical models, EDG-7500 has demonstrated improvement in a variety of the clinical manifestations in oHCM and nHCM. A summary table of key preclinical studies is shown below.

Summary of Key Preclinical Studies with EDG-7500

	Key Result	Preclinical Model
Novel target	✓ Preserves myosin head motor function ✓ Slows contraction, increases compliance	*In vitro:* Myofibril systems *In vivo*: Pressure Volume loops
Validated models of oHCM and nHCM	✓ Potent gradient reduction ✓ Well tolerated at supratherapeutic exposures	*In vivo*: *MYBPC3* A31P feline **oHCM** model†
	✓ Normalizes hyperdynamic contraction ✓ Improves ventricular filling	*In vivo*: *MYH7* R403Q porcine **nHCM** model‡

Reference: †Meurs K, *et. al., H Mol Gen.*, 2005; ‡del Rio C, *et. al., Circulation* 2018; 136. Abstract 20770.

EDG-7500: MYBPC3 A31P Feline Model of oHCM

To evaluate the role of EDG-7500 in oHCM, we used an established feline model with a *MYBPC3* A31P mutation. Felines with this mutation exhibit a HCM phenotype with LVOT obstruction. Treating *MYBPC3* A31P felines with dobutamine induces a significant LVOT pressure gradient. Subsequent treatment with a single 1 mg/kg dose of EDG-7500 resulted in LVOT gradient relief and improved contractility. All treated animals saw their LVOT gradient reduced below the level of veterinary clinical significance with an average reduction of >60% following a single, 1 mg/kg dose.

EDG-7500 Improves Contractility and Alleviates LVOT Gradient


Hypercontractility Improved to within Normal Range
LVOT Gradient Removed
Left Ventricular Fractional Shortening (%)
Healthy feline range†
-17%
PRE
POST
1 mg/kg
LVOT Gradient (mmHg)
Clinically significant gradient in felines
-66%

† Fox PR *et al., Circulation*, 1995
Footnotes: * $p < 0.05$, ** $p < 0.01$

We next evaluated gradient reduction relative to EDG-7500 free fraction concentration in the feline model of oHCM by increasing exposures using doses ranging from 0.3 – 4.0 mg/kg. Treatment with EDG-7500 is associated with a modest effect on contractility with free drug levels of ~55 to 140 ng/mL, a range in which reduction of LVOT gradient below clinical significance was observed. To the best of our knowledge, the ability to remove a substantial portion of the gradient at levels that preserve normal systolic function is a feature that has not been observed before for an HCM drug. This data suggests the mechanism of gradient removal is decoupled from changes in LVEF. We have also observed that there is only a modest reduction in systolic contractility even at doses that are multiple folds higher than the predicted target dose.

Relationship of EDG-7500 Free Fraction Concentration and LVOT Gradient Relief



* EDG-7500 doses 0.3 – 4.0 mg/kg
† Fox PR *et al.*, *Circulation*, 1995

EDG-7500: Myosin Heavy Chain R403Q Porcine Model of nHCM

To evaluate the role of EDG-7500 in nHCM, we used an established, genetically engineered porcine model with an *MYH7* R403Q HCM mutation. The *MYH7* R403Q pigs exhibit cardiac structural and functional abnormalities, including left ventricular hypertrophy, small cavity, and increased filling pressure leading to increased left atrial size, which are consistent with the nHCM phenotype observed in humans.

In the *MYH7* R403Q porcine model of nHCM, EDG-7500 was observed to reduce hypercontractility to near wild type levels. Next, we evaluated EDG-7500's effect on parameters of diastolic dysfunction. EDG-7500 led to an improvement in left ventricular filling and a reduction in left atrial size, both consistent with reduced filling pressures in the heart. Single doses of EDG-7500 also led to a dramatic, statistically significant improvement in diastolic relaxation, a decrease in left ventricular wall thickness at end-diastole, a measure of diastolic crossbridge engagement, and a reduction in left atrial size, a surrogate of chronic LV filling pressure.

EDG-7500 Leads to Rapid Normalization of nHCM Cardiac Structure and Function After a Single Dose






Footnotes: % change PRE is relative to WT and % change POST is relative to PRE; * $p < 0.05$; ** $p < 0.01$

Abbreviations: *MYH7* R403Q, β-myosin heavy chain 7 arginine to glutamine substitution at residue 403; LVEF, left ventricular ejection fraction; e', early filling; LVWT$_d$, left ventricular wall thickness at end diastole; LAVol, left atrial volume; LA, left atrium; WT, wild type; PRE, predose; POST, postdose 1 mg/kg

In summary, we have observed that EDG-7500 is a first-in-class cardiac sarcomeric protein modulator that targets the underlying pathophysiology of HCM. Preclinical data in models of both obstructed and non-obstructed HCM suggest the ability to drive a broadly effective clinical response at a low risk of decreasing left ventricular ejection fraction below normal at all doses tested. Due to EDG-7500's self-limiting mechanism on systolic contraction, we plan to investigate fixed-dose regimens of EDG-7500 thus potentially eliminating the echo-mediated dose titration and intense follow-up requirements of current therapies.

As part of our IND-enabling work, we are completing the toxicity and safety pharmacology profile of EDG-7500 in standard GLP safety pharmacology studies, in non-GLP exploratory and dose range studies. We plan to file an IND for EDG-7500 in the third quarter of 2023.

EDG-7500 Phase 1 Clinical Development Plan

Subject to clearance of the IND, we plan to initiate a Phase 1 double-blind, randomized, placebo-controlled, single and multiple ascending dose clinical trial in the second half of 2023 to assess the safety and tolerability, PK/PD of EDG-7500 in healthy subjects and patients with HCM. The trial will evaluate the safety and tolerability of EDG-7500 in humans and is designed to demonstrate proof of mechanism by its conclusion.

Manufacturing

We currently do not own or operate any manufacturing facilities. We rely and expect to continue to rely for the foreseeable future, on third-party contract development and manufacturing organizations (CDMOs) to produce our product candidates for preclinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. Our CDMOs are obligated to produce bulk drug substances and finished drug products in accordance with current Good Manufacturing Practices (cGMPs) and all other applicable laws and regulations. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates.

We have engaged CDMOs to manufacture EDG-5506 and EDG-7500 for preclinical and clinical use. All of our product candidates are small molecules and are manufactured in synthetic processes from readily available starting materials. Our chemistry is a convergent synthesis of under five steps, appears amenable to scale up and does not currently require unusual equipment in the manufacturing process. We obtain our supplies from these CDMOs on a purchase order basis and do not have a long-term supply arrangement in place. We do not currently have arrangements in place for redundant supply. For all of our product candidates, we intend to identify and qualify additional manufacturers to provide the active pharmaceutical ingredient and fill-and-finish services prior to seeking regulatory approval.

Sales and Marketing

If any of our product candidates are approved, we currently intend to market and commercialize them in the United States and select international markets, either alone or in collaboration with others.

Competition

EDG-5506

Currently, approximately 70% of patients with DMD are treated with corticosteroids to manage the inflammatory component of the disease. EMFLAZA (deflazacort) is an FDA-approved corticosteroid marketed by PTC Therapeutics, Inc. and prednisone is also FDA-approved and is marketed by multiple companies. In addition, there are four FDA-approved exon skipping drugs: EXONDYS 51 (eteplirsen), AMONDYS 45 (casimersen) and VYONDYS 53 (golodirsen), which are naked PMOs approved for the treatment of DMD patients amenable to Exon 51, Exon 45 and Exon 53 skipping, respectively, and are marketed by Sarepta Therapeutics, Inc., and VILTEPSO (vitolarsen), a naked PMO approved for the treatment of DMD patients amenable to Exon 53 skipping, which is marketed by Nippon Shinyaku Co. Ltd. Companies focused on developing treatments for DMD that target dystrophin mechanisms include Sarepta Therapeutics with SRP-5051, a peptide-linked PMO currently being evaluated in a Phase 2 clinical trial for patients amenable to Exon 51 skipping, PTC Therapeutics with ataluren, a small molecule targeting nonsense mutations in a Phase 3 clinical trial, Avidity Biosciences, Inc., which is in preclinical development with an antibody oligonucleotide conjugate that targets dystrophin production and Dyne Therapeutics which is also in preclinical development with its proprietary antigen-binding oligonucleotide linker technology that targets dystrophin production. In addition, several companies are in clinical trials to develop gene therapies to treat DMD, including Genethon Company (GNT-0004), Pfizer Inc. (PF-06939926), Sarepta Therapeutics (SRP-9001 and Galgt2 gene therapy program), and Solid Biosciences Inc. (SGT-001). Gene editing treatments that are in preclinical development are also being pursued by Vertex and Sarepta Therapeutics. We are also aware of several companies targeting non-dystrophin mechanisms for the treatment of DMD. Moreover, Epirium Bio is developing a synthetic compound that targets cellular energetics and muscle regeneration as a potential therapeutic for BMD and Italfarmaco is also evaluating the use of Givinostat, an HDAC inhibitor, in BMD patients.

EDG-7500

Non-vasodilating beta blockers and non-dihydropyridine calcium channel blockers are the first-line therapies for symptomatic oHCM and nHCM patients. Commonly prescribed beta-blockers are atenolol, propranolol, and metoprolol. Verapamil and diltiazem are calcium channel blockers used in the treatment of symptomatic oHCM and nHCM. For oHCM patients who remain symptomatic, a sodium channel blocker with negative ionotropic drug properties may also be added, typically disopyramide (either Pfizer's Norpace, marketed by Pfizer, or a generic form marketed by several companies).

In the field of targeted precision medicines intended to address the molecular underpinnings of HCM, competitors include Bristol-Myers Squibb (BMS), LianBio, Cytokinetics, Imbria Pharmaceuticals, and Celltrion. BMS markets Camzyos (mavacamten), a CMI intended for the treatment of adults with symptomatic NYHA class II-III oHCM. LianBio is currently conducting a Phase 3 study of mavacamten in patients with oHCM in China. Cytokinetics is also developing a CMI, aficamten (CK-274), which is currently in a Phase 3 study in oHCM patients. BMS and Cytokinetics are also exploring their respective CMIs in ongoing Phase 3 and Phase 2 nHCM studies, respectively. Cytokinetics and BMS are also developing next generation CMIs, CK-271 and MYK-224, respectively.

Non-CMI targeting drugs in development include IMB-101(Imbria Pharmaceuticals), a free fatty acid receptor antagonist currently in Phase 2 and CT-G20 (Celltrion), an anti-arrhythmic cibenzoline succinate currently in a Phase 1 oHCM study. We are aware of several preclinical HCM programs including: TN-201, myosin binding protein MYBP-C3-targeting gene therapy approach being developed by Tenaya Therapeutics for genetic HCM; JN-210, a microRNA activating gene therapy approach being developed by Jaan Biotherapeutics; AVB-601, a gene therapy approach being developed by Solid Bio for genetic HCM; CDR348T and CDR641L, both are non-coding RNA-based therapies being developed by Cardior Pharmaceuticals. We are also aware of several early-stage preclinical HCM assets being developed by DiNAQOR in collaboration with BioMarin Pharmaceuticals (BMN-293/DINA-001) and Lexeo Therapeutics (LX2022).

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection for our drug candidates, technology and know-how, to operate without infringing the proprietary or intellectual property rights of others and to prevent others from infringing our proprietary or intellectual property rights. We expect that we will seek to protect our proprietary and intellectual property position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and drug candidates that are important to the development and implementation of our business. We also rely on trade secrets, know-how, trademarks, continuing technological innovation and licensing opportunities to develop and maintain our proprietary and intellectual property position.

We currently, and expect that we will continue to, own or in-license patents and patent applications related to our key drug candidates. We own patents and patent applications that cover compositions of matter, methods of treating diseases such as DMD, BMD, LGMD and muscle spasticity disorders and combination therapies. As of February 4, 2023, we own a patent portfolio consisting of 13 patent families and in-license one patent family from OSIF. We own 3 issued U.S. patents, 2 issued Japanese patents, 9 pending non-provisional U.S. patent applications, 1 pending PCT application, and 48 pending foreign applications filed in 15 different countries and regions including Europe, Australia, Brazil, Canada, China, Eurasia, Israel, India, Japan, South Korea, Mexico, New Zealand, Singapore, South Africa, and Hong Kong. We own one issued U.S. and one Japanese patent that covers compositions of matter of EDG-5506 and methods of treatment using EDG-5506 that is expected to expire in 2039, excluding any patent term extensions. We own one provisional patent application that covers composition of matter of EDG-7500 and methods of treatment using EDG-7500. For our drug candidates, we generally pursue multilayered patent protection covering compositions of matter, methods of use and methods of manufacture. We also intend to pursue patent protection, if available, with respect to biomarkers that may be useful in selecting a patient population for use of our drug candidates. We intend to strengthen the patent protection of our drug candidates and technologies through additional patent application filings.

The term of individual patents depends upon the legal term for patents in the countries in which they are granted. In most countries in which we file, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application. In the United States, the patent term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (USPTO) in examining and granting a patent or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Additionally, the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Act) permits patent term extension of up to five years beyond the expiration date of a U.S. patent as partial compensation for the length of time a drug is under regulatory review while a patent that covers the drug is in force. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended.

Similar provisions are available in the European Union and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our drug candidates receive approval by the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents covering those products, if available. However, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and, if granted, the length of such extensions.

For more information regarding the risks related to our intellectual property, see the section titled "Risk Factors — Risks Related to Our Intellectual Property." Expiration dates referred to above are without regard to potential patent term extension or other market exclusivity that may be available to us.

In addition to patent protection, we also rely on trade secrets, know-how, trademarks, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee's use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached, and we may not have adequate remedies for any such breach. For more information regarding the risks related to our intellectual property, see the section titled "Risk Factors — Risks Related to Our Intellectual Property."

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, alter our drugs or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see the section titled "Risk Factors — Risks Related to Our Intellectual Property."

Third Party Agreements

2020 Exclusive License Agreement with The Ohio State Innovation Foundation

We have exclusively licensed intellectual property from The Ohio State Innovation Foundation (OSIF) in a license agreement effective November 20, 2020. We entered into the agreement with OSIF for an exclusive worldwide license to develop and commercialize products covered by the OSIF licensed intellectual property for the treatment, prevention or palliation of muscular dystrophies and disorders. The product candidates under development by the Company are not based on the intellectual property licensed from OSIF. The patent applications licensed from OSIF may, in the future, provide additional patent coverage for certain aspects of the Company's product candidates currently under development, depending on the eventual scope of any OSIF patents if and when issued, which scope and likelihood of issuance are uncertain.

Under the license agreement, we are obligated to make payments to OSIF aggregating up to $1.3 million per product covered by the OSIF licensed patent rights upon the achievement of specified development and regulatory approval milestones and approximately $2.3 million per product covered by the OSIF licensed patent rights upon the achievement of specified sales milestones. We are also obligated to pay low single-digit royalties to OSIF based on net sales by us and our affiliates and sublicensees of each product covered by the OSIF licensed patent rights. In addition, in the event we sublicense the OSIF licensed patent rights, we are obligated to pay OSIF a specified portion of income we receive from sublicensing. As of December 31, 2022, we have paid OSIF $0.5 million for license fees and milestones achieved in connection with the license agreement.

Our royalty obligations with respect to each product covered by OSIF licensed patent rights in a country extend until the last-to-expire patent claim licensed from OSIF covering the product in the country. The latest possible expiration of patents licensed under the agreement is 2039 in all applicable countries, in the absence of any patent extensions that may be available for such patents.

Under the license agreement, we are obligated to use a certain level of effort to develop and commercialize at least one product covered by the OSIF licensed patents or derived from the material provided by OSIF and to achieve certain milestones within set times, subject to certain extensions.

OSIF has the right to terminate the license agreement for our uncured material breach of the license agreement, including if we fail to achieve specified development, regulatory approval and sales milestones within specified timeframes, or for certain events related to our bankruptcy. We have the right to terminate the agreement at any time.

Government Regulations

Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, nonclinical and clinical testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of products such as those we are developing. Generally, before a new drug can be marketed, considerable data must be generated, which demonstrate the drug's quality, safety, and efficacy. Such data must then be organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act (FDCA), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, the approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

- completion of nonclinical laboratory tests, animal studies, and formulation studies in accordance with FDA's good laboratory practice requirements and other applicable regulations;

- submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

- approval by an independent institutional review board (IRB) ethics committee, either centralized or with respect to each clinical site, before each clinical trial may be initiated;

- performance of adequate and well-controlled human clinical trials in accordance with good clinical practice (GCP) requirements to establish the safety and efficacy of the proposed drug for its intended use;

- submission to the FDA of a New Drug Application (NDA) after completion of all pivotal trials;

- determination by the FDA within 60 days of its receipt of an NDA to accept the filing for substantive review;

- satisfactory completion of an FDA advisory committee review, if applicable;

- Our royalty obligations of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to ensure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality, and purity, and of selected clinical investigation sites to assess compliance with GCPs; and

- FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and *in vitro* studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the clinical trial is unlikely to meet its stated objectives. Some trials also include oversight by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board, which may review data and endpoints at designated check points, make recommendations and/or halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical trial results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

- Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism, and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to HVs, the initial human testing is often conducted in patients.

- Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

Post-approval clinical trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a clinical trial may move forward at designated check points based on access to certain data from the clinical trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 clinical trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Phase I, Phase II, and Phase III clinical testing may not be completed successfully within a specified period, if any all, and there can be no assurance that the data collected will support FDA approval of a product candidate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the novel coronavirus disease (COVID-19). For example, in 2020 and 2021, FDA published a number of industry guidance documents, including updates to previous guidance, related to Good Manufacturing Practices, remote interactive evaluations of drug manufacturing and bioresearch monitoring facilities, and drug product manufacturing and supply chain inspections, among others. The extent to which the COVID-19 pandemic impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Recently, President Biden announced that the administration intends to end the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear.

NDA Review and Approval Process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product's identity, strength, quality, and purity. Under the Prescription Drug User Fee Act (PDUFA), guidelines that are currently in effect, the FDA has a goal of ten months from the date of "filing" of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a "filing" decision after the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 clinical trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies, or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a risk evaluation and mitigation strategy (REMS) to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use. It could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may offer accelerated approval with postmarketing confirmatory trial requirements or approvals subject to other postmarketing requirements, including among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product's safety and effectiveness after commercialization and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Expedited Development and Review Programs

The FDA has a fast-track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast-track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast-track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis, or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as "breakthrough therapies" that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a "breakthrough therapy" if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast-track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug. In December 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (FDORA), was signed into law. FDORA made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Fast track designation, priority review, accelerated approval, and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation (ODD), to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater of than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting a NDA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has received ODD and subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA, to market the same biologic for the same indication for seven years from the approval of the NDA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and a waiver of the NDA application user fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

In *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA's longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease, and not to all uses or indications within the entire disease or condition. In particular, the circuit court held that the orphan-drug exclusivity for Catalyst's drug blocked FDA's approval of another drug for all uses or indications within the same orphan-designated disease, or Lambert-Eaton myasthenic syndrome (LEMS), even though Catalyst's drug was approved at that time only for use in the treatment of LEMS in adults. Accordingly, the court ordered the FDA to set aside the approval of a drug indicated for LEMS in children. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in *Catalyst*, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the *Catalyst* order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

Post-Approval Requirements

Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters, or untitled letters;

- clinical holds on post-approval or Phase IV clinical studies, if applicable;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products;

- consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;

- mandated modification of promotional materials and labeling and the issuance of corrective information;

- the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or

- injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product's FDA-approved labelling.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application (ANDA), or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

Pediatric exclusivity is another type of marketing exclusivity available in the United States and provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials.

Other U.S. Regulatory Matters

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, U.S. federal anti-kickback, anti-self-referral, false claims, transparency, including the federal Physician Payments Sunshine Act, consumer fraud, pricing reporting, data privacy, data protection, and security laws and regulations, including the Health Insurance Portability and Accountability Act of 1996 (HIPAA), as well as similar foreign laws in the jurisdictions outside the U.S. Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; and state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

These laws and regulations are subject to change, which can increase the resources needed for compliance and delay drug approval or commercialization. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Also, we may be subject to private "qui tam" actions brought by individual whistleblowers on behalf of the federal or state governments. Actual or alleged violation of any such laws or regulations may lead to investigations and other claims and proceedings by regulatory authorities and in certain cases, private actors, and violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, disgorgement, imprisonment, additional reporting obligations, and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in government healthcare programs and imprisonment.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor's decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and related services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors' reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; it required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain "branded prescription drugs" to specified federal government programs; it implemented a new methodology under which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; it expanded the eligibility criteria for Medicaid programs; it created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and it established a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services (CMS), to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Since its enactment, there have been executive, judicial and congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future.

The ACA continues to significantly impact the United States' pharmaceutical industry. Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how future litigation or healthcare measures promulgated by the Biden administration will impact our business, financial condition and results of operations. Complying with any new legislation or changes in healthcare regulation could be time-intensive and expensive, resulting in a material adverse effect on our business.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which will stay in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022, unless additional congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, to review the relationship between pricing and manufacturer patient programs, and to reform government program reimbursement methodologies for pharmaceutical products. For example, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The impact of these regulations and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is currently unknown. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved. Complying with any new legislation and regulatory changes could be time-intensive and expensive, resulting in a material adverse effect on our business. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, a number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products.

It is possible that additional governmental action may be taken to address the COVID-19 pandemic. Furthermore, there has been increased interest by third party payors and governmental authorities in reference to pricing systems and publication of discounts and list prices.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to develop or sell any product candidates outside of the United States. The approval process varies from country to country and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing the conduct of clinical trials, regulatory approval for our products, pricing and reimbursement vary greatly from country to country.

European Union Drug Development

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the European Union (EU) Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the EU, the EU Member States have transposed and applied the provisions of the directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated, it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: The National Competent Authority (NCA), and one or more Ethics Committees (ECs). Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred. The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. The Clinical Trials Regulation EU No 536/2014 which replaced the Clinical Trials Directive entered into application on January 31, 2022, is intended to simplify the current rules for clinical trial authorization and standards of performance. For instance, there will be a streamlined application procedure via a single-entry point, a European Union portal and database.

European Union Drug Review and Approval

In the European Economic Area (EEA), which is comprised of the 27 Member States of the European Union and three European Free Trade Association States (Iceland, Liechtenstein, and Norway), medicinal products can only be commercialized after obtaining a Marketing Authorization (MA). There are two types of marketing authorizations.

- The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) of the EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines such as gene therapy, somatic cell-therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

- National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State (RMS). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics (SOPC) and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SOPC, labeling or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above-described procedures, before granting the MA, EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. Similar to the U.S. patent term-restoration, Supplementary Protection Certificates (SPCs) serve as an extension to a patent right in Europe for up to five years, subject to certain extension. SPCs apply to specific pharmaceutical products to offset the loss of patent protection due to the lengthy testing and clinical trials these products require prior to obtaining regulatory marketing approval. However, SPCs are not the only EU mechanism offering protection for a drug product beyond the patent expiry date. For example, under the EU exclusivity regime, an innovator company can qualify for eight years of data exclusivity, two years of market exclusivity during which generic companies can prepare and apply for marketing approval but cannot market their generic products, and an additional one year of market exclusivity for a new indication with significant clinical benefit over existing therapies.

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan (PIP) agreed with the EMA's Pediatric Committee (PDCO). The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all Member States of the EU and study results are included in the product information, even when negative, the product is eligible for six months' supplementary protection certificate extension.

Employees and Human Capital

As of December 31, 2022, we had 59 full-time employees. Of these employees, 44 are engaged in research or product development and clinical activities. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Corporate Information

We were incorporated in Delaware in May 2017. Our principal executive offices are located at 1715 38th Street, Boulder, Colorado 80301. Our telephone number is (720) 262-7002. Our website address is www.edgewisetx.com. We may use our website, press releases, public conference calls and public webcasts as means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD. Information contained on, or that can be accessed through, our website or any website is not incorporated by reference into this Form 10-K and should not be considered to be part of this Form 10-K unless expressly noted.

We may use our website (www.edgewisetx.com), press releases, public conference calls, public webcasts, Twitter and LinkedIn as means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. We also make available on or through our website certain reports and amendments to those reports that we file with or furnish to the SEC in accordance with the Securities Exchange Act of 1934, as amended (Exchange Act). These include our Annual Reports on Form 10-K, our quarterly reports on Form 10-Q, and our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make this information available on or through our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC also maintains a website that contains our SEC filings. The address for the SEC website is https://www.sec.gov.

We use the Edgewise Therapeutics logo and other marks as trademarks in the United States and other countries. This periodic report contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this periodic report, including logos, artwork and other visual displays, may appear without the TM symbol, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this Annual Report and in our other public filings in evaluating our business. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and the market price of our common stock.

Risk Factors Summary

Investing in shares of our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as fully described below. The principal factors and uncertainties that make investing in shares of our common stock risky include, among others:

- We are early in our development efforts, with a limited operating history, and have no products approved for commercial sale.

- We have not generated any revenue to date, have incurred significant net losses since our inception, and expect to continue to incur significant net losses for the foreseeable future.

- Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery, development and commercialization of our product candidates.

- We will require substantial additional capital to finance our operations before we are able to generate any revenue.

- Our operations and financial results could be adversely impacted by the coronavirus disease (COVID-19) pandemic in the United States and the rest of the world.

- We are substantially dependent on the success of our lead product candidate for muscular dystrophies, EDG-5506, and our lead product candidate for cardiomyopathy, EDG-7500. For EDG-5506, we initiated Phase 2 clinical trials in the second half of 2022 and for EDG-7500, we plan to begin a Phase 1 clinical trial late in 2023. If we are unable to complete development of, obtain approval for and commercialize for one or more indications in a timely manner, our business will be harmed.

- Our prospects depend in part upon developing and commercializing product candidates such as EDG-5506, EDG-7500 and product candidates from our EDG-003 cardiovascular discovery program and discovering, developing and commercializing product candidates in future programs.

- Clinical drug development involves a lengthy and expensive process with an uncertain outcome. The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or other comparable foreign regulatory authorities or otherwise produce positive results and the results of preclinical studies and early clinical trials may not be predictive of future results.

- We have limited resources and are currently focusing the majority of our efforts on developing EDG-5506 and EDG-7500 for particular indications. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

- We face significant competition, and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted. In particular, we face competition for patients with DMD from companies that produce corticosteroids and exon skipping drugs, companies that are targeting dystrophin mechanisms and non-dystrophin mechanisms and companies that are developing gene therapies.

- We rely on third parties to conduct our preclinical studies, clinical trials, and manufacturing, and these third parties may not perform satisfactorily.

- Our success depends on our ability to protect our intellectual property as well as to operate without infringing the intellectual property rights of third parties.

- If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

Risks Related to Our Financial Position, Need for Additional Capital and Limited Operating History

We are early in our development efforts, with a limited operating history, and we have no products approved for commercial sale, which may make it difficult for you to evaluate our current business and likelihood of success and future viability.

We are an early clinical stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We are developing precision medicines for rare neuromuscular diseases which is an unproven and highly uncertain undertaking and involves a substantial degree of risk. We commenced operations in 2017, have no products approved for commercial sale and have not generated any revenue. Most of our product candidates are still in preclinical development and have never been tested in human subjects. In July 2022, we initiated a Phase 2 clinical trial for our lead product candidate, EDG-5506, and have not yet initiated clinical trials for any other product candidate, including EDG-7500 and product candidates from our EDG-003 cardiovascular discovery program. Since our inception in 2017, we have devoted substantially all of our focus and financial resources to discovering, identifying and developing potential product candidates, including advancing our development programs, conducting preclinical studies of our product candidates and initiating clinical trials, organizing and staffing our company, business planning, raising capital and securing related intellectual property rights.

We have not yet demonstrated our ability to obtain marketing approvals, manufacture a commercial-scale product or arrange for a third-party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to accurately predict our likelihood of success and viability than it could be if we had a longer operating history.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies in rapidly evolving fields. We also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We have not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

We have not generated any revenue to date, have incurred significant net losses since our inception, and expect to continue to incur significant net losses for the foreseeable future.

We have incurred significant net losses since our inception, have not generated any revenue to date and have financed our operations principally through private placements of our convertible preferred stock and public offerings of our common stock. Our net loss was $67.6 million for the year ended December 31, 2022. As of December 31, 2022, we had an accumulated deficit of $144.6 million. We announced positive topline results from the EDG-5506 Phase 1b clinical trial in adults with BMD in January 2022 and initiated a Phase 2 clinical trial in individuals with BMD in July 2022 and a Phase 2 trial in children with DMD in October 2022. Our other programs are in preclinical discovery and research stages. As a result, we expect that it will be several years, if ever, before we receive approval to commercialize a product and generate revenue from product sales. Even if we succeed in receiving marketing approval for and commercializing one or more of our approved product candidates, we expect that we will continue to incur substantial research and development and other expenses in order to discover, develop and market additional potential products.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indication of our future performance, particularly since we expect our expenses to increase if and when our product candidates progress through clinical development as product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital, our ability to fund the development of our product candidates and our ability to achieve and maintain profitability and the performance of our stock.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery, development and commercialization of our product candidates, if approved.

Our business depends entirely on the successful discovery, development, regulatory approval and commercialization of product candidates. We have no products approved for commercial sale and do not anticipate generating any revenue from product sales for the next several years, if ever. Our ability to generate revenue and achieve profitability depends significantly on our ability, or any future collaborator's ability, to achieve several objectives, including:

- successful and timely completion of preclinical and clinical development of EDG-5506, EDG-7500, and product candidates from our EDG-003 cardiovascular discovery program and our other future product candidates and programs;

- establishing and maintaining relationships with CROs and clinical sites for the clinical development of EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and any other future product candidates and programs;

- the initiation and successful patient enrollment and completion of additional clinical trials on a timely basis;

- acceptable frequency and severity of adverse events in the clinical trials;

- the efficacy and safety profiles that are satisfactory to the U.S. Food and Drug Administration (FDA) or any comparable foreign regulatory authority for marketing approval;

- timely receipt of marketing approvals from applicable regulatory authorities for any product candidates for which we successfully complete clinical development;

- complying with any required post-marketing approval commitments to applicable regulatory authorities;

- developing an efficient and scalable manufacturing process for our product candidates;

- establishing and maintaining commercially viable supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and meet the market demand for our product candidates, if approved;

- successful commercial launch following any marketing approval, including the development of a commercial infrastructure, whether in-house or with one or more collaborators;

- a continued acceptable safety profile following any marketing approval of our product candidates;

- commercial acceptance of our product candidates by patients, the medical community and third-party payors;

- timely receipt of reimbursement from applicable authorities for any product candidates for which we successfully receive regulatory approval;

- satisfying any required post-marketing approval commitments to applicable regulatory authorities;

- identifying, assessing and developing new product candidates;

- obtaining, maintaining and expanding patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

- protecting our rights in our intellectual property portfolio;

- defending against third-party infringement claims, if any;

- entering into, on favorable terms, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;

- obtaining coverage and adequate reimbursement by third-party payors for our products and patients' willingness to pay in the absence of such coverage and adequate reimbursement;

- obtaining additional funding to develop and potentially manufacture and commercialize our product candidates;

- addressing any competing therapies and technological and market developments;

- managing costs, including any unforeseen costs, that we may incur as a result of nonclinical study or clinical trial delays due to COVID-19, inflation or other causes; and

- attracting, hiring and retaining qualified personnel, including clinical, scientific, management and administrative personnel.

We may never be successful in achieving our objectives and, even if we do, may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to maintain or further our research and development efforts, raise additional necessary capital, grow our business and continue our operations.

We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process or transferring that process to commercial partners, which may prevent us from completing our clinical trials or commercializing our product candidates on a timely or profitable basis, if at all. Changes in the manufacturing process or facilities will require further comparability analysis and approval by the FDA before implementation, which could delay our clinical trials and product candidate development, and could require additional clinical trials, including bridging studies, to demonstrate consistent and continued safety and efficacy.

We will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate one or more of our research and drug development programs or future commercialization efforts.

As of December 31, 2022, we had $351.9 million in cash, cash equivalents and marketable securities. We expect our current cash, cash equivalents and marketable securities will be sufficient to fund our current operating plan for at least the next 12 months. We filed: (i) on April 1, 2022, a shelf registration statement on Form S-3 with the SEC that became effective on May 5, 2022 and allows us to undertake various equity and debt offerings up to $400,000,000; (ii) on May 5, 2022, a prospectus supplement to the shelf registration statement that covers the offering, issuance and sale of up to $125 million of our common stock from time to time through an "at-the-market" program under the Securities Act; and (iii) on September 14, 2022, a prospectus supplement to the shelf registration statement pursuant to which we issued and sold $138.0 million of our common stock. Our estimate as to how long we expect our existing cash, cash equivalents and marketable securities to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek marketing approval for, EDG-5506 and EDG-7500 and advance our other programs as well as develop our proprietary drug discovery platform. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency (EMA) or other regulatory agencies to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated preclinical studies and clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any product candidate we develop. We are not permitted to market or promote EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program or any other product candidate, before we receive marketing approval from the FDA. We also expect to incur costs associated with operating as a public company. Our cash, cash equivalents and marketable securities will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our products. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

Our future capital requirements will depend on may factors, including, but not limited to:

- the scope, progress, results and costs of researching and developing our product candidates including conducting preclinical studies and clinical trials;

- the costs, timing and outcome of regulatory review of our product candidates;

- the number and characteristics of other product candidates that we pursue;

- the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

- the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

- the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

- the cost and timing of hiring new employees to support our continued growth;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

- the effect of competing products that may limit market penetration of our products;

- the ability to establish and maintain collaborations on favorable terms, if at all;

- the extent to which we acquire or in-license other product candidates and technologies;

- the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any;

- our need to implement additional internal systems and infrastructure, including financial and reporting systems;

- the compliance and administrative costs associated with being a public company; and

- the extent to which we acquire or invest in businesses, products, or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

A change in the outcome of any of these or other factors with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate.

We may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy, and we may have to delay, reduce the scope of, suspend or eliminate one or more of our research-stage programs, clinical trials or future commercialization efforts.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenues, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources, which may dilute our stockholders or restrict our operating activities. We filed: (i) on April 1, 2022, a shelf registration statement on Form S-3 with the SEC that became effective on May 5, 2022 and allows us to undertake various equity and debt offerings up to $400,000,000; and (ii) on May 5, 2022, a prospectus supplement to the shelf registration statement that covers the offering, issuance and sale of up to $125 million of our common stock from time to time through an "at-the-market" program under the Securities Act. In addition, on September 16, 2022, we closed the September 2022 Offering, in which our net proceeds were $129.2 million after deducting underwriting discounts and commissions and offering costs. However, we do not have any committed external source of funds. Adequate additional financing may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions, engaging in acquisition, merger or collaboration transactions, selling or licensing our assets, making capital expenditures, redeeming our stock, making certain investments, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through upfront payments or milestone payments pursuant to strategic collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be limited.

Our net operating loss (NOL) carryforwards may be unavailable to offset future taxable income because of restrictions under U.S. tax law. Our NOLs generated in tax years ending on or prior to December 31, 2017 are only permitted to be carried forward for 20 taxable years under applicable U.S. federal tax law, and therefore could expire unused. Under tax legislation commonly referred to as the Tax Cuts and Jobs Act (Tax Act) as amended by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), our federal NOLs generated in tax years beginning after December 31, 2017 may be carried forward indefinitely, but for taxable years beginning after December 31, 2020, the deductibility of federal NOLs generated in tax years beginning after December 31, 2017 is limited to 80% of our current year taxable income. Our state NOLs may be subject to similar or different limitations. As of December 31, 2022, we had available federal NOL carry forwards of approximately $83.8 million, of which $82.6 million do not expire and state NOL carry forwards of approximately $86.4 million of which $33.1 million do not expire.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (Code), if a corporation undergoes an "ownership change" (generally defined as a cumulative change in the corporation's ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period), the corporation's ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change taxable income may be limited. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which are outside our control. We have not conducted any studies to determine annual limitations, if any, that could result from such changes in the ownership. Our ability to utilize our NOLs and certain other tax attributes could be limited by an "ownership change" as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our cash flows and results of operations.

Changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

We are subject to tax laws, regulations, and policies of the several taxing jurisdictions. Changes in tax laws, as well as other factors, could cause us to experience fluctuations in our tax obligations and effective tax rates and otherwise adversely affect our tax positions and/or our tax liabilities. For example, the United States recently enacted a 1% excise tax on certain stock buybacks and a 15% alternative minimum tax on adjusted financial statement income. In addition, beginning in 2022, the Tax Act eliminated the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years, and this requirement may impact our effective tax rate and our cash tax liability in future years. Further, many countries, and organizations such as the

Organization for Economic Cooperation and Development have proposed implementing changes to existing tax laws, including a proposed 15% global minimum tax that is being adopted by several countries effective beginning in 2024. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. There can be no assurance that our effective tax rates, tax payments, or tax credits and incentives will not be adversely affected by these or other developments or changes in law.

Our operations and financial results could be adversely impacted by the COVID-19 pandemic in the United States and the rest of the world.

Disruptions caused by the COVID-19 pandemic impacted our productivity, resulted in increased operational expenses, certain adjustments to the operations of our clinical trial, delays in the enrollment of new patients at our clinical trial site, and delays in certain supply chain activities and collecting and analyzing data from patients in our clinical trial. Recently, President Biden announced that the administration intends to end the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear.

We may experience disruptions directly or indirectly through our contractors or partners as a result of COVID-19 that could severely impact our business and clinical trials, including:

- further delays or difficulties in enrolling and retaining patients in our clinical trials or those conducted by third parties and further incurrence of additional costs as a result of preclinical study and clinical trial delays and adjustments;

- challenges related to ongoing and increased operational expenses related to the COVID-19 pandemic;

- delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

- delays, difficulties or increased costs to comply with COVID-19 protocols at our leased facilities and clinical sites;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of clinical trials;

- interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

- limitations in resources that would otherwise be focused on the conduct of our business or our clinical trials, including because of sickness or the desire to avoid contact with large groups of people or as a result of government-imposed "Stay-at-Home" orders or similar working restrictions;

- delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

- delays in preclinical and clinical sites receiving the supplies and materials needed to conduct our clinical trials;

- interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in our clinical trials;

- changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, or to discontinue the clinical trials altogether, or which may result in unexpected costs;

- delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel;

- refusal of the FDA to accept data from clinical trials in affected geographies outside the United States; and

- increased competition for contract research organizations (CROs), suppliers and vendors.

We will continue to assess the impact that COVID-19 may have on our ability to effectively conduct our business operations as planned and there can be no assurance that we will be able to avoid a material impact on our business from the spread of COVID-19 or its consequences, including disruption to our business and downturns in business sentiment generally or in our industry.

Additionally, certain third parties with whom we engage, including our collaborators, contract organizations, third-party manufacturers, suppliers, clinical trial sites, regulators and other third parties with whom we conduct business are similarly adjusting their operations and assessing their capacity in light of the COVID-19 pandemic. If these third parties experience shutdowns or continued business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. For example, our Phase 1 clinical trial of EDG-5506 was originally scheduled to begin in August 2020 at a trial unit in Nebraska. Just prior to this planned start, the CRO that operates that trial unit informed us that COVID-19 related issues would delay trial initiation for at least four months, which required us to locate, contract with, and prepare for trial initiation at a new trial site in San Antonio, Texas operated by a different CRO. In 2020, we switched from an international third-party manufacturer to a third-party manufacturer based in the United States to minimize manufacturing supply chain disruptions as a result of COVID-19. Changing our third-party manufacturer could result in delays in our manufacturing supply chain which could delay or otherwise impact our development of EDG-5506 and result in increased costs related to EDG-5506. Additionally, certain preclinical studies for our discovery research programs are conducted by CROs, which could be discontinued or delayed as a result of the pandemic. We could also experience delays if our suppliers are delayed in delivering raw materials to our third-party manufacturers. It is likely that the disproportionate impact of COVID-19 on hospitals and clinical sites will have an impact on recruitment and retention for our clinical trials. For example, we experienced delays in enrolling patients for our Phase 1 clinical trial for EDG-5506. In addition, our clinical trial sites could experience delays in collecting, receiving and analyzing data from patients enrolled in our clinical trial for EDG-5506 due to limited staff at such sites, limitation or suspension of on-site visits by patients, or patients' reluctance to visit the clinical trial sites during the pandemic. As a result, research and development expenses and general and administrative expenses may vary significantly if there is an increased impact from COVID-19 on the costs and timing associated with the conduct of our clinical trial and other related business activities.

As we continue to actively advance our clinical programs and discovery and research programs, we are assessing the impact of the COVID-19 pandemic on each of our programs, expected timelines and costs on an ongoing basis. In light of ongoing developments relating to the COVID-19 pandemic, the focus of healthcare providers and hospitals on fighting the virus, and consistent with the FDA's industry guidance for conducting clinical trials during the COVID-19 pandemic issued in March 2020, as updated subsequently, as well as other guidance on biopharmaceutical manufacturing and inspections during the pandemic, among others, we and our CROs may be required to implement new clinical trial procedures and policies or make certain adjustments to our clinical trial. We and our CROs have made certain adjustments to the operation of such trials in an effort to ensure the monitoring and safety of patients and minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA on June 19, 2020 on good manufacturing practice considerations for responding to COVID-19 infection in employees in biopharmaceutical products manufacturing and generally, and may need to make further adjustments in the future. Other COVID-related guidance released by FDA that apply to us and our third-party manufacturers include guidance addressing cGMP considerations for responding to COVID-19 infections in employees and statistical considerations for clinical trials during the COVID-19 public health emergency. Many of these adjustments are new and untested, may not be effective, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. While we are currently continuing our clinical trial and seeking to add new clinical trial sites, we may not be successful in adding trial sites, may experience delays in patient enrollment or in the progression of our clinical trial, may need to suspend our clinical trial, and may encounter other negative impacts to our trials, due to the effects of the COVID-19 pandemic.

The global outbreak of COVID-19, including COVID-19 variants, continues to evolve. The extent to which the COVID-19 pandemic impacts our business will depend on future developments such as the rate of the spread of the disease including any COVID-19 variants, vaccination rates, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease and to address its impact, including on financial markets or otherwise. While the extent of the impact of the current COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, financial condition and operating results.

To the extent the COVID-19 pandemic adversely affects our business, financial condition and operating results, it may also have the effect of heightening many of the risks described in this "Risk Factors" section.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

We are substantially dependent on the success of our lead product candidate, EDG-5506. If we are unable to complete further development of, obtain approval for and commercialize EDG-5506 for one or more indications in a timely manner, our business will be harmed.

Our future success is dependent on our ability to timely and successfully complete clinical trials, obtain marketing approval for and successfully commercialize EDG-5506, our lead product candidate. We are investing the majority of our efforts and financial resources in the research and development of EDG-5506. In October 2020, we initiated a Phase 1 clinical trial to evaluate the safety and tolerability of EDG-5506 in HVs. This was our first clinical trial, and EDG-5506 had not previously been tested in humans. In addition, we are pursuing EDG-5506 in BMD for which there are no animal models of the human disease and therefore the animal models may not be predictive for human disease outcomes. We announced in October 2021 positive topline results from the MAD portion of a first-in-human Phase 1, HV clinical trial. In addition, we announced in January 2022 positive topline results from the BMD, or Phase 1b, portion of a first-in-human Phase 1 clinical trial assessing the safety, tolerability, PK and PD of EDG-5506. We also announced positive interim results from the ARCH open label study of EDG-5506 in adults with BMD. We initiated a Phase 2 clinical trial in individuals with BMD in July 2022 and a Phase 2 clinical trial in children with DMD in October 2022.

However, EDG-5506 will require additional clinical development, expansion of manufacturing capabilities, marketing approval from government regulators, substantial investment and significant marketing efforts before we can generate any revenues from product sales. We are not permitted to market or promote EDG-5506, or any other product candidate, before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of EDG-5506 will depend on several factors, including the following:

- the successful and timely completion of our ongoing nonclinical studies and clinical trial of EDG-5506;

- addressing any delays, necessary adjustments and additional costs in nonclinical study and clinical trials resulting from factors related to the COVID-19 pandemic;

- the initiation and successful patient enrollment and completion of additional clinical trials of EDG-5506 on a timely basis;

- maintaining and establishing relationships with CROs and clinical sites for the clinical development of EDG-5506;

- the frequency and severity of adverse events in clinical trials;

- demonstrating efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

- the timely receipt of marketing approvals for EDG-5506 from applicable regulatory authorities;

- the extent of any required post-marketing approval commitments to applicable regulatory authorities;

- the maintenance of existing or the establishment of new supply arrangements with third-party drug product suppliers and manufacturers for clinical development and, if approved, commercialization of EDG-5506;

- obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

- protecting our rights in our intellectual property portfolio;

- our ability to expand EDG-5506 into multiple indications;

- the successful launch of commercial sales following any marketing approval;

- a continued acceptable safety profile following any marketing approval;

- the actual market-size, ability to identify patients and the demographics of patients eligible for our product candidates, which may be different than expected;

- commercial acceptance by patients, the medical community and third-party payors, particularly since the product candidates we develop may be novel; and

- our ability to compete or combine with other therapies.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize EDG-5506, which would materially harm our business. If we do not receive marketing approvals for EDG-5506, we may not be able to continue our operations.

In addition to EDG-5506, our prospects depend in part upon developing and commercializing EDG -7500 and product candidates from our EDG-003 cardiovascular discovery program and discovering, developing and commercializing product candidates in future programs, which may fail or suffer delays that adversely affect their commercial viability.

Our future operating results are dependent on our ability to successfully develop, obtain regulatory approval for and commercialize EDG-7500, product candidates from our research program currently focused on cardiovascular indications, or EDG-003, and our lead product candidate, EDG-5506, as we have paused the development of EDG-5440, having completed IND-enabling studies, given the favorable profile of EDG-5506 to date. However, research and development related to novel therapeutics is inherently risky. A product candidate can unexpectedly fail at any stage of preclinical and/or clinical development. The historical failure rate for product candidates is high due to risks relating to safety, efficacy, clinical execution, changing standards of medical care and other unpredictable variables. The results from preclinical testing or early clinical trials of a product candidate may not be predictive of the results that will be obtained in later stage clinical trials of the product candidate.

The success of other product candidates we may develop will depend on many factors, including the following:

- generating sufficient data to support the initiation or continuation of clinical trials;

- addressing any delays in our research programs resulting from factors related to the COVID-19 pandemic;

- obtaining regulatory permission to initiate clinical trials;

- contracting with the necessary parties to conduct clinical trials;

- successful enrollment of patients in, and the completion of, clinical trials on a timely basis;

- the timely manufacture of sufficient quantities of a product candidate for use in clinical trials; and

- adverse events in clinical trials.

Even if we successfully discover and advance any other product candidates into clinical development, their success will be subject to all of the clinical, regulatory and commercial risks described elsewhere in this "Risk Factors" section. Accordingly, we cannot assure you that we will ever be able to discover, develop, obtain regulatory approval of, commercialize or generate significant revenue from any product candidates.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome. The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, EMA or other comparable foreign regulatory authorities or otherwise produce positive results and the results of preclinical studies and early clinical trials may not be predictive of future results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Although we announced: (i) in October 2021 positive topline results from the MAD portion of a first-in-human Phase 1, HV clinical trial; (ii) in January 2022, positive topline results from the BMD, or Phase 1b, portion of a first-in-human Phase 1 clinical trial assessing the safety, tolerability, PK and PD of EDG-5506; and (iii) in June 2022, positive interim results from the ARCH open label study of EDG-5506 in adults with BMD, our lead product candidate's risk of failure is high. It is impossible to predict when or if EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program or any other product candidate that we develop will prove effective or safe in humans or will receive marketing approval. Before obtaining marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for the sale of our product candidates, we must complete preclinical development and extensive clinical trials to demonstrate with substantial evidence the safety and efficacy of such product candidates.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. We cannot guarantee that any of our clinical trials will be conducted as planned or completed on schedule, or at all. Clinical trials can fail at any stage of testing and failure may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. The outcome of preclinical studies and early-stage clinical trials may not be predictive of the success of later clinical trials. For example, our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. We may also discover that the half-life of our product candidates renders them unsuitable for the therapeutic applications we have chosen. As a result, we cannot assure you that any clinical trials that we conduct will demonstrate consistent or adequate efficacy and safety to support marketing approval.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials, and we cannot be certain that we will not face similar setbacks. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs. Furthermore, the failure of any of our product candidates to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of our other product candidates and/or cause the FDA or other regulatory authorities to require additional testing before approving any of our product candidates.

We have experienced delays in completing our ongoing clinical trial and may experience additional delays in initiating or completing additional clinical trials including delays as a result of COVID-19. We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent receipt of marketing approval or our ability to commercialize our product candidates, including:

- receipt of feedback from regulatory authorities that requires us to modify the design of our clinical trials;

- clinical trial observations or results that require us to modify the design of our clinical trials;

- negative or inconclusive clinical trial results that may require us to conduct additional clinical trials or abandon certain drug development programs;

- obtaining approval from one or more institutional review boards (IRB);

- the number of patients required for clinical trials being larger than anticipated, enrollment in these clinical trials being slower than anticipated or participants dropping out of these clinical trials at a higher rate than anticipated;

- any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- the suspension or termination of our clinical trials for various reasons, including non-compliance with regulatory requirements or a finding that our product candidates have undesirable side effects or other unexpected characteristics or risks;

- changes to clinical trial protocol;

- clinical sites deviating from trial protocol or dropping out of a trial;

- the cost of clinical trials of our product candidates being greater than anticipated;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates being insufficient or inadequate;

- subjects experiencing severe or unexpected drug-related adverse effects;

- selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;

- a facility manufacturing our product candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of cGMPs, regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

- any changes to our manufacturing process that may be necessary or desired;

- third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP) or other regulatory requirements;

- third-party contractors not performing data collection or analysis in a timely or accurate manner;

- third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications; and

- regulators revising the requirements for approving our product candidates.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may incur unplanned costs, be delayed in seeking and obtaining marketing approval, if we receive such approval at all, receive more limited or restrictive marketing approval, be subject to additional post-marketing testing requirements or have the drug removed from the market after obtaining marketing approval.

Moreover, in the future, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. Moreover, our product development costs will also increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. We may also determine to change the design or protocol of one or more of our clinical trials, which could result in increased costs and expenses and/or delays. Any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

Our product candidates may cause serious adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

We are developing novel biologically active small molecules for muscle related diseases. As a result, there is uncertainty as to the safety profile of product candidates we may develop. In addition, our product candidates may be used in combination with certain other therapies, including corticosteroids, which may have undesirable side effects. If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may harm our business, financial condition and prospects significantly.

Patients in our ongoing and planned clinical trials may in the future suffer other adverse events or other side effects not observed in our preclinical studies or previous clinical trials. For example, in the single ascending dose trial for EDG-5506, dose limiting somnolence was observed at the 135 mg level. In addition, in the MAD trial for EDG-5506, the most common adverse events were dizziness and somnolence, all of which were mild and transient. In the Phase 1b clinical trial, the most common adverse event was dizziness, which was mild and transient and in the ARCH study of EDG-5506 in adults with BMD, the most common adverse events were dizziness and somnolence, which were generally mild and transient. EDG-5506 or other product candidates may be used in pediatric populations for which safety concerns may be particularly scrutinized by regulatory agencies. In addition, if EDG-5506 is studied in combination with other therapies, it may exacerbate adverse events associated with the therapy. Patients treated with EDG-5506 or our other product candidates may also be undergoing other therapies which can cause side effects or adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or due to the gravity of such patients' illnesses. For example, it is expected that some of the patients enrolled in our EDG-5506 clinical trial will die or experience major clinical events either during the course of our clinical trials or after participating in such trials.

If further serious adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, EMA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects. Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional contraindications, warnings and precautions being added to the drug label, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early stage clinical trials.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek marketing approvals for their commercial sale. Success in preclinical studies and early-stage clinical trials does not mean that future clinical trials will be successful. Although we announced: (i) in October 2021, positive topline results from the MAD portion of a first-in-human Phase 1, HV clinical trial; (ii) in January 2022, positive topline results from the BMD, or Phase 1b, portion of a first-in-human Phase 1 clinical trial assessing the safety, tolerability, PK and PD of EDG-5506; and (iii) in June 2022, positive interim results from the ARCH open label study of EDG-5506 in adults with BMD, we do not know whether EDG-5506 will perform in current or future clinical trials as EDG-5506 has performed in preclinical studies or earlier clinical trials, nor do we know whether EDG-7500 or any product candidate in our EDG-003 cardiovascular discovery program will perform in current or future preclinical studies or future clinical trials as it has in prior preclinical studies. Product candidates in clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, EMA and other comparable foreign regulatory authorities despite having progressed through preclinical studies. Regulatory authorities may also limit the scope of later-stage trials until we have demonstrated satisfactory safety, which could delay regulatory approval, limit the size of the patient population to which we may market our product candidates, or prevent regulatory approval.

In some instances, there can be significant variability in safety and efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in size and type of the patient populations, differences in and adherence to the dose and dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Patients treated with our product candidates may also be undergoing other therapies and may be using other approved products or investigational new drugs, which can cause side effects or adverse events that are unrelated to our product candidates. As a result, assessments of efficacy can vary widely for a particular patient, and from patient to patient and site to site within a clinical trial. This subjectivity can increase the uncertainty of, and adversely impact, our clinical trial outcomes.

We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety sufficient to obtain approval to market any of our product candidates.

If we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials to such trial's conclusion as required by the FDA, EMA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. Our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate.

Currently, we are conducting our open-label ARCH study of EDG-5506 at a single clinical trial site. Our Phase 2 clinical trials are being conducted at multiple sites. We have initiated an industry-sponsored, global, prospective registry investigating the natural history of adults with BMD aged 18 years and older. However, we may not be successful in achieving our goal of establishing natural history reference data points and identifying future eligibility for recruitment into our planned registrational trial in BMD.

We are developing product candidates for rare muscle disorders with limited patient pools from which to draw for clinical trials. Such trials may be difficult to enroll and the lack of data on these patients may negatively impact the approvability of EDG-5506. We also may encounter difficulties in identifying and enrolling subjects with a stage of disease appropriate for our planned clinical trials and monitoring such subjects adequately during and after treatment. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible subjects to participate in the clinical trials required by the FDA or comparable foreign regulatory authorities. In addition, the process of finding and diagnosing subjects may prove costly. Further, the treating physicians in our clinical trials may also use their medical discretion in advising patients enrolled in our clinical trials to withdraw from our studies to try alternative therapies.

We expect patient enrollment to be affected because our competitors have ongoing clinical trials for programs that are under development for the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials could instead enroll in clinical trials of our competitors' programs. Patient enrollment for our current or any future clinical trials may be affected by other factors, including:

- size and nature of the patient population;

- perceived risks and benefits of novel, unproven approaches;

- severity of the disease under investigation;

- availability and efficacy of approved drugs for the disease under investigation;

- patient eligibility criteria for the trial in question as defined in the protocol;

- perceived risks and benefits of the product candidate under study;

- clinicians' and patients' perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved or other product candidates being investigated for the indications we are investigating;

- patient referral practices of physicians;

- the ability to monitor patients adequately during and after treatment;

- the activities of key opinion leaders (KOLs) and patient advocacy groups;

- proximity and availability of clinical trial sites for prospective patients; and

- the risk that patients enrolled in clinical trials will drop out of the trials before completion or, because they may have an advanced disease, will not survive the full terms of the clinical trials.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining participation in our clinical trials through the treatment and any follow-up periods.

We have limited resources and are currently focusing the majority of our efforts on developing EDG-5506 for particular indications. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

We are currently focusing the majority of our resources and efforts on developing EDG-5506. As a result, because we have limited resources, we may forgo or delay the pursuit of opportunities for other indications or with other product candidates that may have greater commercial potential including EDG-7500 and product candidates from our EDG-003 cardiovascular discovery program. In addition, while we currently have multiple compounds in our programs, we are focusing our efforts on select product candidates from each of these programs to develop as lead product candidates in each program. Our resource allocation decisions may cause us to fail to capitalize on viable commercial drugs or profitable market opportunities. Our spending on current and future research and development activities for EDG-5506, EDG-7500 and our EDG-003 cardiovascular discovery program may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target markets for EDG-5506, EDG-7500 or the product candidates we are currently researching, such as those from our EDG-003 cardiovascular discovery program, we may relinquish valuable rights to our product candidates or programs through collaboration, licensing or other strategic arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate or program.

We face significant competition and if our competitors develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the products we develop, our commercial opportunities will be negatively impacted.

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Our competitors have developed, are developing or may develop products, product candidates and processes competitive with our product candidates. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may attempt to develop product candidates.

We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. We also compete with other organizations to recruit management, scientists and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and in identifying and in-licensing new product candidates.

With EDG-5506, we expect to face competition from existing products and products in development. Approximately 70% of patients with DMD are treated with corticosteroids to manage the inflammatory component of the disease. EMFLAZA (deflazacort) is an FDA-approved corticosteroid marketed by PTC Therapeutics, Inc. and prednisone is also FDA-approved and is marketed by multiple companies. In March 2022, Santhera Pharmaceuticals in collaboration with ReveraGen Biopharma, commenced the NDA filing as a rolling submission for vamorolone, a steroid therapy for DMD. In January 2023, Santhera announced the acceptance of the NDA by the FDA. In addition, there are four FDA conditionally approved exon skipping drugs: EXONDYS 51 (eteplirsen), AMONDYS 45 (casimersen) and VYONDYS 53 (golodirsen), which are naked PMOs approved for the treatment of DMD patients amenable to Exon 51, Exon 45 and Exon 53 skipping, respectively, and are marketed by Sarepta Therapeutics, Inc., and VILTEPSO (vitolarsen), a naked PMO approved for the treatment of DMD patients amenable to Exon 53 skipping, which is marketed by Nippon Shinyaku Co. Ltd. In June 2022, PTC Therapeutics presented new topline results with Translarna (ataluren), for patients with nonsense mutation DMD, a subset of the disease that impacts between 10% and 15% of patients. It remains unclear if the data will lead to U.S. FDA approval of Translarna. Translarna has been conditionally approved in the European Union and Brazil for ambulatory patients aged 2 years and older with DMD resulting from a nonsense mutation in the dystrophin gene. In November 2022, Sarepta announced that the U.S. FDA accepted their Biologics License Application seeking accelerated approval of their microdystrophin gene therapy, SRP-9001 (delandistrogene moxeparvovec), for the treatment of ambulant individuals with DMD. SRP-9001 has been granted Priority Review by the FDA, with a regulatory action date of May 29, 2023. Other companies focused on developing genetic based therapies for DMD that target dystrophin mechanisms include Pfizer Inc., Solid Biosciences Inc., Genethon, PepGen, Dyne Therapeutics, Avidity Biosciences, REGENXBIO, and Entrada Therapeutics. Gene editing treatments that are in preclinical development are also being pursued by Vertex and Sarepta Therapeutics.

We are also aware of several companies targeting non-dystrophin mechanisms for the treatment of DMD. In June 2022, Italfarmaco announced positive topline data from its completed Phase 3 trial with Givinostat, a histone deacetylase (HDAC) inhibitor, in boys with DMD. Italfarmaco plans to meet with U.S. and EU regulators to discuss the potential for marketing application submission for Givinostat. Moreover, in June 2021, Italfarmaco released top line Phase 2 data for Givinostat in BMD. Givinostat did not show a significant difference in the primary endpoint compared to placebo. The future of this program in BMD is uncertain.

With EDG-7500, we expect to face competition from existing products and products in development. Current pharmaceutical treatment is intended to improve diastolic filling in both oHCM and nHCM and reduce LVOT in oHCM patients only. The goal of current therapies is to achieve meaningful symptom relief. Non-vasodilating beta blockers and non-dihydropyridine calcium channel blockers are the first-line therapies for symptomatic oHCM and nHCM patients. Commonly prescribed beta-blockers are atenolol, propranolol, and metoprolol. Verapamil and diltiazem are calcium channel blockers used in the treatment of symptomatic oHCM and nHCM. For oHCM patients who remain symptomatic, a sodium channel blocker with negative ionotropic drug properties may also be added, typically disopyramide (either Pfizer's Norpace, marketed by Pfizer, or a generic form marketed by several companies).

In the field of targeted precision medicines intended to address the molecular underpinnings of HCM, competitors include BMS, LianBio, Cytokinetics, Imbria Pharmaceuticals, and Celltrion. BMS markets Camzyos (mavacamten), a CMI intended for the treatment of adults with symptomatic NYHA class II-III oHCM. LianBio is currently conducting a Phase 3 study of mavacamten in patients with oHCM in China. Cytokinetics is also developing a CMI, aficamten (CK-274), which is currently in a Phase 3 study in oHCM patients. BMS and Cytokinetics are also exploring their respective CMIs in ongoing Phase 3 and Phase 2 nHCM studies, respectively. Cytokinetics and BMS are also developing next generation CMIs, CK-271 and MYK-224, respectively.

Non-CMI targeting drugs in development include IMB-101(Imbria Pharmaceuticals), a free fatty acid receptor antagonist currently in Phase 2 and CT-G20 (Celltrion), an anti-arrhythmic cibenzoline succinate currently in a Phase 1 oHCM study. We are aware of several preclinical HCM programs including: TN-201, myosin binding protein C3-targeting gene therapy approach being developed by Tenaya Therapeutics for genetic HCM; JN-210, a microRNA activating gene therapy approach being developed by Jaan Biotherapeutics; AVB-601, a gene therapy approach being developed by Solid Bio for genetic HCM; CDR348T and CDR641L, both are non-coding RNA-based therapies being developed by Cardior Pharmaceuticals. We are also aware of several early-stage preclinical HCM assets being developed by DiNAQOR in collaboration with BioMarin Pharmaceuticals (BMN-293/DINA-001) and Lexeo Therapeutics (LX2022).

Many of these current and potential competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources and commercial expertise than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result of all of these factors, our competitors may succeed in obtaining approval from the FDA, EMA or other comparable foreign regulatory authorities or in discovering, developing and commercializing products in our field before we do.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that we may develop. Our competitors also may obtain marketing approval from the FDA, EMA or other comparable foreign regulatory authorities for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Even if the product candidates we develop achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.

Interim, topline and preliminary data from our clinical trials that we announce or publish may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary, interim or topline data from our clinical trials. For example, on October 13, 2022, we announced positive 6-month interim results from the ARCH open label study of EDG-5506 in adults with BMD. These interim updates are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim data by us or by our competitors in the future could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the preliminary or topline data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program or any other product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to develop a proprietary drug discovery platform to build a pipeline of product candidates.

A key element of our strategy is to leverage our proprietary drug discovery platform and our ability to design small molecule inhibitors of fast skeletal myosin to expand our pipeline of product candidates. We are leveraging our proprietary drug discovery platform and capabilities to create precision medicines for muscle disorders with high levels of unmet need. In order to do so, we must continue to invest in our proprietary drug discovery platform and development capabilities. Although our research and development efforts to date have resulted in a pipeline of product candidates, these product candidates may not be safe and effective. In addition, although we expect that our proprietary drug discovery platform will allow us to develop a diverse pipeline of product candidates across multiple therapeutic areas, we may not prove to be successful at doing so. Furthermore, we may also find that the uses of our proprietary drug discovery platform are limited because alternative uses of our therapeutics prove not to be safe or effective. Even if we are successful in building our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval or achieve market acceptance. Further, because our product candidates and development programs are based on our proprietary drug discovery platform, adverse developments with respect to one of our programs may have a significant adverse impact on the actual or perceived likelihood of success and value of our other programs.

In addition, the biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies. Our future success will depend in part on our ability to maintain a competitive position with our approach. If we fail to stay at the forefront of technological change in utilizing our proprietary drug discovery platform to create and develop product candidates, we may be unable to compete effectively. Our competitors may render our approach obsolete or limit the commercial value of our product candidates, by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our drug discovery process that we believe we derive from our research approach and proprietary technologies. By contrast, adverse developments with respect to other companies that attempt to use a similar approach to our approach may adversely impact the actual or perceived value of our proprietary drug discovery platform and potential of our product candidates. If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations.

We may develop EDG-5506 and potentially other programs in combination with other therapies, which would expose us to additional risks.

We may develop EDG-5506 and potentially other programs, in combination with one or more currently approved therapies or therapies in development. Patients may not be able to tolerate EDG-5506 or any other product candidates in combination with other therapies or dosing of EDG-5506 in combination with other therapies may have unexpected consequences. Even if any of our product candidates were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with any of our product candidates, or safety, efficacy, manufacturing or supply issues could arise with these existing therapies. In addition, it is possible that existing therapies with which our product candidates are approved for use could themselves fall out of favor. This could result in the need to identify other combination therapies for our product candidates or our own products being removed from the market or being less successful commercially.

We may also evaluate our product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. We will not be able to market and sell any product candidate in combination with any such unapproved therapies that do not ultimately obtain marketing approval.

If the FDA, EMA or other comparable foreign regulatory authorities do not approve or revoke their approval of these other therapies, or if safety, efficacy, commercial adoption, manufacturing or supply issues arise with the therapies we may choose to evaluate in combination with EDG-5506 or any other product candidate, we may be unable to obtain approval of or successfully market any one or all of the product candidates we develop.

Additionally, if the third-party providers of therapies or therapies in development used in combination with our product candidates are unable to produce sufficient quantities for clinical trials or for commercialization of our product candidates, or if the cost of combination therapies are prohibitive, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

The manufacture of drugs is complex, and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing drugs, especially in large quantities, is complex and may require the use of innovative technologies. Each lot of an approved drug product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing drugs requires facilities specifically designed for and validated for this purpose, as well as sophisticated quality assurance and quality control procedures. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures or product recalls. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable quality and efficacy of the products before and after such changes. If our third-party manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization as a result of these challenges, or otherwise, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates progress through preclinical and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, minimize costs and achieve consistent quality and results. For example, we may introduce an alternative formulation of EDG-5506 for our Phase 2 clinical trials. We will also explore alternate formulations for use with pediatric patients, particularly DMD patients, who may have difficulty taking adult formulations. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue.

Our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, third-party payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

- the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;

- the timing of market introduction of the product candidate as well as competitive products;

- the clinical indications for which a product candidate is approved;

- restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a risk evaluation and mitigation strategy, if any, which may not be required of alternative treatments and competitor products;

- the potential and perceived advantages of our product candidates over alternative treatments;

- the cost of treatment in relation to alternative treatments;

- the availability of an approved product candidate for use as a combination therapy;

- relative convenience and ease of administration;

- the willingness of the target patient population or their caregivers to try new therapies and of physicians to prescribe these therapies;

- the availability of coverage and adequate reimbursement by third-party payors, including government authorities;

- patients' willingness to pay for these therapies in the absence of such coverage and adequate reimbursement;

- the effectiveness of sales and marketing efforts;

- support from KOLs and patient advocacy groups;

- unfavorable publicity relating to our product candidates; and

- the approval of other new therapies for the same indications.

If any of our product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.

The patient population suffering from DMD, BMD and Limb-girdle muscular dystrophy (LGMD) is small and has not been established with precision. If the actual number of patients is smaller than we estimate, our revenue and ability to achieve profitability may be adversely affected. Because the target patient populations of our programs are small and the addressable patient population may be even smaller, we must be able to successfully identify patients and capture a significant market share to achieve profitability and growth.

DMD, BMD and LGMDs are rare, genetic neuromuscular disorders. We estimate that DMD occurs in approximately one in every 3,500 to 5,000 live male births and that the patient population is approximately 12,000 to 15,000 in the United States and approximately 25,000 in Europe. BMD has a much lower incidence of approximately 1 in every 18,450 live male births. We estimate there are between 4,000 and 5,000 patients with BMD in the United States, with similar numbers estimated in Europe. The approximate global prevalence of LGMDs as a group is estimated to be from 0.56 to 5.75 per 100,000. Our estimates of the size of these patient populations are based on published studies. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we continue to successfully identify patients with these rare diseases. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Various factors may decrease the market size of our product and product candidates, including the severity of the disease, patient demographics and the response of patients' immune systems to our product candidates. If the results of these studies or our analysis of them do not accurately reflect the relevant patient population, our assessment of the market may be inaccurate, making it difficult or impossible for us to meet our revenue goals, or to obtain and maintain profitability.

The effort to identify patients with diseases we seek to treat is in early stages and we cannot accurately predict the number of patients for whom treatment might be possible. A newborn screening initiative was put into place with the goal of identifying and providing care for every child born with Duchenne muscular dystrophy and achieving Recommended Uniform Screening Panel (RUSP) status. An Ohio newborn screening (NBS) pilot developed a process to determine who should have genetic testing. A newborn screening pilot program in New York State tested this and other aspects of a comprehensive newborn screening program at a large scale. The pilot was completed in October 2021 and screened more than 36,000 babies born in New York State over two years. Four babies were confirmed to have Duchenne/Becker muscular dystrophy, and one baby was identified as a carrier female. Two other pilot programs have been successfully conducted. In June 2022, Parent Project Muscular Dystrophy (PPMD), a nonprofit organization leading the fight to end DMD, announced that the organization submitted a nomination package to add DMD to the RUSP to the Advisory Committee on Heritable Disorders in Newborns and Children (ACHDNC). The RUSP package submission will now initiate the ACHDNC's review process. The review process typically takes more than a year and requires two key votes of experts in NBS to move forward. However, a scalable and cost-effective algorithm for accurately detecting muscular dystrophy which could be implemented at a national level may not be developed. In addition, the ACHDNC may decide not to add DMD to the RUSP. Furthermore, even if DMD is added to the RUSP, states may not be able to effectively implement a NBS program. This could reduce the identifiable patient population for the diseases we seek to treat and result in our therapies not being able to be initiated early in the course of the disease.

Additionally, the potentially addressable patient population for each of our product candidates may be limited or may not be amenable to treatment with our product candidates, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidates, because the potential target populations are very small, we may never achieve profitability despite obtaining such significant market share.

We may not be successful in augmenting our product pipeline through acquisitions and in-licenses.

We intend to evaluate select external opportunities to strategically expand our pipeline. While we plan to leverage our leadership team's prior business development experience as we evaluate potential in-licensing and acquisition opportunities to expand our portfolio, we may not be able to identify suitable licensing or acquisition opportunities, and even if we do, we may not be able to successfully secure such licensing and acquisition opportunities. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully license or acquire additional product candidates to expand our portfolio, our pipeline, competitive position, business, financial condition, results of operations, and prospects may be materially harmed.

Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement practices, as well as pricing regulations.

The availability and extent of coverage and adequate reimbursement by third-party payors including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. The initial targets in our pipeline are indications with small patient populations. For product candidates that are designed to treat smaller patient populations to be commercially viable, the reimbursement for such product candidates must be higher, on a relative basis, to account for the lack of volume. Accordingly, we will need to implement a coverage and reimbursement strategy for any approved product candidate that accounts for the smaller potential market size.

Sales of any of our product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of such product candidates will be covered and reimbursed by third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate or at the same level of reimbursement. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the European Union (EU), medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If we are unable to establish or sustain coverage and adequate reimbursement for any product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage, such inability could have an adverse effect on our business and financial condition. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition. Also, our insurance policies may have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

We may be sued if any of our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale post-approval. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection laws. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit testing and commercialization of our products. Even successful defense would require significant financial and management resources.

Regardless of the merits or eventual outcome, liability claims may result in:

- delays in the development of our product candidates;

- FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs;

- decreased or interrupted demand for our products;

- injury to our reputation;

- withdrawal of clinical trial participants and inability to continue clinical trials;

- initiation of investigations by regulators;

- costs to defend the related litigation;

- a diversion of management's time and our resources;

- substantial monetary awards to trial participants or patients;

- product recalls, withdrawals or labeling, marketing, or promotional restrictions;

- loss of revenue;

- exhaustion of any available insurance and our capital resources; and

- the inability to commercialize any products.

Risks Related to Regulatory Approval and Other Legal Compliance Matters

The regulatory approval processes of the FDA, EMA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval of our product candidates, we will be unable to generate product revenue and our business will be substantially harmed.

Our product candidates are and will continue to be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be approved for marketing. Obtaining approval by the FDA, EMA and other comparable foreign regulatory authorities is costly, unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval for our product candidates, the FDA, EMA and other comparable foreign regulatory authorities may approve our product candidates for a more limited indication or a narrower patient population than we originally requested or may impose other prescribing limitations or warnings that limit the product's commercial potential. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our product candidates will ever obtain regulatory approval. Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control. We cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.

We have not conducted, managed or completed large-scale or pivotal clinical trials nor managed the regulatory approval process with the FDA or any other regulatory authority. Applications for our product candidates could fail to receive regulatory approval for many reasons, including the following:

- the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;

- the FDA, EMA or other comparable foreign regulatory authorities may determine that our product candidates are not safe and effective, are only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;

- the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full population for which we seek approval;

- the FDA, EMA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

- we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that our product candidate's risk-benefit ratio for its proposed indication is acceptable;

- the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

- the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failing to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations and prospects. Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from any particular product candidates we are developing and for which we are seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market, promote and advertise the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a Risk Evaluation and Mitigation Strategy (REMS) plan as part of approving an NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA and EMA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Our ongoing clinical trials are being undertaken in the United States. We may choose to conduct additional clinical trials internationally. The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA or EMA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. Complying with new requirements and changes in other foreign regulations that apply to clinical trials and drug development activities can delay our clinical trials and regulatory approval time lines in the EU and other foreign jurisdictions. For example, the Clinical Trials Regulation EU No. 536/2014 entered into application on January 31, 2022 and is intended to simplify the current rules for clinical trial authorization and standards of performance in EU. Complying with such new legislation or changes in healthcare regulation could be time-intensive and expensive, resulting in a material adverse effect on our business.

However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our potential product candidates will be harmed.

The regulatory approval processes for product candidates that target rare diseases, including DMD, BMD and LGMD are uncertain.

Due to the lack of precedent, broad discretion of regulatory authorities, and a multitude of unique factors that impact the regulatory approval process, the likelihood of the approval of any of our product candidates that target rare diseases, such as DMD, BMD and LGMD is uncertain, and we may not be able to anticipate, prepare for or satisfy requests or requirements from regulatory authorities, including completing and submitting planned Investigational New Drug (IND) and new drug applications (NDA) for our product candidates, in a timely manner, or at all. For example, DMD is a rare disease for which there are only two FDA approved therapeutics. In addition, no therapies are currently approved for BMD in the United States or the EU. Further, the FDA may determine, after evaluation of our data and analyses, that such data and analyses do not support an NDA submission, filing or approval. Due to this lack of predictability, we may not have the resources necessary to meet regulatory requirements and successfully complete a potentially protracted, expensive and wide-ranging approval process for commercialization of product candidates for rare diseases.

Even if our product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and on-going surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements and regulatory inspection. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA, EMA and other comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:

- delays in or the rejection of product approvals;

- restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

- restrictions on the products, manufacturers or manufacturing process;

- warning or untitled letters;

- civil and criminal penalties;

- injunctions;

- suspension or withdrawal of regulatory approvals;

- product seizures, detentions or import bans;

- voluntary or mandatory product recalls and publicity requirements;

- total or partial suspension of production; and

- imposition of restrictions on operations, including costly new manufacturing requirements.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates, if approved, and generate revenue. Furthermore, non-compliance by us or any future collaborator with regulatory requirements, including safety monitoring and with requirements related to the development of products for the pediatric population can also result in significant financial penalties.

We may not be able to obtain orphan drug designation or obtain or maintain orphan drug exclusivity for our product candidates and, even if we do, that exclusivity may not prevent the FDA, EMA or other comparable foreign regulatory authorities, from approving competing products.

Regulatory authorities in some jurisdictions, including the United States and the EU, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. However, there can be no assurances that we will be able to obtain orphan designations for our product candidates.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances. The applicable exclusivity period is 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

We intend to seek orphan drug designation for EDG-5506 in DMD and BMD and may seek orphan drug designation for other product candidates. Even if we obtain orphan drug designation for a product candidate, we may not be able to obtain or maintain orphan drug exclusivity for that product candidate. We may not be the first to obtain marketing approval of any product candidate for which we have obtained orphan drug designation for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to ensure that we will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process or entitles the product candidate to priority review.

In *Catalyst Pharms., Inc. v. Becerra*, 14 F.4th 1299 (11th Cir. 2021), the court disagreed with the FDA's longstanding position that the orphan drug exclusivity only applies to the approved use or indication within an eligible disease, and not to all uses or indications within the entire disease or condition. This decision created uncertainty in the application of the orphan drug exclusivity. On January 24, 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in *Catalyst*, FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the *Catalyst* order – that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. It is unclear how future litigation, legislation, agency decisions, and administrative actions will impact the scope of the orphan drug exclusivity.

Where appropriate, we plan to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated registration pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.

Where possible, we plan to pursue accelerated development strategies in areas of high unmet need. We may seek an accelerated approval pathway for our one or more of our product candidates. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA's implementing regulations, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug's clinical benefit. If such post-approval studies fail to confirm the drug's clinical benefit, the FDA may withdraw its approval of the drug. In December 2022, the Consolidated Appropriations Act, 2023, including the Food and Drug Omnibus Reform Act (FDORA), was signed into law. FDORA made several changes to the FDA's authorities and its regulatory framework, including, among other changes, reforms to the accelerated approval pathway, such as requiring the FDA to specify conditions for post-approval study requirements and setting forth procedures for the FDA to withdraw a product on an expedited basis for non-compliance with post-approval requirements.

Prior to seeking such accelerated approval, we will seek feedback from the FDA and will otherwise evaluate our ability to seek and receive such accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or under another expedited regulatory designation (e.g., breakthrough therapy designation), there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

We *may face difficulties from changes to current regulations and future legislation.*

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. administration may impact our business and industry, which could impose significant burdens on, or otherwise materially delay, the FDA's ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how current and future legislation, executive actions, and litigation, including the executive orders referenced below, will be implemented, and the extent to which they will impact our business, our clinical development, and the FDA's and other agencies' ability to exercise their regulatory authority, including FDA's pre-approval inspection and timely review of any regulatory filings or applications we submit to the FDA. If these executive actions impose constraints on FDA's ability to engage in oversight and implementation activities in the normal course or constraints on our business operations, including operations of our contractors, our business may be negatively impacted.

For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and continues to significantly impact the U.S. pharmaceutical industry. Since its enactment, there have been judicial and congressional challenges to certain aspects of the ACA. In June 2021, the United States Supreme Court held that Texas and other challengers had no legal standing to challenge the ACA, dismissing the case without specifically ruling on the constitutionality of the ACA. Accordingly, the ACA remains in effect in its current form. It is unclear how this Supreme Court decision, future litigation, or healthcare measures promulgated by the Biden administration will impact our business, financial condition and results of operations. On January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. Complying with any new legislation or changes in healthcare regulation could be time-intensive and expensive, resulting in a material adverse effect on our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which will remain in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2022, unless additional congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs will be eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at increasing competition for prescription drugs. In August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. The impact of these legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the Biden administration on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures, including the prescription drug provisions under the Inflation Reduction Act, as well as other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our products. We are unable to predict the future course of federal or state healthcare legislation in the United States directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. These and any further changes in the law or regulatory framework that reduce our revenue or increase our costs could also have a material and adverse effect on our business, financial condition and results of operations.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates. It is also possible that additional governmental action is taken to address the COVID-19 pandemic.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

The regulatory framework for privacy and personal information security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. The U.S. federal and various state, local and foreign government bodies and agencies have adopted or are considering adopting laws and regulations limiting, or laws and regulations regarding, the collection, distribution, use, disclosure, storage, security and other processing of personal information.

Additionally, the collection and use of health data and other personal data is governed in the EU by the General Data Protection Regulation (GDPR), which extends the geographical scope of EU data protection law to entities and operations outside of the EU under certain conditions and imposes substantial obligations upon companies and new rights for individuals, and by certain EU member state-level legislation. Failure to comply with the GDPR may result in fines up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. The GDPR increases our responsibility and liability in relation to applicable personal data that we or our CROs and other contractors and service providers may process, and we may be required to put in place additional measures in an effort to comply with the GDPR and with other laws and regulations in the EU, including those of EU member states, relating to privacy and data protection. These efforts may require substantial efforts and incurring significant costs. If our efforts to comply with the GDPR or other applicable EU laws and regulations are not successful, or are perceived to be unsuccessful, it could adversely affect our business in the EU. Further, the Court of Justice of the European

Union (CJEU) invalidated the EU-U.S. Privacy Shield, which had enabled the transfer of personal data from the EU to the U.S. for companies that had self-certified to the Privacy Shield in July 2020. The CJEU decision also raised questions about the continued validity of one of the primary alternatives to the EU-U.S. Privacy Shield, namely the European Commission's standard contractual clauses (SCCs), and EU regulators have issued additional guidance regarding considerations and requirements that we and other companies must consider and undertake when using the SCCs. EU regulators have released updated standard contractual clauses that are required to be implemented over time. To the extent that we were to rely on the EU-U.S. or Swiss-U.S. Privacy Shield programs, we will not be able to do so in the future, and the CJEU's decision and other regulatory guidance or developments otherwise may impose additional obligations with respect to the transfer of personal data from the EU, United Kingdom (UK) and Switzerland to the U.S., and we may be required to engage in additional contractual negotiations relating to the new SCCs or otherwise, each of which could restrict our activities in those jurisdictions, limit our ability to provide our products and services in those jurisdictions, or increase our costs and obligations and impose limitations upon our ability to efficiently transfer personal data from the EU, UK and Switzerland to the U.S.

Further, the exit of the UK from the EU has created uncertainty with regard to data protection regulation in the UK. Specifically, the UK exited the EU on January 1, 2020, subject to a transition period that ended on December 31, 2020. On June 28, 2021, the European Commission issued an adequacy decision in respect of the UK's data protection framework, allowing personal data transfers from EU member states to the UK to continue without requiring additional contractual or other measures in order to lawfully transfer personal data between the territories. This decision is subject to renewal after four years, however, and may be revisited by the European Commission at any time. The UK has implemented legislation similar to the GDPR, referred to as the UK GDPR, which provides for fines of up to the greater of £17.5 million or 4% of global turnover. In the medium and longer terms, however, the relationship between the UK and EU in relation to aspects of data protection law remains unclear, including with respect to cross-border data transfers, which exposes us to further compliance risk. The UK also has issued its own standard contractual clauses, similar to the SCCs, that are required to be implemented over time. We may incur liabilities, expenses, costs, and other operational losses relating to the GDPR, the UK GDPR, and other laws and regulations in the EU and UK relating to privacy and data protection, including those of applicable EU member states in connection with any measures we take to comply with them. Finally, state and foreign laws may apply generally to the privacy and security of information we maintain, and may differ from each other in significant ways, thus complicating compliance efforts and potentially requiring us to undertake additional measures to comply with them.

In the United States, a broad variety of data protection laws and regulations may apply to our activities such as state data breach notification laws, state personal data privacy laws (for example, the California Consumer Privacy Act of 2018 (CCPA)), state health information privacy laws, and federal and state consumer protection laws. A range of enforcement agencies exist at both the state and federal levels that can enforce these laws and regulations. For example, the CCPA requires covered businesses that process personal information of California residents to disclose their data collection, use and sharing practices. Further, the CCPA provides California residents with new data privacy rights (including the ability to opt out of certain disclosures of personal data), imposes new operational requirements for covered businesses, provides for civil penalties for violations as well as a private right of action for data breaches and statutory damages (that is expected to increase data breach class action litigation and result in significant exposure to costly legal judgements and settlements). Aspects of the CCPA and its interpretation and enforcement remain uncertain. In addition, the CCPA was expanded on January 1, 2023, when the California Privacy Rights Act of 2020 (CPRA) became operative. The CPRA, among other things, gives California residents the ability to limit use of certain sensitive personal information, establishes restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA's private right of action, provides for increased penalties for CPRA violations concerning California residents under the age of 16, and establishes a new California Privacy Protection Agency to implement and enforce the new legislation. Although there are limited exemptions for clinical trial data under the CCPA, the CCPA and other similar laws could impact our business activities, depending on their interpretation. Additionally, other state legislatures have enacted or are currently contemplating, and may pass, their own comprehensive data privacy and security laws, with potentially greater penalties and more rigorous compliance requirements relevant to our business. For example, Colorado,

Virginia, Utah and Connecticut all have enacted comprehensive privacy statutes that have or will become effective in 2023 and share similarities with the CCPA.

With the GDPR, CCPA, CPRA, CDPA, CPA, UCPA, and other laws, regulations and other obligations relating to privacy and data protection imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Additionally, if third parties we work with, such as vendors or service providers, violate applicable laws or regulations or our policies, such violations may also put our or our customers' data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or our service providers to comply with our applicable policies or notices relating to privacy or data protection, our contractual or other obligations to third parties, or any of our other legal obligations relating to privacy or data protection, may result in governmental investigations or enforcement actions, litigation, claims and other proceedings, harm our reputation, and could result in significant liability.

Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the U.S. Securities and Exchange Commission (SEC) and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies, including delays or disruptions due to the COVID-19 pandemic, travel restrictions, staffing shortages, may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, since March 2020 when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA's inability to complete required inspections for their applications. While the FDA has largely caught up with domestic preapproval inspections, it continues to work through its backlog of foreign inspections. However, the FDA may not be able to continue its current inspection pace, and review timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and travel restrictions, the FDA is unable to complete such required inspections during the review period. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or disruption occurs, including due to travel restrictions, foreign COVID-19-related policies, staffing shortages or public health reasons, it could significantly impact the ability of the FDA and other regulatory authorities to timely review and process our regulatory submissions and provide feedback on our clinical development plans, which could have a material adverse effect on our business and our anticipated timelines. Further, future government shutdowns or disruptions to normal operations could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Our relationships with healthcare professionals, clinical investigators, CROs and third-party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, government price reporting, and health information privacy and security laws, which could expose us to significant losses, including, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, as well as market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations may include the following:

- the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

- the federal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH) and their implementing regulations, also imposes obligations, including mandatory contractual terms, on covered entities, which are health plans, healthcare clearinghouses, and certain health care providers, as those terms are defined by HIPAA, and their respective business associates and their subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value made to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as nurse practitioners and physician assistants, among others), and teaching hospitals as well as information regarding ownership and investment interests held by physicians; and

- analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance regulations promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures, or drug pricing; state and local laws that require the registration of pharmaceutical sales and medical representatives; state laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and data privacy laws and regulations will involve substantial ongoing costs, and may require us to undertake or implement additional policies or measures. We may face claims and proceedings by private parties, and claims, investigations and other proceedings by governmental authorities, relating to allegations that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations, and it is possible that courts or governmental authorities may conclude that we have not complied with them, or that we may find it necessary or appropriate to settle any such claims or other proceedings. In connection with any such claims, proceedings, or settlements, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, research, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of conduct but it is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover us for costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our business activities may be subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our business activities are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. These laws generally prohibit companies and their employees, agents, representatives, business partners, and third-party intermediaries from, directly or indirectly, offering, promising, giving or authorizing others to give anything of value, either directly or indirectly, to recipients in the public or private sector in order to influence official action or otherwise obtain or retain business. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals are owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently, the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies.

We sometimes leverage third parties to assist with the conduct of our business abroad. We, our employees, agents, representatives, business partners and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, representatives, business partners and third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

These laws also require that we make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls and compliance procedures designed to prevent violations of anti-corruption laws. There is no certainty that all of our employees, agents, representatives, business partners and third-party intermediaries, or those of our affiliates, will comply with applicable laws and regulations, for which we may be ultimately held responsible.

Violations of these laws and regulations could result in whistleblower complaints, fines, severe civil or criminal sanctions, settlements, prosecution, enforcement actions, damages, adverse media coverage, investigations, loss of export privileges, disgorgement, and other remedial measures and prohibitions on the conduct of our business including our ability to offer our products in one or more countries. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. As a general matter, investigations, enforcement actions and sanctions could damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business.

Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to Our Business

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff, particularly Alan Russell, our Co-Founder and Chief Scientific Officer. Additionally, wage inflation may interfere with our ability to hire or retain personnel. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. We do not maintain "key person" insurance for any of our executives or other employees. We could in the future have difficulty attracting and retaining experienced personnel and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide higher compensation, more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.

Additionally, we rely on our scientific founders and other scientific and clinical advisors and consultants to assist us in formulating our research, development and clinical strategies. These advisors and consultants are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these advisors and consultants typically will not enter into non-compete agreements with us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. Furthermore, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. In particular, if we are unable to maintain consulting relationships with our scientific founders or if they provide services to our competitors, our development and commercialization efforts will be impaired and our business will be significantly harmed.

If we are unable to establish sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to successfully sell or market our product candidates that obtain regulatory approval.

We currently do not have and have never had a marketing or sales team. In order to commercialize any product candidates, if approved, we must build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services for each of the territories in which we may have approval to sell or market our product candidates. We may not be successful in accomplishing these required tasks.

Establishing an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates will be expensive and time-consuming and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities could adversely impact the commercialization of any of our product candidates that we obtain approval to market, if we do not have arrangements in place with third parties to provide such services on our behalf. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration and such arrangements may prove to be less profitable than commercializing the product on our own. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. If we are unable to successfully commercialize our approved product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer, and we may incur significant additional losses.

In order to successfully implement our plans and strategies, we will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of December 31, 2022, we had 59 full-time employees. Of these employees, 44 are engaged in research or product development and clinical activities. In order to successfully implement our development and commercialization plans and strategies, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining and motivating additional employees;

- managing our internal development efforts effectively, including the clinical, FDA, EMA and other comparable foreign regulatory agencies' review process for EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and any other product candidates, while complying with any contractual obligations to contractors and other third parties we may have; and

- improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to successfully develop and, if approved, commercialize EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and other product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including key aspects of our research and development, clinical development and manufacturing. We cannot assure you that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by third-party service providers is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and any other product candidates or otherwise advance our business. We cannot assure you that we will be able to manage our existing third-party service providers or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and/or engaging additional third-party service providers, we may not be able to successfully implement the tasks necessary to further develop and commercialize EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and other product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our computer systems, or those of any of our CROs, manufacturers, other contractors or consultants or potential future collaborators, may fail or suffer security or data privacy breaches or incidents or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations.

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems, and those of our third-party CROs, other contractors (including sites performing our clinical trials) and consultants, these systems are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches and incidents from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including supply chain cyber attacks or the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to the loss, destruction, alteration, prevention of access to, disclosure, or dissemination of, or damage or unauthorized access to, our data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information) or data that is processed or maintained on our behalf, or other assets, which could result in financial, legal, business and reputational harm to us. For example, in 2019, one our CROs experienced a cybersecurity breach which resulted in unauthorized access to certain of our preclinical data. We have received phishing attacks, and companies have, in general, experienced an increase in phishing and social engineering attacks from third parties in connection with the COVID-19 pandemic, and the increase in remote working further increases security threats. Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks, in connection with the military conflict in Ukraine. Any disruption or security incident resulting in any loss, destruction, unavailability, alteration, disclosure, disruption or dissemination of, or damage or unauthorized access to, our applications, any other data processed or maintained on our behalf or other assets, or for it to be believed or reported that any of these occurred, could cause us to incur liability, financial harm and reputational damage and could contribute to delays in the development and commercialization of our product candidates. We cannot assure you that our data protection efforts and our investment in information technology, or the efforts or investments of CROs, consultants or other third parties, will prevent significant breakdowns or breaches in systems or other cyber incidents that could disrupt our programs and operations and the development of our product candidates or result in loss, destruction, unavailability, alteration or dissemination of, or damage or unauthorized access to, our data and other data processed or maintained on our behalf or other assets, any of which could have a material adverse effect upon our reputation, business, operations or financial condition. Any such event that leads to loss, damage, or unauthorized access to, or use, alteration, or disclosure, dissemination, or other processing of, personal information, including personal information regarding our clinical trial subjects or employees, or the perception that any such event has occurred, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

Notifications and follow-up actions related to a security breach or incident could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. For example, the loss, corruption or unavailability of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the impacted data. We expect to incur significant costs in an effort to detect and prevent security breaches and incidents, and we may face increased costs and requirements to expend substantial resources in the event of an actual or perceived security breach or incident. We also rely on third parties to manufacture our product candidates, and similar events relating to their infrastructure and systems could also have a material adverse effect on our business.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in or, failure or security breach or incident of or impacting our systems or third-party systems where information important to our business operations or commercial development is stored. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Our operations are vulnerable to interruption by fire, earthquakes, power loss, telecommunications failure, terrorist activity, pandemics and other events beyond our control, which could harm our business.

Our facilities are located in Boulder, Colorado. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major flood, blizzard, fire, earthquake, power loss, terrorist activity, pandemics or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. Also, our contract development and manufacturing organizations' (CDMOs) and suppliers' facilities are located in multiple locations where other natural disasters or similar events which could severely disrupt our operations, could expose us to liability and could have a material adverse effect on our business. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our business may become subject to economic, political, regulatory and other risks associated with international operations directly or indirectly. A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

Our business is subject to risks associated with business operations we conduct internationally, as well as indirect impacts from our relationships with collaborators, partners, or contractors who conduct business internationally. We may seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

- differing regulatory requirements and reimbursement regimes in foreign countries, including changes in existing regulatory requirements and implementation of new regulatory requirements or policies that impact our clinical development and business operations in foreign countries;

- foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials or our interpretation of data from preclinical studies or clinical trials;

- approval policies or regulations of foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval;

- unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

- economic weakness, including inflation, or political instability in particular foreign economies and markets;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- difficulties staffing and managing foreign operations;

- workforce uncertainty in countries where labor unrest is more common than in the United States;

- potential liability under the FCPA or comparable foreign regulations;

- challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

- impact of the COVID-19 pandemic or other public health concerns on our ability to produce our product candidates and conduct clinical trials in foreign countries;

- production or supply shortages or other disruptions resulting from any events affecting raw material supply or manufacturing capabilities abroad, including, but not limited to, impacts due to the ongoing Ukraine-Russia war, addition of certain suppliers or companies to the Unverified List or other export restrictions under the Export Administration Regulations, implementation of other export controls, restrictions or sanctions that can impact the supply chain, our business, or business operations of our suppliers, contractors or partners; and

- business interruptions resulting from geo-political actions, including war, such as the ongoing war in Ukraine, other regional or geo-political conflicts, and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

Inflation in the global economy could negatively impact our business and results of operations.

General inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. General inflation, including rising prices for our trial drug supply, CROs, CDMOs and rising salaries negatively impact our business by increasing our operating expenses. To the extent general inflation results in rising interest rates and has other adverse effects on the market, it may adversely affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

Our success depends on our ability to protect our intellectual property and our proprietary technologies.

Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies and their uses as well as our ability to operate without infringing upon the proprietary rights of others. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending applications from third parties.

Pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications or the patent applications of our licensor will result in additional patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our and our licensor's proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

We cannot be certain that the claims in our U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or that of our licensor, will be considered patentable by the United States Patent and Trademark Office (USPTO), courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that issued claims will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

- the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

- patent applications may not result in any patents being issued;

- patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

- our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use and sell our potential product candidates;

- there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

- countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates.

The patent prosecution process is also expensive and time-consuming, and we and our licensor may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we or our licensor will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our licensor may not result in patents being issued which protect our product candidates or which effectively prevent others from commercializing competitive product candidates.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or in-license currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents or the patents of our licensors by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents or the patents of our licensor may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review (PGR) and *inter partes* review (IPR), or other similar proceedings challenging our owned patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, our patents or the patents of our licensor may become subject to post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our priority of invention or other features of patentability with respect to our patents and patent applications and those of our licensor. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensor is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to develop products that are similar to our product candidates but that are not covered by the claims of the patents that we own or license;

- we or our licensor or collaborators might not have been the first to make the inventions covered by the patent applications that we own or license;

- we or our licensor or collaborators might not have been the first to file patent applications covering certain of our inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

- it is possible that the pending patent applications we own or license will not lead to issued patents;

- our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may have an adverse effect on our business; and

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Should any of these events occur, it could significantly harm our business, results of operations and prospects.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings and PGR proceedings before the USPTO and/or corresponding foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates.

There are numerous U.S. and foreign issued patents and pending patent applications owned by third-parties in the fields in which we are developing our product candidates. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. There is also no assurance that there is not prior art of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale or import our products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:

- result in costly litigation that may cause negative publicity;

- divert the time and attention of our technical personnel and management;

- cause development delays;

- prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

- require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

- subject us to significant liability to third parties; or

- require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Although no third-party has asserted a claim of patent infringement against us as of the date of this periodic report, others may hold proprietary rights that could prevent our product candidates from being marketed. For example, we are aware of an issued patent that claims a method of treatment based upon a general mode of action. These claims could be alleged to cover EDG-5506 in certain treatment indications. While we believe that these patents are difficult to enforce and that we would have valid defenses to these claims of patent infringement, we cannot be certain that we would prevail in any dispute and we cannot be certain how an adverse determination would affect our business.

It is possible that a third party may assert a claim of patent infringement directed at any of our product candidates. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our products, treatment indications, or processes could subject us to significant liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license to manufacture or market our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates, treatment indications, or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition and operating results. In addition, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology.

Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent proceedings could compromise our ability to compete in the marketplace. If we do not prevail in the patent proceedings the third parties may assert a claim of patent infringement directed at our product candidates.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Many pharmaceutical companies, biotechnology companies, and academic institutions may have patents and patent applications potentially relevant to our business. We may find it necessary or prudent to obtain licenses to such patents from such third-party intellectual property holders, for example, in order to avoid infringing these third-party patents. We have entered into a license agreement with The Ohio State Innovation Foundation pursuant to which we have acquired the exclusive right to certain patents and patent applications in the field of muscular diseases/disorders. We may also require licenses from third parties for certain technologies for use with future product candidates. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may be involved in lawsuits to protect or enforce our patents or our licensor's patents, which could be expensive, time consuming and unsuccessful. Further, our issued patents or our licensor's patents could be found invalid or unenforceable if challenged in court.

Competitors may infringe our intellectual property rights. To prevent infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future collaborators were to initiate legal proceedings against a third-party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent or the patent of our licensor is invalid and/or unenforceable in whole or in part. In patent litigation in the

United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of sufficient written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.

Third parties may also raise similar invalidity claims before the USPTO or patent offices abroad, even outside the context of litigation. Such mechanisms include re-examination, PGR, IPR, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). The outcome following legal assertions of invalidity and/or unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our licensor, and the patent examiners are unaware during prosecution. There is also no assurance that there is not prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or the patents and patent applications of our licensor, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. If a third-party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our technology or proprietary drug discovery platform, or any product candidates that we may develop. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

In addition, if the breadth or strength of protection provided by our patents and patent applications or the patents and patent applications of our licensor is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.

In addition, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own patented product and practicing our own patented technology.

No earlier than second quarter 2023, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (UPC). This is a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our common shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.

Derivation proceedings may be necessary to determine priority of inventions, and an unfavorable outcome may require us to cease using the related technology or to attempt to license rights from the prevailing party.

Derivation proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications or those of our licensor. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of derivation proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with such proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development or manufacturing partnerships that would help us bring our product candidates to market.

Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patent and the patents we might obtain or license in the future.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents or those of our licensor may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Amendments). The Hatch- Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents, the patents of our licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or our licensor's patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents or the patents of our licensors at risk of being invalidated or interpreted narrowly and our patent applications or the patent applications of our licensor at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to Russia's invasion of Ukraine may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

No earlier than second quarter 2023, European applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the UPC. This will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications and those of our licensors. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our financial condition or results of operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

We may be subject to claims that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets.

We have entered into and may enter in the future into non-disclosure and confidentiality agreements to protect the proprietary positions of third parties, such as outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, potential partners, lessees of shared multi-company property and other third parties. We may become subject to litigation where a third-party asserts that we or our employees inadvertently or otherwise breached the agreements and used or disclosed trade secrets or other information proprietary to the third parties. Defense of such matters, regardless of their merit, could involve substantial litigation expense and be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our product candidates and technology. Failure to defend against any such claim could subject us to significant liability for monetary damages or prevent or delay our developmental and commercialization efforts, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Parties making claims against us may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, operating results, financial condition and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

Our rights to develop and commercialize our technology and product candidates may be subject, in part, to the terms and conditions of licenses granted to us by others.

We have entered into a license agreement with The Ohio State Innovation Foundation pursuant to which we have acquired the exclusive right to certain patents and patent applications in the field of muscular diseases/disorders. We may enter into additional license agreements in the future with others to advance our research or allow commercialization of product candidates. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future.

In addition, subject to the terms of any such license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement, and defense of patents and patent applications covering the technology that we license from third parties. In such an event, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensor fails to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

Our licensor may have relied on third-party consultants or collaborators or on funds from third parties such that our licensor are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

It is possible that we may be unable to obtain additional licenses at a reasonable cost or on reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could harm our business, financial condition, results of operations, and prospects significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

Disputes may arise between us and our licensor or potential licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patents and other rights to third parties;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- our right to transfer or assign the license;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

- the priority of invention of patented technology.

In addition, the agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

In spite of our best efforts, our licensor or potential licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

The patent protection and patent prosecution for some of our product candidates may be dependent on third parties.

While we normally seek to obtain the right to control prosecution, maintenance and enforcement of the patents relating to our product candidates, there may be times when the filing and prosecution activities for patents relating to our product candidates are controlled by our licensor, potential licensors or collaboration partners. If any of our licensor, potential licensors or collaboration partners fail to prosecute, maintain and enforce such patents and patent applications in a manner consistent with the best interests of our business, including by payment of all applicable fees for patents covering our product candidates, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Intellectual property discovered through government funded programs may be subject to federal regulations such as "march-in" rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

We have in-licensed patent applications that were generated through the use of U.S. government funding or grants, and may acquire or license in the future intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third-party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as "march-in rights"). If the U.S. government exercised its march-in rights in our future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

Risks Related to Our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research and studies, which may harm our business.

We do not have the ability to independently conduct our clinical trials. We currently rely on third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our current and planned clinical trials of EDG-5506 and EDG-7500 and we expect to continue to rely upon third parties to conduct additional clinical trials for EDG-5506 and other product candidates. Third parties have a significant role in the conduct of our clinical trials and the subsequent collection and analysis of data. These third parties are not our employees, and except for remedies available to us under our agreements with such third parties, we have limited ability to control the amount or timing of resources that any such third-party will devote to our clinical trials. Furthermore, the competition for third parties has increased as a result of COVID-19. The third parties we rely on for these services may also have relationships with other entities, some of which may be our competitors. Some of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements with a third-party, it would delay our drug development activities.

Our reliance on these third parties for such drug development activities will reduce our control over these activities but will not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with GCP standards, regulations for conducting, recording and reporting the results of clinical trials to assure that data and reported results are reliable and accurate and that the rights, integrity and confidentiality of trial participants are protected. The EMA also requires us to comply with similar standards. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials substantially comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under current cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the marketing approval process.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We also expect to rely on third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the production of our product candidates for preclinical studies and, in the case of EDG-5506, our ongoing clinical trial, and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quality and quantities of our product candidates or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently have the infrastructure or internal capability to manufacture supplies of our product candidates for use in development and commercialization. We rely, and expect to continue to rely, on third-party manufacturers for the production of our product candidates for preclinical studies and clinical trials under the guidance of members of our organization. In the case of EDG-5506, we have switched from an international supplier to a supplier based in the United States to minimize manufacturing supply chain disruptions as a result of COVID-19. Competition for third-party manufacturers has increased as a result of COVID-19. We will be relying on a single third-party manufacturer and we currently have no alternative manufacturer in place. Changing our third-party manufacturer could result in delays in our manufacturing supply chain which could delay or otherwise impact our development of EDG-5506 and result in increased costs related to EDG-5506. We do not have long-term supply agreements, and we purchase our required drug product on a purchase order basis, which means that aside from any binding purchase orders we have from time to time, our supplier could cease supplying to us or change the terms on which it is willing to continue supplying to us at any time. If we were to experience an unexpected loss of supply of EDG-5506 or any other product candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our product candidates for which we obtain marketing approval. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

- the failure of the third-party to manufacture our product candidates according to our schedule and specifications, or at all, including if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

- the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;

- the breach by the third-party contractors of our agreements with them;

- the failure of third-party contractors to comply with applicable regulatory requirements, including cGMPs;

- the failure of the third-party to manufacture our product candidates according to our specifications;

- the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;

- clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and

- the misappropriation of our proprietary information, including our trade secrets and know-how.

We do not have complete control over all aspects of the manufacturing process of our CDMOs and are dependent on these CDMOs for compliance with cGMP regulations for manufacturing both active pharmaceutical ingredients (API) and finished drug products. We are in the process of developing our supply chain for each of our product candidates and intend to put in place framework agreements under which CDMOs will generally provide us with necessary quantities of API and drug product on a project-by-project basis based on our development needs. As we advance our product candidates through development, we will consider our lack of redundant supply for the API and drug product for each of our product candidates to protect against any potential supply disruptions. However, we may be unsuccessful in putting in place such framework agreements or protecting against potential supply disruptions.

Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our CDMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA or others, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our CDMOs to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, EMA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we will need to find alternative manufacturing facilities, and those new facilities would need to be inspected and approved by FDA, EMA or comparable regulatory authority prior to commencing manufacturing, which would significantly impact our ability to develop, obtain marketing approval for or market our product candidates, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to commercialize any product candidates that receive marketing approval on a timely and competitive basis.

Our reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties in the course of our business, we may share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets and despite our efforts to protect our trade secrets, a competitor's discovery of our proprietary technology and confidential information or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we evaluate various acquisition opportunities and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of additional indebtedness or contingent liabilities;

- the issuance of our equity securities;

- assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;

- retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and

- our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or pursue partnerships in the future, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If we decide to establish collaborations, but are not able to establish those collaborations on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We may seek to selectively form collaborations to expand our capabilities, potentially accelerate research and development activities and provide for commercialization activities by third parties. In addition, we intend to explore strategic partnering and collaboration opportunities to out-license rights to our research programs and drug candidates for indications in which we are unlikely to pursue development and commercialization. In parallel, we will also evaluate select external opportunities to strategically expand our portfolio. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing stockholders, or disrupt our management and business.

We would face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA, EMA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of intellectual property and industry and market conditions generally. The potential collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such collaboration could be more attractive than the one with us for our product candidate. Further, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view them as having the requisite potential to demonstrate safety and efficacy.

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Even if we are successful in entering into a collaboration, the terms and conditions of that collaboration may restrict us from entering into future agreements on certain terms with potential collaborators.

If and when we seek to enter into collaborations, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We may enter into collaborations with third parties for the development and commercialization of product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

If we enter into any collaboration arrangements with any third parties, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities and efforts to successfully perform the functions assigned to them in these arrangements. Collaborations involving our product candidates would pose numerous risks to us, including the following:

- collaborators have significant discretion in determining the efforts and resources that they will apply to, and the manner in which they perform their obligations under, these collaborations and may not perform their obligations as expected;

- collaborators may deemphasize or not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators' strategic focus, including as a result of a business combination or sale or disposition of a business unit or development function, or available funding or external factors such as an acquisition that diverts resources or creates competing priorities;

- collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

- collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

- a collaborator with marketing and distribution rights to multiple products may not commit sufficient resources to the marketing and distribution of our product relative to other products;

- we may grant exclusive rights to our collaborators that would prevent us from collaborating with others;

- collaborators may not properly obtain, maintain, defend or enforce our intellectual property rights or may use our proprietary information and intellectual property in such a way as to invite litigation or other intellectual property related proceedings that could jeopardize or invalidate our proprietary information and intellectual property or expose us to potential litigation or other intellectual property related proceedings;

- disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management attention and resources;

- collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

- collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

- collaborators may not provide us with timely and accurate information regarding development progress and activities under the collaboration or may limit our ability to share such information, which could adversely impact our ability to report progress to our investors and otherwise plan our own development of our product candidates;

- collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

- a collaborator's sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings

We also collaborate with a network of experts who advise and support our development efforts. In the future, such experts may not collaborate with us which could affect our ability to develop our product candidates and proprietary drug discovery platform as such experts potentially provide us with access to ideas to address the needs of muscle diseases.

Risks Related to the Securities Markets and Ownership of Our Common Stock

An active, liquid and orderly trading market may not continue to be developed or sustained for our common stock and as a result it may be difficult for you to sell your shares of our common stock.

Prior to our initial public offering (IPO), no market for shares of our common stock existed. The trading market for our common stock on The Nasdaq Global Select Market has been limited and an active trading market for our shares may not be sustained. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies or other assets by using our shares of common stock as consideration.

The price of our stock has been and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our common stock has been and may continue to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general, and pharmaceutical and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In addition to the factors discussed in this "Risk Factors" section and elsewhere in this periodic report, these factors include:

- the timing and results of preclinical studies and clinical trials of our product candidates, those conducted by third parties or those of our competitors;

- the success of competitive products or announcements by potential competitors of their product development efforts;

- regulatory actions with respect to our products or our competitors' products;

- actual or anticipated changes in our growth rate relative to our competitors;

- regulatory or legal developments in the United States and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key personnel;

- announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- market conditions in the pharmaceutical and biotechnology sector;

- changes in the structure of healthcare payment systems;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

- announcement or expectation of additional financing efforts;

- sales of our common stock by us, our insiders or our other stockholders;

- the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic; and

- general economic, political, industry and market conditions including the impact of increasing inflation.

The realization of any of the above risks or any of a broad range of other risks, including those described in this "Risk Factors" section, could have a dramatic and adverse impact on the market price of our common stock.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements or strategic partnerships with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award as determined by our board of directors, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including, our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

- the timing and cost of, and level of investment in, research and development activities relating to our current product candidates and any future product candidates and research-stage programs, which will change from time to time;

- our ability to enroll patients in clinical trials and the timing of enrollment;

- the cost of manufacturing our current product candidates and any future product candidates, which may vary depending on FDA, EMA or other comparable foreign regulatory authority guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

- expenditures that we will or may incur to acquire or develop additional product candidates and technologies or other assets;

- the timing and outcomes of clinical trials for EDG-5506, EDG-7500 and any of our other product candidates, or competing product candidates;

- the need to conduct unanticipated clinical trials or trials that are larger or more complex than anticipated;

- competition from existing and potential future products that compete with EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and any of our other product candidates or programs, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

- any delays in regulatory review or approval of EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program or any of our other product candidates;

- the level of demand for EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and any of our other product candidates, if approved, which may fluctuate significantly and be difficult to predict;

- the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future products that compete with EDG-5506 and any of our other product candidates;

- our ability to commercialize EDG-5506, EDG-7500, product candidates from our EDG-003 cardiovascular discovery program and any of our other product candidates, if approved, inside and outside of the United States, either independently or working with third parties;

- our ability to establish and maintain collaborations, licensing or other arrangements;

- our ability to adequately support future growth;

- potential unforeseen business disruptions that increase our costs or expenses;

- future accounting pronouncements or changes in our accounting policies;

- the changing and volatile global economic and political environment; and

- increased impact from COVID-19 on the costs and timing associated with the conduct of our clinical trial and other related business activities.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

As of December 31, 2022, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 69.6% of our outstanding common stock. These stockholders, acting together, may be able to control matters requiring stockholder approval. For example, they may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transactions. This concentration of ownership control may delay, discourage or prevent a change of control, including unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders, entrench our management and board of directors or delay or prevent a merger, consolidation, takeover or other business combination involving us that other stockholders may desire. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. For example, we filed: (i) on April 1, 2022, a shelf registration statement on Form S-3 with the SEC that became effective on May 5, 2022 and allows us to undertake various equity and debt offerings up to $400,000,000; and (ii) on May 5, 2022, a prospectus supplement to the shelf registration statement that covers the offering, issuance and sale of up to $125 million of our common stock from time to time through an "at-the-market" program under the Securities Act. As of the date of this prospectus supplement, we had not sold any shares under our "at-the-market" program under the Securities Act.

Moreover, certain holders of our common stock have rights, subject to conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares, under the Securities Act, would result in the shares becoming freely tradeable in the public market, subject to the restrictions of Rule 144 in the case of our affiliates. In addition, shares registered under Form S-8 to register shares of our common stock reserved for issuance under our equity compensation plans become available for sale in the public market subject to the satisfaction of applicable vesting arrangements and the exercise of such options and, in the case of our affiliates, the restrictions of Rule 144. If any of these shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amount of our common stock in the public market, the market price of our common stock could decline significantly.

We are an "emerging growth company" and a "smaller reporting company" and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

- being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in our periodic reports;

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act);

- not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

- reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a "large accelerated filer," with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our IPO.

Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," as defined in the Securities Exchange Act of 1934, as amended (Exchange Act), which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation our periodic reports and proxy statements.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts publish about us, our business or our market. We currently have research coverage from a limited number of securities or industry analysts. If no or few new securities or industry analysts commence coverage of us, the stock price may be negatively impacted. If any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We incur significantly increased costs and devote substantial management time as a result of operating as a public company. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an "emerging growth company." We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the Nasdaq Stock Market LLC (Nasdaq). Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have substantially increased our legal and financial compliance costs and makes some activities more time-consuming and costly, which has increased our operating expenses. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance and we have been required to incur substantial costs to maintain sufficient coverage, particularly in light of recent cost increases related to coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, we are required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. We are required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act.

Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. This risk is especially relevant for us because biotechnology companies have experienced significant stock price volatility in recent years and we may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

We do not intend to pay dividends on our common stock in the foreseeable future, so any returns will be limited to the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contains provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. These provisions, among other things:

- establish a classified board of directors so that not all members of our board are elected at one time;

- permit only the board of directors to establish the number of directors and fill vacancies on the board;

- provide that directors may only be removed "for cause" and only with the approval of two-thirds of our stockholders;

- authorize the issuance of "blank check" preferred stock that our board could use to implement a stockholder rights plan (also known as a "poison pill");

- eliminate the ability of our stockholders to call special meetings of stockholders;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- prohibit cumulative voting;

- authorize our board of directors to amend the bylaws;

- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

- require a super-majority vote of stockholders to amend or repeal specified provisions of our amended and restated certificate of incorporation and amended and restated bylaws.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty;

- any action asserting a claim against us arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our headquarters are based within the BioFrontiers Institute, a pioneering interdisciplinary hub within the University of Colorado, Boulder. We have leased approximately 2,700 square feet of space under a lease that expires in August 2023. Our facilities take maximal advantage of our location designed to house both academic and industrial research enabling us to build a state-of-the-art muscle research facility. In January 2022, the Company entered into a lease agreement for approximately 18,614 square feet of office and laboratory space in Boulder, Colorado. The new lease commenced in January 2022 and includes escalating rent payments and an 8.2 year term. The future minimum lease payments are disclosed in Note 5 to our financial statements appearing in our Annual Report. In February 2023, we signed an amendment to this lease to occupy additional 9,624 square feet of space. The future minimum lease payments for this additional space is disclosed in Note 11 to our financial statements appearing in our Annual Report. We believe our facilities are adequate and suitable for our current needs and, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any material legal proceedings. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, which could materially affect our financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Our Common Stock

Our common stock has been publicly traded on the Nasdaq Global Select Market under the symbol "EWTX." since March 26, 2021. Prior to that date, there was no public trading market for our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

Holders of Record

As of December 31, 2022, there were approximately 12 stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Unregistered Sales of Equity Securities

None.

Use of Proceeds from Public Offering of Common Stock

On March 25, 2021, our registration statement on Form S-1 was declared effective by the SEC for our initial public offering of common stock. We began trading on the Nasdaq Global Select Market on March 26, 2021 and the IPO formally closed on March 30, 2021. In connection with our IPO, we issued and sold an aggregate of 12,650,000 shares of our common stock at a price of $16.00 per share, including 1,650,000 shares of our common stock issued and sold in connection with the full exercise by the underwriters of their option to purchase additional shares of common stock. The gross proceeds from the offering for shares sold in our IPO was $202.4 million. The joint book-running managers for the initial public offering were J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and SVB Leerink LLC. After deducting underwriting discounts and commissions and offering costs paid or payable by us of approximately $16.3 million, the net proceeds from the offering were approximately $186.1 million. No payments were made by us to directors, officers or persons owning ten percent or more of our common stock or to their associates, or to our affiliates, other than payments in the ordinary course of business to officers for salaries and to non-employee directors pursuant to our director compensation policy.

There has been no material change in the planned use of proceeds from our IPO as described in our final prospectus filed with the SEC on March 26, 2021 pursuant to Rule 424(b)(4). We invested the funds received in marketable securities as described in more detail in Note 2 to our financial statements appearing in this Annual Report until such time the funds are required for use in operations.

Use of Proceeds from Follow-On Offering

On September 16, 2022, we completed a follow-on offering and issued 13,372,093 shares of our common stock at a price to the public of $10.32 per share, including 1,744,186 shares of common stock issued in connection with the full exercise by the underwriters of their options to purchase additional shares of common stock. The aggregate gross proceeds from the follow-on offering were $138.0 million. After deducting underwriting discounts and commissions of $8.3 million and offering costs of $0.5 million, the net proceeds from the follow-on offering were approximately $129.2 million.

There has been no material change in the planned use of proceeds in our follow-on offering as described in our final prospectus filed with the SEC on September 14, 2022 pursuant to Rule 424(b)(5). We invested the funds received in interest-bearing investment-grade securities.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of Edgewise Therapeutics, Inc. should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the "Risk Factors" to gain an understanding of the factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled "Special Note Regarding Forward-Looking Statements."

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe, rare muscle disorders for which there is significant unmet medical need. Guided by our holistic drug discovery approach to targeting the muscle as an organ, we have combined our foundational expertise in muscle biology and small molecule engineering to build our proprietary, muscle focused drug discovery platform. Our platform utilizes custom-built high throughput and translatable systems that measure integrated muscle function in whole organ extracts to identify small molecule precision medicines regulating key proteins in muscle tissue, initially focused on addressing rare neuromuscular and cardiac diseases. Our lead product candidate, EDG-5506, is an orally administered allosteric, selective, fast myofiber (type II) myosin small molecule inhibitor designed to address the root cause of dystrophinopathies including Duchenne muscular dystrophy (DMD) and Becker muscular dystrophy (BMD). We have developed and characterized a library of selective fast skeletal myosin inhibitors exhibiting a broad range of pharmacological and pharmacokinetic (PK) properties.

In October 2021, we announced positive topline results from the multiple ascending dose (MAD) portion of a first-in-human Phase 1, HV clinical trial. In addition, in January 2022, we announced positive topline results from the BMD, or Phase 1b, portion of a first-in-human Phase 1 clinical trial assessing the safety, tolerability, PK and PD of EDG-5506. We have fully enrolled an open-label, single-center study that will assess the safety and PK of EDG-5506 over one year in adults with BMD and in October 2022, announced positive interim 6-month results from the ongoing study. We initiated a Phase 2 clinical trial in individuals with BMD in July 2022 and initiated our Phase 2 clinical trial in children with DMD in October 2022.

We have also identified a second muscle-focused potential precision medicine that focuses on identification of novel mechanism cardiac modulators. We are initially pursuing a new target with our lead product candidate for cardiomyopathy, EDG-7500, for inherited hypertrophic cardiomyopathy (HCM) in addition to exploring the potential of this novel mechanism across other cardiac disorders. In addition, our EDG-003 cardiovascular discovery program is exploring the potential of other novel mechanisms to address other cardiac disorders. We believe our programs also offer substantial opportunities for us to expand into other rare diseases for which there are limited or no approved treatments.

Since our inception in 2017, we have devoted substantially all of our focus and financial resources to discovering, identifying and developing potential product candidates, including advancing our development programs, conducting preclinical studies of our product candidates and initiating a clinical trial, organizing and staffing our company, business planning, raising capital and securing related intellectual property rights. To date, we have not completed the development of any of our product candidates, have not generated any revenue and have never been profitable. Our ability to achieve profitability, if ever, will depend heavily on the successful development and eventual commercialization of one or more of our product candidates. We will need substantial additional funding to support our continuing operations and pursue our development and commercialization strategy. Until such time that we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including income from collaborations, strategic partnerships or marketing, distribution or licensing arrangements with third parties or from grants from organizations and foundations. We may be unable to raise additional funds or to enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates or delay or terminate our efforts to expand our product pipeline.

We have incurred significant losses since the commencement of our operations. Our net losses were $67.6 million and $42.8 million for the year ended December 31, 2022 and 2021, respectively, and we expect to continue to incur significant losses for the foreseeable future as we advance our product candidates through preclinical development and clinical trials and seek regulatory approval of our product candidates. Our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities.

As of December 31, 2022, we had an accumulated deficit of $144.6 million. To date, we have financed our operations primarily through private placements of convertible preferred stock and public offerings of our common stock. From inception through December 31, 2022, these private placements have provided gross proceeds of $160.7 million, and the initial public offering and follow-on public offering of our common stock have generated net proceeds of $315.3 million. We believe that our existing cash and cash equivalents and marketable securities of $351.9 million will enable us to fund our planned operating expenses and capital expenditure requirements through at least the next 12 months.

Macroeconomic and Geopolitical Developments and the COVID-19 Pandemic

We are monitoring macroeconomic and geopolitical developments, such as the Russia-Ukraine conflict, inflation, cybersecurity risks and sanctions so that the Company can be prepared to react to new developments as they arise. We are carefully monitoring these developments, as well as the COVID-19 pandemic, and the resulting economic impact.

Disruptions caused by the COVID-19 pandemic, including the effects of the stay-at-home orders and work-from-home policies, have impacted our productivity, have resulted in increased operational expenses, certain adjustments to the operations of our clinical trial, delays in the enrollment of new patients at our clinical trial site, and delays in certain supply chain activities and collecting and analyzing data from patients in our clinical trial. As the COVID-19 pandemic continues and new variants emerge, it may further disrupt our business and delay our development programs and regulatory timelines, the magnitude of which will depend, in part, on the length and severity of any restrictions and other limitations on our ability to conduct business in the ordinary course as well as the spread, severity and potential resurgence of COVID-19, the impact of new COVID-19 variants, and vaccination deployment efforts. As a result, research and development expenses and general and administrative expenses may vary significantly if there is an increased impact from COVID-19 on the costs and timing associated with the conduct of our clinical trial and other related business activities.

Components of Our Results of Operations

Operating expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of our product candidates. We record research and development expenses when these are incurred. Such expenses include:

- employee and external consultant-related expenses including salaries, bonuses, benefits and stock-based compensation expense for employees engaged in research and development functions;

- external expenses incurred in connection with the clinical development of our product candidates including under agreements with third parties, such as consultants and contract research organizations (CROs);

- the cost of external manufacturing drug products for use in our preclinical studies and ongoing and planned clinical trials including under agreements with third parties such as consultants and contract development and manufacturing organizations (CDMOs);

- expenses incurred in connection with the preclinical development of our product candidates including external, or outsourced professional scientific development services, consulting research fees and payments made under sponsored research arrangements with third parties;

- laboratory supplies;

- facilities, depreciation and other expenses, which include direct or allocated expenses for rent and maintenance of facilities;

- expenses related to compliance with regulatory requirements; and

- payments made under third-party licensing agreements.

The majority of these expenses have been incurred to advance our lead product candidate, EDG-5506 and to a lesser degree EDG-7500. We expect that significant additional spending will be required to progress these and other potential discoveries through the remainder of the clinical development phases. These expenses will primarily consist of expenses for the administration of clinical trials as well as manufacturing costs for clinical material supply.

We track our direct research and development expenses on a program-by-program basis once a lead compound has been selected and clinical trials have been initiated. These direct costs consist primarily of external costs such as fees paid to outside consultants, CROs, CDMOs, clinical trial sites and central laboratories in connection with our discovery and preclinical activities, process development, manufacturing and clinical development activities. These expenses are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers or our estimate of the level of service that has been performed at each reporting date. Our direct research and development expenses by program also include costs of laboratory supplies that can be directly attributed to a specific program as well as any fees incurred under license agreements. We do not allocate employee-related costs, including stock-based compensation, or facility expenses, including rent, depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to conduct our research and discovery activities and to manage our preclinical development, manufacturing and clinical development activities.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages, primarily due to the increased size and duration of later-stage clinical trials. We initiated a Phase 2 clinical trial in individuals with BMD in July 2022 and a Phase 2 clinical trial in children with DMD in October 2022. As a result, we expect that our research and development expenses will increase substantially over the next several years as we advance EDG-5506, EDG-7500, a product from our EDG-003 cardiovascular discovery program through clinical trials and additional product candidates enter clinical trials; continue to develop our proprietary drug discovery platform; continue to discover and develop additional product candidates; and hire additional personnel.

The successful development of our product candidates is highly uncertain, and we do not believe it is possible at this time to accurately project the nature, timing and extent of expenses necessary to complete the development of our product candidates. We are also unable to predict when, if ever, we will generate revenue from our product candidates to offset these expenses. Our expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. The duration, costs and timing of preclinical studies and clinical trials and development of our product candidates will depend on a variety of factors, including:

- the timing and progress of preclinical and clinical development activities;

- the number and scope of preclinical and clinical programs we decide to pursue;

- our ability to maintain our current research and development programs and to establish new ones;

- establishing an appropriate safety profile with IND-enabling studies;

- successful patient enrollment in, and the initiation and completion of, clinical trials;

- the successful completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority;

- the receipt of regulatory approvals from applicable regulatory authorities;

- the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

- our ability to establish new licensing or collaboration arrangements;

- the performance of our future collaborators, if any;

- establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

- development and timely delivery of commercial-grade drug formulations that can be used in our planned clinical trials and for commercial launch;

- obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

- launching commercial sales of our product candidates, if approved, whether alone or in collaboration with others; and

- maintaining a continued acceptable safety profile of the product candidates following approval.

Any changes in the outcome of any of these factors could significantly impact the costs and timing associated with the development of our product candidates.

General and administrative expenses

General and administrative expenses consist primarily of salaries, related benefits and stock-based compensation expense for personnel in executive, finance, accounting, legal and administrative functions. General and administrative expenses also include facilities and other expenses, which include direct or allocated expenses for rent and maintenance of facilities and insurance, not otherwise included in research and development expenses, as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the continued research and development of our programs.

Interest income

Interest income primarily consists of interest income generated from our cash, cash equivalents and marketable securities.

Results of Operations

Comparison of the years ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year ended December 31,			
	2022	2021		Change
	(in thousands)			
Operating expenses:				
Research and development	$ 54,032	$ 32,189	$	21,843
General and administrative	17,626	11,026		6,600
Total operating expenses	71,658	43,215		28,443
Loss from operations				
Interest income	4,018	402		3,616
Net loss	$ 67,640	$ 42,813	$	24,827

Research and development expenses

The following table summarizes our research and development expenses:

	Year ended December 31,			
	2022	2021		Change
	(in thousands)			
External research and development expenses:				
EDG-5506 clinical program	$ 19,997	$ 13,870	$	6,127
Discovery and preclinical	15,029	7,664		7,365
Internal costs, including personnel related	19,006	10,655		8,351
Total research and development expenses	$ 54,032	$ 32,189	$	21,843

Research and development expenses were $54.0 million for the year ended December 31, 2022 compared to $32.2 million for the year ended December 31, 2021. The increase of $21.8 million was primarily driven by an increase of $8.4

million in internal costs, including personnel related costs, due largely to an increased employee headcount and stock-based compensation to support the growth of our research and development programs, an increase of $7.4 million related to increased drug discovery and preclinical development of our EDG-7500 candidate selected in the fourth quarter of 2022 and our EDG-003 cardiovascular discovery program and $6.1 million of higher external research and development expenses related to our EDG-5506 clinical program, including clinical trial costs and product candidate manufacturing costs to support current and future trials.

General and administrative expenses

General and administrative expenses were $17.6 million for the year ended December 31, 2022 compared to $11.0 million for the year ended December 31, 2021. The increase of $6.6 million was primarily related to the cost of operating as a public company, including $4.3 million in increased personnel-related costs from increased headcount, including stock-based compensation to support our growing research and development efforts, $1.7 million in increased professional and consulting costs and other administrative costs and $0.6 million in increased directors and officers insurance.

Interest income

Interest income was $4.0 million and $0.4 million for the years ended December 31, 2022 and 2021, respectively. The increase of $3.6 million was primarily due to higher interest rates on our marketable securities balances and larger cash and marketable securities balances from the proceeds of the September 2022 Offering.

Liquidity and Capital Resources

Sources of liquidity

Since our inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. To date, we have financed our operations primarily through private placements of convertible preferred stock and public offerings of our common stock. From inception through December 31, 2022, these private placements have provided gross proceeds of $160.7 million, and the initial public offering and follow-on public offering of our common stock have generated net proceeds of $315.3 million. As of December 31, 2022, we had cash, cash equivalents and marketable securities in the amount of $351.9 million.

Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year ended December 31,	
	2022	2021
	(in thousands)	
Net cash used in operating activities	$ (52,635)	$ (33,507)
Net cash used in investing activities	(70,577)	(242,227)
Net cash provided by financing activities	129,639	186,384
Net increase (decrease) in cash and cash equivalents	$ 6,427	$ (89,350)

Operating activities

Cash used in operating activities in the year ended December 31, 2022 was primarily driven by our net loss for the period of $67.6 million, and was also impacted by changes in operating assets and liabilities which decreased net working capital by $4.1 million. Cash used in operating activities was reduced by non-cash charges of $10.9 million relating to stock-based compensation expense of $10.9 million, depreciation of $0.4 million and amortization of right-of-use asset of $0.2 million, which was partially offset by amortization of premium and accretion of discounts, net on marketable securities of $0.5 million.

Cash used in operating activities in the year ended December 31, 2021 was primarily driven by our net loss for the period of $42.8 million, and was also impacted by changes in operating assets and liabilities which decreased net working capital by $4.6 million. Cash used in operating activities was reduced by non-cash charges of $4.7 million relating to stock-based compensation expense of $4.4 million and depreciation of $0.3 million.

Investing activities

Cash used in investing activities during the year ended December 31, 2022 amounted to $70.6 million which was due to $292.4 million in purchases of marketable securities and $5.5 million for leasehold improvements for our new facility and the purchase of equipment, which was partially offset by $196.8 million in maturities of marketable securities and $30.6 million in sales of marketable securities.

Cash used in investing activities during the year ended December 31, 2021 amounted to $242.2 million which was due to $288.2 million in purchases of marketable securities and $0.7 million for purchases of equipment, which was partially offset by $43.2 million in maturities of marketable securities and $3.4 million of sales of marketable securities.

Financing activities

Cash provided by financing activities during the year ended December 31, 2022 was $129.6 million, which was due to $129.2 in net proceeds from the September 2022 Offering, cash proceeds of $0.4 million from the issuance of common stock upon the exercise of stock options, $0.3 million for the payment of deferred offering costs and $0.3 million in proceeds from the employee stock purchase plan.

Cash provided by financing activities during the year ended December 31, 2021 was $186.4 million, primarily consisting of cash proceeds of $186.1 million from the initial public offering of the Company's common stock. In addition, we generated cash proceeds of $0.4 million from the issuance of common stock upon the exercise of stock options and the employee stock purchase plan, which was partially offset by $0.1 million in preferred stock issuance costs.

Funding requirements

We will continue to require substantial additional capital to develop our product candidates and fund operations for the foreseeable future. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of and seek regulatory approvals for our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident in the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. In addition, we expect to continue to incur additional costs associated with operating as a public company. Our expenses will also increase if, and as, we:

- advance our product candidates through preclinical and clinical development;

- seek regulatory approvals for any product candidates that successfully complete clinical trials;

- continue to invest in our proprietary drug discovery platform;

- seek to discover and develop additional product candidates;

- establish a sales, marketing, medical affairs and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;

- hire additional clinical, quality control, scientific and other personnel;

- expand our operational, financial and management systems and increase personnel including personnel to support our clinical development, manufacturing and commercialization efforts and our operations as a public company;

- maintain, expand, protect and enforce our intellectual property portfolio; and

- acquire or in-license other product candidates and technologies.

We do not currently have material any long-term capital requirements other than what will be required to fund operations for the foreseeable future and the amounts disclosed on the contractual obligations and commitments section below. In order to complete the process of obtaining regulatory approval for our product candidates and to build the sales, marketing and distribution infrastructure that we believe will be necessary to commercialize our product candidates, if approved, we will require substantial additional funding.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount and timing of our working capital requirements. Our future funding requirements will depend on many factors, including:

- the scope, progress, results and costs of researching and developing our product candidates including

- conducting preclinical studies and clinical trials;

- the costs, timing and outcome of regulatory review of our product candidates;

- the number and characteristics of other product candidates that we pursue;

- the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

- the costs of manufacturing commercial-grade products and sufficient inventory to support commercial launch;

- the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;

- the cost and timing of hiring new employees to support our continued growth;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

- the effect of competing products that may limit market penetration of our products;

- the ability to establish and maintain collaborations on favorable terms, if at all;

- the extent to which we acquire or in-license other product candidates and technologies;

- the timing, receipt and amount of sales of, or milestone payments related to or royalties on, our current or future product candidates, if any;

- our need to implement additional internal systems and infrastructure, including financial and reporting systems;

- the compliance and administrative costs associated with being a public company;

- the effects of inflation on our business operations; and

- the extent to which we acquire or invest in businesses, products, or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

A change in the outcome of any of these or other factors with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans.

If we are unable to raise additional funds when needed, we may be required to delay, reduce or eliminate our product development or future commercialization efforts. We may also be required to grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The issuance of additional equity securities may cause our stockholders to experience dilution. Future equity or debt financings may contain terms that are not favorable to us or our stockholders including debt instruments imposing covenants that restrict our operations and limit our ability to incur liens, issue additional debt, pay dividends, repurchase our common stock, make certain investments or engage in merger, consolidation, licensing or asset sale transactions.

Operating and Capital Expenditure Requirements and Contractual Obligations

We expect that our existing cash and cash equivalents and marketable securities, will be sufficient to enable us to fund our planned operating expenses and capital expenditure requirements through at least the next 12 months.

Our short-term material cash requirements as of December 31, 2022 are to fund our operations, which consist primarily of research and development expenses related to our programs, and to a lesser extent, general and administrative expenses. We have entered into contracts in the normal course of business with CROs, CDMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

In addition, we have exclusively licensed intellectual property from The Ohio State Innovation Foundation (OSIF) pursuant to a license agreement effective November 20, 2020. Under the license agreement, we are obligated to make payments to OSIF aggregating up to $1.3 million per product covered by the OSIF licensed patent rights upon the achievement of specified development and regulatory approval milestones and approximately $2.3 million per product covered by the OSIF licensed patent rights upon the achievement of specified sales milestones. We are also obligated to pay low single-digit royalties to OSIF based on net sales by us and our affiliates and sublicensees of each product covered by the OSIF licensed patent rights. In addition, in the event we sublicense the OSIF licensed patent rights, we are obligated to pay OSIF a specified portion of income we receive from sublicensing.

Our long-term cash requirements as of December 31, 2022 includes our lease obligations. In January 2022, we entered into a lease agreement for approximately 18,614 square feet of office and laboratory space in Boulder, Colorado which includes escalating rent payments and an 8.2 year term. As of December 31, 2022 our operating lease liability balance is $4.4 million, of which $0.6 million is current. In February 2023, we signed an amendment to this lease to occupy additional 9,624 square feet of space. Future minimum payments under this additional space totals $1.7 million, of which $0.1 million is current.

Critical Accounting Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on a periodic basis. Our actual results may differ from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements appearing elsewhere in this Annual Report, we believe that the following critical accounting policies are most important to understanding and evaluating our reported financial results.

Research and development expenses and accrued research and development expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, based on a pre-determined schedule or when contractual milestones are met, but some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of clinical trial accruals accordingly on a prospective basis. Examples of estimated accrued research and development expenses include fees paid to:

- vendors in connection with preclinical development activities;

- CROs and investigative sites in connection with preclinical studies and clinical trials; and

- CDMOs in connection with the production of preclinical and clinical trial materials.

We base our expenses related to external research and development services on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs and CDMOs that supply, conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly.

Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-based compensation

We measure stock-based awards granted to employees, directors and non-employee consultants based on their fair value on the date of grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. We issue stock options with only service-based vesting conditions and record the expense for these awards using the straight-line method.

We estimate the fair value of each stock option grant at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires inputs based on certain subjective assumptions. Changes to these assumptions can materially affect the fair value of stock options and ultimately the amount of stock-based compensation expense recognized in our financial statements. These assumptions include:

Expected Term — We have opted to use the "simplified method" for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option, which is generally 10 years.

Expected Volatility — Due to our limited operating history and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on an analysis of the volatility used by a peer group of publicly traded companies. In evaluating similarity, we consider factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate — The risk-free rate assumption is based on the U.S. Treasury instruments with maturities similar to the expected term of our stock options.

Expected Dividend — To date, we have not issued any dividends and do not expect to issue dividends over the life of the options and therefore have estimated the dividend yield to be zero.

We determine the fair market value of our common stock using the closing price of our common stock as reported on the Nasdaq Global Select Market.

Recently Issued Accounting Pronouncements

Refer to Note 2, "Summary of Significant Accounting Policies," in the accompanying notes to the consolidated financial statements for a discussion of recent accounting pronouncements that were adopted in 2022.

Emerging Growth Company and Smaller Reporting Company Status

Section 107 of The Jumpstart Our Business Startups Act of 2012 (JOBS Act) permits an "emerging growth company" such as us to take advantage of an extended transition time to comply with new or revised accounting standards as applicable to public companies. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We are also a "smaller reporting company," meaning that the market value of our stock held by non-affiliates is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company if either (1) the market value of our stock held by non-affiliates is less than $250 million or (2) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

EDGEWISE THERAPEUTICS, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Edgewise Therapeutics, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Edgewise Therapeutics, Inc. (the Company) as of December 31, 2022 and 2021, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2020.

Denver, Colorado
February 23, 2023

EDGEWISE THERAPEUTICS, INC.
BALANCE SHEETS
(In thousands, except share and per share data)

	As of December 31, 2022		As of December 31, 2021	
Assets				
Current assets				
Cash and cash equivalents	$	21,993	$	15,566
Marketable securities, available for sale		329,954		265,223
Prepaid expenses and other assets		5,052		2,984
Total current assets		356,999		283,773
Property and equipment, net		8,533		912
Operating lease right-of-use asset		1,318		—
Other non-current assets		251		548
Total assets	$	367,101	$	285,233
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	6,105	$	3,843
Accrued compensation		4,032		2,797
Accrued other expenses		5,840		3,881
Operating lease liability, current portion		608		—
Total current liabilities		16,585		10,521
Operating lease liability, net of current portion		3,800		—
Other long term liabilities		—		329
Total liabilities		20,385		10,850
Commitments and contingencies (see note 5)				
Stockholders' equity:				
Preferred stock, $.0001 par value per share; 200,000,000 shares authorized and no shares issued or outstanding as of December 31, 2022 and December 31, 2021		—		—
Common stock, $.0001 par value per share; 1,000,000,000 shares authorized as of December 31, 2022 and December 31, 2021; 63,257,376 shares and 49,500,308 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively		6		5
Additional paid-in capital		492,665		351,852
Accumulated other comprehensive loss		(1,355)		(514)
Accumulated deficit		(144,600)		(76,960)
Total stockholders' equity		346,716		274,383
Total liabilities and stockholders' equity	$	367,101	$	285,233

The accompanying notes are an integral part of these financial statements.

EDGEWISE THERAPEUTICS, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands, except share and per share data)

	Year ended December 31,	
	2022	**2021**
Operating expenses		
Research and development	$ 54,032	$ 32,189
General and administrative	17,626	11,026
Total operating expenses	71,658	43,215
Loss from operations	(71,658)	(43,215)
Other income		
Interest income	4,018	402
Total other income	4,018	402
Net loss	(67,640)	(42,813)
Other comprehensive loss:		
Unrealized loss on available-for-sale securities	(841)	(514)
Total comprehensive loss	$ (68,481)	$ (43,327)
Net loss per share, basic and diluted	$ (1.26)	$ (1.14)
Weighted-average shares outstanding, basic and diluted	53,593,753	37,526,332

The accompanying notes are an integral part of these financial statements.

EDGEWISE THERAPEUTICS, INC.
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Series A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Series C Convertible Preferred Stock		Convertible Preferred Stock Total	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount				
Balance as of December 31, 2020	8,187,100	$ 15,484	7,888,392	$ 24,778	6,527,654	$ 25,056	12,954,423	$ 94,896	$ 160,214	1,009,479	$ —	$ 727	$ —	$ (34,147)	$ (33,420)
Convertible preferred stock converted into shares of common stock	(8,187,100)	(15,484)	(7,888,392)	(24,778)	(6,527,654)	(25,056)	(12,954,423)	(94,896)	(160,214)	35,557,569	4	160,210	—	—	160,214
Initial public offering of common stock, net of offering costs	—	—	—	—	—	—	—	—	—	12,650,000	1	186,147	—	—	186,148
Exercise of stock options	—	—	—	—	—	—	—	—	—	265,040	—	116	—	—	116
Purchase of common stock under employee stock purchase plan	—	—	—	—	—	—	—	—	—	18,220	—	248	—	—	248
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	4,404	—	—	4,404
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(514)	—	(514)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(42,813)	(42,813)
Balance as of December 31, 2021	—	$ —	—	$ —	—	$ —	—	$ —	$ —	49,500,308	$ 5	351,852	$ (514)	$ (76,960)	$ 274,383
Issuance of common stock, net of offering costs	—	—	—	—	—	—	—	—	—	13,372,093	1	129,164	—	—	129,165
Exercise of stock options	—	—	—	—	—	—	—	—	—	336,838	—	405	—	—	405
Purchase of common stock under employee stock purchase plan	—	—	—	—	—	—	—	—	—	48,137	—	320	—	—	320
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	10,924	—	—	10,924
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(841)	—	(841)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(67,640)	(67,640)
Balance as of December 31, 2022	—	$ —	—	$ —	—	$ —	—	$ —	$ —	63,257,376	$ 6	492,665	$ (1,355)	$ (144,600)	$ 346,716

The accompanying notes are an integral part of these financial statements.

EDGEWISE THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,	
	2022	**2021**
Cash flows from operating activities		
Net loss	$ (67,640)	$ (42,813)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	368	272
Stock-based compensation	10,924	4,404
Amortization (accretion) of premium (discount) on marketable securities, net	(543)	—
Amortization of right-of-use asset	170	—
Changes in assets and liabilities:		
Prepaid expenses and other assets	(1,452)	(2,392)
Accounts payable	47	2,654
Accrued compensation	1,235	1,622
Accrued other expenses and other liabilities	1,336	2,746
Lease liability	2,920	—
Net cash used in operating activities	(52,635)	(33,507)
Cash flows from investing activities		
Purchases of marketable securities	(292,388)	(288,203)
Sales of marketable securities	30,574	3,444
Maturities of marketable securities	196,783	43,200
Purchases of property and equipment	(5,546)	(668)
Net cash used in investing activities	(70,577)	(242,227)
Cash flows from financing activities		
Proceeds from issuance of common stock, net of underwriting discounts and commissions and offering costs	129,165	—
Proceeds from initial public offering of common stock, net of underwriting discounts and commissions and offering costs	—	186,148
Payment of preferred stock issuance costs	—	(124)
Exercise of stock options	405	112
Payment of deferred offering costs	(251)	—
Proceeds from Employee Stock Purchase Plan	320	248
Net cash provided by financing activities	129,639	186,384
Net change in cash and cash equivalents	6,427	(89,350)
Cash and cash equivalents at beginning of period	15,566	104,916
Cash and cash equivalents at end of period	$ 21,993	$ 15,566
Supplemental disclosures of non-cash investing and financing activities:		
Right-of-use asset obtained in exchange for new operating lease liability, net of reimbursed tenant improvements	$ 1,488	$ —
Property and equipment purchases included in accounts payable and accrued other expenses	$ 2,510	$ —
Conversion of convertible preferred stock upon closing of initial public offering	$ —	$ 160,214

The accompanying notes are an integral part of these financial statements.

EDGEWISE THERAPEUTICS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022 and 2021

NOTE 1 DESCRIPTION OF BUSINESS

Organization and Description of Business

Edgewise Therapeutics, Inc. (the Company) was incorporated as a Delaware corporation in May 2017, and it is headquartered in Boulder, Colorado. The Company is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe, rare muscle disorders for which there is significant unmet medical need. The Company's lead product candidate, EDG-5506, is an orally administered small molecule designed to address the root cause of dystrophinopathies including Duchenne muscular dystrophy (DMD) and Becker muscular dystrophy (BMD). The Company is currently studying EDG-5506 in Phase 2 trials, which are being held in the U.S. and certain countries in Europe. In addition, the Company has identified EDG-7500, for the potential treatment of hypertrophic cardiomyopathy (HCM) and is conducting nonclinical studies to support advancing the compound into a Phase 1 clinical trial in late 2023. The Company is using its proprietary drug discovery platform to develop a pipeline of precision medicine product candidates that target key muscle proteins and modulators to address a broad array of genetically defined muscle disorders.

Initial Public Offering

On March 30, 2021, the Company completed its initial public offering (IPO) in which it issued and sold 12,650,000 shares of common stock at a price of $16.00 per share, including 1,650,000 shares sold pursuant to the underwriters' full exercise of their option to purchase additional shares. The aggregate net proceeds received by the Company from the IPO was $186.1 million after deducting underwriting discounts and commissions of $14.2 million and offering expenses of approximately $2.1 million. In addition, in connection with the IPO, all shares of convertible preferred stock outstanding at the time of the IPO converted into 35,557,569 shares of common stock.

Risks and Uncertainties

The Board of Directors of the Company discusses with management macroeconomic and geopolitical developments, including COVID-19, the Russia-Ukraine conflict and inflation and the impact on the Company's personnel, cybersecurity and sanctions so that the Company can be prepared to react to new developments as they arise. The Board of Directors and the management of the Company are carefully monitoring these developments and the resulting economic impact on its financial condition and results of operations.

Disruptions caused by the COVID-19 pandemic impacted our productivity, resulted in increased operational expenses, certain adjustments to the operations of our clinical trial, delays in the enrollment of new patients at our clinical trial site, and delays in certain supply chain activities and collecting and analyzing data from patients in our clinical trial. Recently, President Biden announced that the administration intends to end the COVID-19 national and public health emergencies on May 11, 2023. The full impact of the termination of the public health emergencies on FDA and other regulatory policies and operations are unclear.

Liquidity and Capital Resources

The Company has an accumulated deficit of $144.6 million and, cash, cash equivalents and marketable securities of $351.9 million as of December 31, 2022. The Company's ability to fund ongoing operations is highly dependent upon raising additional capital through the issuance of equity securities and issuing debt or other financing vehicles. The Company filed: (i) on April 1, 2022, a shelf registration statement on Form S-3 with the U.S. Securities and Exchange Commission (SEC) that became effective on May 5, 2022 and allows us to undertake various equity and debt offerings up to $400,000,000; and (ii) on May 5, 2022 a prospectus supplement to the shelf registration statement that covers the offering, issuance and sale of up to $125 million of our common stock from time to time through an "at-the-market" program under the Securities Act of 1933, as amended (Securities Act). As of December 31, 2022, the Company has not sold any shares under the "at the market" program.

On September 16, 2022, the Company closed an underwritten public offering of 13,372,093 shares of common stock at a public offering price of $10.32 per share (collectively with the underwriters' option, the "September 2022

Offering"). The underwriters exercised in full their option to purchase 1,744,186 additional shares of common stock. The aggregate gross proceeds from the September 2022 Offering were $138.0 million, and the net proceeds were $129.2 million after deducting underwriting discounts and commissions of $8.3 million and offering expenses of $0.5 million.

The Company's ability to secure capital is dependent upon success in developing its technology and product candidates. The Company cannot provide assurance that additional capital will be available on acceptable terms, if at all. The issuance of additional equity or debt securities will likely result in substantial dilution to the Company's stockholders. Should additional capital not be available to the Company in the near term, or not be available on acceptable terms, the Company may be unable to realize value from the Company's assets or discharge liabilities in the normal course of business, which may, among other alternatives, cause the Company to delay, substantially reduce, or discontinue operational activities to conserve cash balances, which could have a material adverse effect on the Company's ability to achieve its intended business objectives.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern. The Company believes that the $351.9 million of cash, cash equivalents and marketable securities on hand as of December 31, 2022 will be sufficient to fund its operations in the normal course of business and meet its liquidity needs through at least the next 12 months from the issuance of these financial statements.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Segment Information
The Company operates in one operating segment and, accordingly, no segment disclosures have been presented herein. All equipment and other fixed assets are physically located within the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents as of December 31, 2022 and 2021 primarily consist of money market funds and cash.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. Periodically, the Company may maintain deposits in financial institutions in excess of government insured limits. The Company believes that it is not exposed to significant credit risk as its deposits are held at financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on deposits since inception. The Company regularly invests excess cash with major financial institutions in money market funds, corporate debt securities, and commercial paper, all of which can be readily purchased and sold using established markets. The Company believes that the market risk arising from our holdings of these financial instruments is mitigated based on the fact that many of these securities are of high credit rating.

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting and other third-party fees that are directly associated with in-process equity issuances as deferred offering costs until such equity issuances are consummated. After consummation of the equity issuance, these costs are recorded as a reduction in the capitalized amount associated with the equity issuance. Should the equity issuance be abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the statement of operations. Deferred offering costs as of December 31, 2022 and December 31, 2021 were $0.3 and $0 million, respectively. Such costs are classified in other non-current assets in the accompanying balance sheets.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of the related asset, which is generally three to five years, and in the case of leasehold improvements, the shorter of the estimated useful lives of the assets or the term of the lease.

Leases

The Company accounts for its leases under Accounting Standards Codification (ASC) Topic 842, *Leases* (ASC 842). At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than 12 months are recognized on the balance sheet as Right-of-Use (ROU) assets and current and non-current lease liabilities, as applicable. The Company has elected not to recognize on the balance sheet leases with terms of 12 months or less. The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will renew. The Company monitors its material leases on a quarterly basis.

Operating lease liabilities and their corresponding ROU assets are recorded based on the present value of future lease payments over the expected remaining lease term. Lease cost for operating leases is recognized on a straight-line basis over the lease term as an operating expense. Certain adjustments to the ROU asset may be required for items such as lease prepayments or incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

For all asset classes of its leases, the Company has elected to account for the lease and non-lease components together for existing classes of underlying asset. Costs determined to be variable and not based on an index or rate are not include in the measurement of the lease liability.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Impairment is evaluated based on the sum of undiscounted estimated future cash flows expected to result from use of the related asset compared to its carrying value. If impairment is recognized, the carrying value of the impaired asset is reduced to its fair value. There were no impairment charges or long-lived assets disposed of during the years ended December 31, 2022 and 2021.

Income Taxes

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases.

Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if such deferred tax assets are deemed more likely than not that some or all of the deferred tax assets will not be realized. Historically, the Company has not recognized these potential benefits in its financial statements and has fully reserved for such net deferred tax assets, as it believes it is more likely than not that the full benefit of these net deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2022.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The Financial Accounting Standards Board (FASB) ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC 820), establishes a hierarchy of inputs used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of financial instruments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

Level 1—quoted prices in active markets for identical assets and liabilities.

Level 2—other significant observable inputs (including quoted prices for similar assets and liabilities, interest rates, credit risk, etc.).

Level 3—significant unobservable inputs (including the Company's own assumptions in determining the fair value of assets and liabilities).

Marketable Securities, Available For Sale

All marketable securities have been classified as "available-for-sale" and are carried at fair value, based upon quoted market prices. The Company considers its available-for-sale portfolio as available for use in current operations. Accordingly, the Company may classify its investments as short-term marketable securities, even though the stated maturity date may be one year or more beyond the current balance sheet date. Unrealized gains and losses, net of any related tax effects, are excluded from earnings and are included in other comprehensive loss and reported as a separate component of stockholders' equity until realized. Interest income, realized gains and losses, and declines in value judged to be other than temporary, if any, on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific-identification method. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. In accordance with the Company's investment policy, management invests in money market funds, corporate bonds, commercial paper, asset-backed securities and government securities. The Company has not experienced any realized losses on its deposits of cash, cash equivalents, and marketable securities since inception.

The following tables summarize the Company's financial assets measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	As of December 31, 2022				
	Fair Value Hierarchy	Amortized Cost Basis	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash equivalents:					
Money market funds	Level 1	$ 21,893	$ —	$ —	$ 21,893
Marketable securities, available for sale:					
Asset-backed securities	Level 2	23,020	8	(44)	22,984
Corporate debt securities	Level 2	54,374	—	(510)	53,864
Commercial paper	Level 2	144,730	—	—	144,730
U.S. government treasury and agency securities	Level 2	54,672	—	(624)	54,048
Supranational and sovereign government securities	Level 2	54,513	13	(198)	54,328
Total financial assets		$ 353,202	$ 21	$ (1,376)	$ 351,847

	As of December 31, 2021				
	Fair Value Hierarchy	Amortized Cost Basis	Unrealized Gains	Unrealized Losses	Fair Market Value
Cash equivalents:					
Money market funds	Level 1	$ 15,466	$ —	$ —	$ 15,466
Marketable securities, available for sale:					
Asset-backed securities	Level 2	36,681	—	(42)	36,639
Corporate debt securities	Level 2	88,084	—	(160)	87,924
Commercial paper	Level 2	58,970	—	—	58,970
U.S. government treasury and agency securities	Level 2	59,596	—	(222)	59,374
Supranational and sovereign government securities	Level 2	22,406	—	(90)	22,316
Total financial assets		$ 281,203	$ —	$ (514)	$ 280,689

The Company's money market funds are classified as Level 1 because they are valued using quoted market prices. Investments in asset-backed securities, corporate debt securities, commercial paper and U.S. government treasury and agency securities, and supranational and sovereign government securities have been classified as Level 2 as they are valued using quoted prices in less active markets or other directly or indirectly observable inputs. Fair values of asset-backed securities, corporate debt securities, commercial paper, U.S. government treasury and agency securities, and supranational and sovereign government securities were derived based on input of market prices from multiple sources at each reporting period. With regard to commercial paper, all of the securities had high credit ratings and one year or less to maturity; therefore, fair value was derived from accretion of purchase price to face value over the term of maturity or quoted market prices for similar instruments if available. During the years ended December 31, 2022 and 2021, there were no transfers of financial assets between Level 1 and Level 2. As of December 31, 2022, the remaining contractual maturities of $315.0 million of marketable securities were less than one year and $16.3 million were one to two years.

The Company periodically reviews its portfolio of debt securities to determine if any investment is impaired due to credit loss or other potential valuation concerns. For debt securities where the fair value of the investment is less than the amortized cost basis, the Company has assessed at the individual security level for various quantitative factors including, but not limited to, the nature of the investments, changes in credit ratings, interest rate fluctuations, industry analyst reports, and the severity of impairment. Unrealized losses on marketable securities at December 31, 2022 were primarily due to changes in interest rates, including market credit spreads, and not due to increased credit risks associated with specific securities.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and/or circumstances from non-owner sources. The Company's only element of other comprehensive loss was net unrealized loss on marketable securities.

Stock-Based Compensation

In accordance with ASC Topic 718, *Compensation—Stock Compensation*, the Company recognizes compensation expense for all stock-based awards issued to employees based on the estimated grant-date fair value, which is recognized as expense on a straight-line basis over the requisite service period. The Company has elected to recognize forfeitures as they occur. For restricted stock unit awards, the fair value is based on the closing price of the Company's common stock on the date of grant. The fair value of stock options is determined using the Black-Scholes option-pricing model. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires management to make certain assumptions including expected volatility, expected term, risk-free interest rate and expected dividends in addition to the Company's common stock valuation (see Note 4).

Due to the absence of an active market for the Company's common stock prior to the closing of the Company's IPO, the Company utilized methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: *Valuation of Privately Held Company Equity Securities Issued as Compensation* to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company considered the fair value of the common stock as of the grant date. The fair value of the common stock had previously been determined based upon a variety of factors, including the Company's financial position, historical performance and operating results, the Company's stage of development, the progress of the Company's research and development programs, the prices at which the Company sold its convertible preferred stock, the superior rights, preferences and privileges of the Company's convertible preferred stock relative to its common stock, external market conditions affecting the biotechnology industry, the lack of marketability of the Company's common stock and the prospects of a liquidity event and the analysis of IPO and market performance of similar companies as well as recently completed mergers and acquisitions of peer companies. Following the completion of the Company's IPO, the fair value of its common stock is determined based on the closing price of its common stock on the date of grant.

Research and Development Expenses and Accrued Research and Development Expenses

Expenditures made for research and development are charged to expense as incurred. External costs consist primarily of payments to contract research organizations (CROs), contract development and manufacturing organizations (CDMOs), sample acquisition costs and laboratory supplies purchased in connection with the Company's discovery and preclinical activities, and process development and clinical development activities. Internal costs consist primarily of employee-related costs, facilities, depreciation and costs related to compliance with regulatory requirements. Non-refundable advance payments for goods and services that will be used in future research and development activities are capitalized and recorded as expense in the period that the Company receives the goods or when services are performed.

The Company records expenses related to external research and development services based on its estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs and CDMOs that supply, conduct and manage preclinical studies and clinical trials on its behalf. The financial terms of these contracts vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company adjusts the accrual or the amount of prepaid expenses accordingly.

Emerging Growth Company Status

The Company is an "emerging growth company", as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). Under the JOBS Act, emerging growth companies can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. The Company has elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (1) no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842) (ASU 2016-02), which requires the lessee to recognize a ROU asset and a lease liability for operating leases, initially measured at the present value of lease payments, in its consolidated balance sheet. The Company adopted ASU 2016-02 effective January 1, 2022, using the alternative modified transition method, which applies ASU 2016-02 as of the adoption date and therefore, the Company has not applied the standard to the comparative periods presented in the Company's financial statements. The Company elected the "package of practical expedients," which permits the Company to not reassess its prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the hindsight practical expedient to determine the lease term, the practical expedient to not separate lease and non-lease components and the policy election to not recognize ROU assets or lease liabilities for short-term leases. The adoption of ASC 842 did not have a material effect on the Company's balance sheet as of January 1, 2022 due to the terms related to the Company's existing leases.

Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses*: Measurement of Credit Losses on Financial Statements (Topic 326) (ASU 2016-13), which intends to improve financial reporting by requiring earlier recognition of credit losses on certain financial assets, such as available-for-sale debt securities. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASU's to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. The Company estimates that there will be no material effect on the financial statements upon adoption.

NOTE 3 PREFERRED STOCK AND COMMON STOCK

The Company is authorized to issue two classes of stock designated as common stock and preferred stock. As of December 31, 2022 the total number of shares authorized was 1,200,000,000. The total number of shares of common stock authorized was 1,000,000,000. The total number of shares of preferred stock authorized was 200,000,000. All shares of the Company's capital stock have a par value of $0.0001 per share.

Common stockholders are entitled to dividends if and when declared by the Board of Directors of the Company and after any convertible preferred share dividends are fully paid. The holder of each share of common stock is entitled to one vote.

The Company had no convertible preferred stock outstanding as of December 31, 2022 and 2021. Immediately prior to the completion of the IPO in March 2021, all outstanding shares of the Company's convertible preferred stock were automatically converted into 35,557,569 shares of common stock.

NOTE 4 STOCK-BASED COMPENSATION AWARDS

Equity Incentive Plans

In March 2021, the Company's Board of Directors adopted, and its stockholders approved, the Company's 2021 Equity Incentive Plan (2021 Plan), which became effective in March 2021 in connection with the IPO. Upon adoption of the 2021 Plan, the Company restricted the grant of future equity awards under its 2017 Equity Incentive Plan, as amended and restated (the 2017 Plan).

The 2021 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to the Company's employees and any of its parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units, and performance shares to its employees, directors, and consultants and its subsidiary corporations' employees and consultants.

A total of 5,040,000 shares of the Company's common stock were initially reserved for issuance pursuant to the 2021 Plan. The 2021 Plan share reserve will be increased by the number of shares under the 2017 Plan that are repurchased, forfeited, expired or cancelled after the effective date of the 2021 Plan up to the limit under the 2021 Plan. The number of shares available for issuance under the 2021 Plan increases annually on the first day of each fiscal year beginning with the Company's 2022 fiscal year, equal to the least of (1) 5,040,000 shares, (2) five percent (5%) of the outstanding shares of its common stock as of the last day of the immediately preceding fiscal year; or (3) such other amount as the Company's Board of Directors may determine. As of December 31, 2022, there were 1,829,377 shares available for future issuance under the 2021 Plan.

Stock Options

Stock option activity for the year ended December 31, 2022 is as follows:

	Options	Weighted Average Exercise Price		Total Intrinsic Value		Weighted Average Remaining Contractual Life (Years)
Outstanding as of December 31, 2021	7,590,727	$	5.98			
Granted	3,519,698	$	9.99			
Exercised	(336,839)	$	1.20			
Cancelled	(130,726)	$	7.30			
Outstanding as of December 31, 2022	10,642,860	$	7.44	$	39,047	8.4
Options exercisable as of December 31, 2022	3,902,554	$	4.87	$	23,173	7.7

The vesting of stock options is stated in each individual grant agreement, which is generally four years. As of December 31, 2022, there was unrecognized stock-based compensation cost of $40.3 million, which is expected to be recognized over weighted-average term of 3 years. The aggregate intrinsic value of options exercised during the years ended December 31, 2022 and 2021 was $2.7 million and $4.3 million, respectively. For options granted during the years ended December 31, 2022 and 2021, the weighted-average grant date fair value was $7.32 and $11.30 per share, respectively. In previous years, there were additional options issued outside of this plan as discussed under Founder Stock Options.

Founder Stock Options

On September 19, 2017, the Company granted one of its founders the option to purchase 1,795,880 shares of the Company's common stock at an exercise price of $0.18 per share which vest monthly over a four-year period that expires 15 years after the date of grant. This grant is separate from the Company's equity incentive plans discussed above. As of December 31, 2022, 1,531,780 options were both outstanding and exercisable. There were no options exercised during the year ended December 31, 2022. As of December 31, 2022, there was no unrecognized stock-based compensation expense. As of December 31, 2022, the intrinsic value of options outstanding and exercisable was $13.4 million. The weighted-average remaining contractual life of stock options is 9.5 years as of December 31, 2022.

Fair Value Assumptions

The fair value of option grants is estimated on the date of grant using the Black-Scholes option-pricing model, which requires the use of the following assumptions:

	Year ended December 31,	
	2022	2021
Expected term (Years)	5.48 - 6.85	5.06 - 6.71
Expected volatility	81.72% - 87.47%	75.0% - 76.4%
Risk-free interest rate	1.68% - 4.18%	0.60% - 1.36%
Expected dividend rate	—	—
Fair value common stock	$6.25 - $13.60	$1.93 - $28.87

The expected term is based on the "simplified method" described in the U.S. Securities and Exchange Commission's Staff Accounting Bulletin Topic 14 which is determined as the midpoint between the vesting date and the contractual end of the option grant. Stock price volatility was estimated based on the estimated stock price volatility of a peer group of publicly traded companies over a similar term. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield in effect at the time of grant. The dividend yield was zero as the Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

Restricted Stock Units

A restricted stock unit (RSU) represents the right to receive one share of common stock upon vesting of the RSU. During the year ended December 31, 2022, the Company issued RSUs with service conditions that vest over three years. The fair value of each RSU is based on the closing price of the Company's common stock on the date of grant.

RSU activity for the year ended December 31, 2022 is as follows:

	RSUs	Weighted Average Grant Date Fair Value
Issued and unvested as of December 31, 2021	—	$ —
Granted	268,031	$ 7.98
Vested	—	$ —
Cancelled	(456)	$ 7.98
Issued and unvested as of December 31, 2022	267,575	$ 7.98

As of December 31, 2022, there was unrecognized stock-based compensation cost of $1.7 million, which is expected to be recognized over a term of 2.3 years.

2021 Employee Stock Purchase Plan

The 2021 Employee Stock Purchase Plan (ESPP) enables eligible employees of the Company to purchase shares of common stock at a discount. As of December 31, 2022, the Company has reserved for issuance 932,646 shares of common stock pursuant to the ESPP. Each offering period is approximately twelve months long. ESPP participants will purchase shares of common stock at a price per share equal to 85% of the lesser of (1) the fair market value per share of the common stock on the first trading day of the offering period or (2) the fair market value of the common stock on the purchase date.

Total stock-based compensation expense related to all equity plans, including Founder Stock Options was allocated as follows (in thousands):

	Year ended December 31,	
	2022	2021
Research and development	$ 6,173	$ 2,790
General and administrative	4,751	1,614
Total stock-based compensation expense	$ 10,924	$ 4,404

NOTE 5 COMMITMENTS AND CONTINGENCIES

License Agreements

On November 20, 2020 the Company exclusively licensed intellectual property from The Ohio State Innovation Foundation (OSIF) pursuant to a license agreement. Under the license agreement, the Company is obligated to make payments to OSIF aggregating up to $1.3 million per product covered by the OSIF licensed patent rights upon the achievement of specified development and regulatory approval milestones and approximately $2.3 million per product covered by the OSIF licensed patent rights upon the achievement of specified sales milestones. The Company is also obligated to pay low single-digit royalties to OSIF based on net sales by the Company and its affiliates and sublicensees of each product covered by the OSIF licensed patent rights. In addition, in the event the Company sublicenses the OSIF licensed patent rights, the Company is obligated to pay OSIF a specified portion of income received from sublicensing.

Total costs incurred for license fees and milestones achieved under the OSIF license agreement was $0.2 million and $0 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company has paid $0.5 million for license fees and milestones achieved in connection with the license agreement.

Lease Agreements

In January 2022, we entered into a lease agreement for approximately 18,614 square feet of office and laboratory space in Boulder, Colorado (the New Boulder Lease) with aggregate base rent payments of approximately $3.3 million over the initial 8.2-year term of the lease. The Company has the option to extend the New Boulder Lease for two additional terms of five years each. Further, the Company provided a standby letter of credit (LOC) of $0.8 million during the term of the lease as collateral for the Company's obligations under the lease. Provided there has been no event of default by the Company during the initial 36-month term, the Company will replace the initial LOC with a replacement LOC in the amount of $0.5 million. The New Boulder Lease includes two tenant improvement allowances, which includes one for $1.0 million in construction costs to be fully reimbursed by the lessor (the First Allowance) and one for $2.0 million in construction costs to be repaid to the lessor as additional rent payments over the initial term of the lease (the Second Allowance). During the year ended December 31, 2022, $1.0 million and $1.8 million was received by the lessor under the First Allowance and Second Allowance, respectively. The receipt of $1.8 million under the Second Allowance resulted in an increase to operating lease liabilities and an increase to aggregate base rent payments totaling $2.2 million. The Company is obligated to pay the lessor an amount not to exceed 5% of the net rents from the property for operating costs. Such amounts are not included in the measurement of the lease liability and are recognized as variable lease expense when they are incurred. Variable lease expense under the New Boulder Lease was $0.1 million and $0 for the years ended December 31, 2022 and 2021, respectively. The New Boulder Lease is classified as an operating lease.

The Company recorded a lease liability and ROU lease asset for the New Boulder Lease based on the present value of lease payments over the expected lease term, discounted using the Company's incremental borrowing rate. The option to extend the New Boulder Lease was not recognized as part of the Company's lease liability and ROU lease asset, as such extensions are not reasonably certain to occur. As of December 31, 2022, the weighted-average remaining lease term and the weighted-average discount rate for the New Boulder Lease was 7.3 years and 6%, respectively. Rent expense under the New Boulder Lease was $0.3 million and $0 for the years ended December 31, 2022 and 2021, respectively.

Future minimum lease payments under the New Boulder Lease as of December 31, 2022 are as follows (in thousands):

Year Ending December 31,	
2023	$ 630
2024	748
2025	759
2026	770
2027	782
Thereafter	1,803
Total undiscounted future minimum lease payments	5,492
Less: discount	(1,084)
Total lease liability	$ 4,408

The Company additionally leases office and lab space under lease agreements which expire in August 2023. These leases were excluded from our lease liability and ROU asset calculations due to their short-term nature. Future minimum lease payments under these short-term leases as of December 31, 2022 total $38,000, all of which will be paid through the end of fiscal year 2023. Total rent expense under these short term leases were $0.2 million and $0.1 million for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2021, future minimum lease payments totaled $141,000, all of which were paid in 2022.

Litigation

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company was not subject to any material legal proceedings during the year ended December 31, 2022 and no material legal proceedings are currently pending or threatened.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its Board of Directors that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any claims under indemnification arrangements, and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2022.

NOTE 6 INCOME TAXES

Since inception, the Company has incurred net taxable losses, and accordingly, no current provision for income taxes has been recorded. The effective income tax rate of the provision for income taxes differs from the federal statutory rate as follows:

	As of December 31,	
	2022	2021
Federal tax at statutory rate	21.0 %	21.0 %
State taxes, net of federal deduction	4.8 %	4.5 %
Research and development credits	3.0 %	1.8 %
Other	0.8 %	— %
Disallowed compensation	(1.2)%	— %
Change in valuation allowance	(28.4)%	(27.3)%
Effective income tax rate	—	—

Deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,	
	2022	2021
Deferred tax assets (liabilities):		
Federal net operating loss carryforward	$ 17,588	$ 14,570
Capitalized research expenses	10,096	-
State net operating loss carryforward	3,885	3,187
Federal R&D credit	3,369	1,130
Stock-based compensation	2,426	771
Accrued expenses	1,428	773
Lease liability	1,137	—
Other	432	141
Property and equipment	(61)	(42)
ROU asset	(340)	—
Total net deferred tax asset	39,960	20,530
Valuation allowance	(39,960)	(20,530)
Net deferred tax asset (liability)	$ —	$ —

For the period ended December 31, 2022, the Company has federal and state net operating loss carryforwards of $83.8 million and $86.4 million, respectively. Approximately $1.2 million and $53.3 million of the Company's federal and state net operating loss carryforwards, respectively will begin to expire in 2037. The remainder of the Company's federal and state net operating losses will carry forward indefinitely. The Company also has $3.4 million of federal research and development tax credits carryforwards, which will begin to expire in 2039. In accordance with Section 382 and Section 383, utilization of the NOL and tax credit carryforwards may subject to limitations based on prior or future ownership changes. Also, after weighing all available and positive and negative evidence the Company determined a full valuation allowance was necessary, consistent with prior year.

The Company is subject to income tax in multiple jurisdictions, including federal and several states. The Company has federal and state income tax returns that are open to examination from 2019 and 2018 forward, respectively. In addition, the utilization of NOLs and tax credit carryforwards, from periods prior to those previously mentioned may also be audited by the taxing authorities once utilized. As a result, the Company continuously monitors its current and prior filing positions in order to determine if any unrecognized tax positions need to be recorded. The analysis involves considerable judgement and is based on the best information available. For the period ended December 31, 2022, the Company is not aware of any positions which require an uncertain tax position liability.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, the Company's ability to use NOL and research tax credit carry forwards to offset future taxable income may be limited if the Company experiences a cumulative change in ownership of more than 50% within a three-year testing period. The Company has not completed an ownership change analysis pursuant to IRC Section 382. If ownership changes within the meaning of IRC Section 382 are identified as having occurred, the amount of NOL and research tax carryforwards available to offset future taxable income and income tax liabilities in future years may be significantly restricted or eliminated. Further, deferred tax assets associated with such NOLs and research tax credits could be significantly reduced upon realization of an ownership change within the meaning of IRC Section 382.

NOTE 7 EMPLOYEE BENEFIT PLANS

In 2017, the Company established a qualified 401(k) plan which covers all employees who meet eligibility requirements. The Company's contribution to the plan, as determined by the Company's Board of Directors, was discretionary until September 2021 when the Company initiated a match with a maximum amount of 4% of the participant's compensation. During the years ended December 31, 2022 and 2021, the Company made matching contributions of $0.4 million and $47,000 respectively.

NOTE 8 NET LOSS PER SHARE

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the convertible preferred stock and common stock options are considered to be potentially dilutive securities. Basic and diluted net loss per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company's participating securities do not have a contractual obligation to share in the Company's losses. As such, the net loss was attributed entirely to common stockholders. As the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share data):

| | Year Ended December 31, | |
	2022	2021
Numerator		
Net loss	$ (67,640)	$ (42,813)
Denominator		
Weighted-average shares outstanding used in computing net loss per share, basic and diluted	53,593,753	37,526,332
Net loss per share, basic and diluted	$ (1.26)	$ (1.14)

The following weighted average outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive:

| | Year Ended December 31, | |
	2022	2021
Options to purchase common stock	10,214,480	8,193,012
Unvested restricted stock units	179,177	—
Convertible preferred stock	—	8,670,206
Total	10,393,657	16,863,218

NOTE 9 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following amounts (in thousands):

	As of December 31, 2022	As of December 31, 2021
Laboratory equipment	$ 1,979	$ 1,339
Computers and software	281	275
Construction in process	7,338	—
Property and equipment - at cost	9,598	1,614
Less: accumulated depreciation	(1,065)	(702)
Property and equipment - net	$ 8,533	$ 912

Depreciation expense was $0.4 million and $0.3 million for the years ended December 31, 2022 and 2021, respectively.

NOTE 10 ACCRUED OTHER EXPENSES

Accrued other expenses consisted of the following amounts (in thousands):

	As of December 31, 2022	As of December 31, 2021
Accrued research and development costs	$ 4,782	$ 3,470
Accrued other	1,058	411
Total accrued other expenses	$ 5,840	$ 3,881

NOTE 11 SUBSEQUENT EVENTS

In February 2023, we signed an amendment to the lease agreement for the New Boulder Lease to occupy an additional 9,624 square feet of office and laboratory space (the Expansion Space). The Expansion Space includes an improvement allowance in the amount of $0.5 million. Rent payments will begin in December 2023.

Future minimum lease payments under the Expansion Space are as follows (in thousands):

Year Ending December 31,	
2023	$ 13
2024	230
2025	236
2026	242
2027	248
Thereafter	581
Total future minimum principal payments	$ 1,550

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and that such information is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2022, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Under the supervision of and with the participation of our principal executive officer and principal financial officer, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework" (2013). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Securities Exchange Act of 1934 that occurred during the quarter ended December 31, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives. In reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. In addition, the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2022, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this item will be contained in our definitive proxy statement to be filed with the SEC on Schedule 14A within 120 days after December 31, 2022, and is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements The financial statements of Edgewise Therapeutics, Inc. are filed as part of this report on Form 10-K under Item 8. Financial Statements and Supplementary Data.

(2) Financial Statement Schedules

All other schedules have been omitted because they are not required, are inapplicable, or the required information is included in the financial statements or notes thereto.

(3) Exhibits

The documents listed in the Exhibit Index are incorporated by reference or are filed with this report, in each case as indicated herein (numbered in accordance with Item 601 of Regulation S-K).

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-40236	3.1	March 30, 2021
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-40236	3.2	March 30, 2021
4.1	Amended and Restated Investors' Rights Agreement by and among the Registrant and certain of its stockholders, dated December 3, 2020.	S-1	333-253923	4.1	March 5, 2021
4.2	Specimen common stock certificate of the Registrant.	S-1	333-253923	4.2	March 5, 2021
4.3	Description of Securities.	10-K	001-40236	4.3	February 24, 2022
10.1^	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1	333-253923	10.1	March 5, 2021
10.2^	2017 Equity Incentive Plan, as amended, and forms of agreement thereunder.	S-1	333-253923	10.2	March 5, 2021
10.3^	2021 Equity Incentive Plan and forms of agreements thereunder.	S-1	333-253923	10.3	March 5, 2021
10.4^	2021 Employee Stock Purchase Plan and forms of agreements thereunder.	S-1	333-253923	10.4	March 5, 2021
10.5^	2021 Employee Stock Purchase Plan, as amended, and forms of agreement thereunder.	Filed herewith			
10.6^	Offer Letter between the Registrant and Kevin Koch, Ph.D.	S-1	333-253923	10.5	March 5, 2021
10.7^	Offer Letter between the Registrant and Alan Russell, Ph.D.	S-1	333-253923	10.6	March 5, 2021
10.8^	Offer Letter between the Registrant and R. Michael Carruthers.	S-1	333-253923	10.8	March 5, 2021
10.9^	Offer Letter between the Registrant and Behrad Derakhshan, Ph.D.	S-1	333-253923	10.9	March 5, 2021
10.10^	Offer Letter between the Registrant and John Moore.	S-1	333-253923	10.10	March 5, 2021
10.11^	Offer Letter between the Company and Joanne Donovan, M.D., Ph.D.	10-Q	001-40236	10.1	May 13, 2021
10.12^	Offer Letter between the Company and Marc Semigran, M.D.	Filed herewith			
10.13^	Executive Incentive Compensation Plan.	S-1	333-253923	10.11	March 5, 2021

10.14^	Executive Change in Control and Severance Plan.	S-1	333-253923	10.12	March 5, 2021
10.15^	Outside Director Compensation Policy.	S-1	333-253923	10.13	March 5, 2021
10.16	Sales Agreement, dated April 1, 2022, by and between Edgewise Therapeutics, Inc. and Cowen and Company, LLC.	S-3	333-264083	1.2	April 1, 2022
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith			
24.1	Power of Attorney (reference is made to the signature page hereto).				
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith			
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith			
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith			
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	Filed herewith			
101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed herewith			
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed herewith			
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed herewith			
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	Filed herewith			
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed herewith			
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	Filed herewith			

---

* The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, duly authorized.

Date: February 23, 2023


EDGEWISE THERAPEUTICS, INC.


By: /s/ Kevin Koch

Name: Kevin Koch

Title: President, Chief Executive Officer and Director
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Kevin Koch Kevin Koch, Ph.D.	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 23, 2023
/s/ R. Michael Carruthers R. Michael Carruthers	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 23, 2023
/s/ Peter Thompson Peter Thompson, M.D.	Co-Founder, Chairman and Director	February 23, 2023
/s/ Alan Russell Alan Russell, Ph.D.	Chief Scientific Officer and Director	February 23, 2023
/s/ Laura A. Brege Laura A. Brege	Director	February 23, 2023
/s/ Badreddin Edris Badreddin Edris, Ph.D.	Co-Founder and Director	February 23, 2023
/s/ Kenneth Harrison Kenneth Harrison, Ph.D.	Director	February 23, 2023
/s/ Jonathan Root Jonathan Root, M.D.	Director	February 23, 2023